Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-218485

Prospectus Supplement

(To U.S. Exchange Offer Prospectus filed with the U.S. Securities and Exchange Commission on August 15, 2017)

LINDE PUBLIC LIMITED COMPANY

OFFER DOCUMENT

Voluntary Public Takeover Offer

(Exchange Offer)

by

Linde Public Limited Company

The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY

United Kingdom

to the shareholders of

Linde Aktiengesellschaft

Klosterhofstraße 1, 80331 Munich

Germany

to acquire all ordinary bearer shares of Linde Aktiengesellschaft without par value for

1.540 ordinary shares of Linde Public Limited Company

for

each tendered share of Linde Aktiengesellschaft

Acceptance Period:

August 15, 2017 to October 24, 2017, at 24:00 hours (Central European Time)

Linde Aktiengesellschaft Shares:	ISIN DE0006483001

Tendered Linde Aktiengesellschaft Shares:	ISIN DE000A2E4L75

Linde PLC Shares:	ISIN IE00BZ12WP82

This prospectus supplement (this “Supplement”) is supplemental to, forms part of and must be read in conjunction with the U.S. Exchange Offer Prospectus (the “Prospectus”), which was filed with the U.S. Securities and Exchange Commission on August 15, 2017, relating to the voluntary public takeover offer (the “exchange offer”) of Linde Public Limited Company to the shareholders of Linde Aktiengesellschaft (“Linde AG”) to acquire all ordinary bearer shares of Linde AG (the “Linde AG shares”) without par value. To the extent that there is any inconsistency between any information in this Supplement and any other information in, or incorporated by reference into, the Prospectus, in each case as of the date of this Supplement, the information in this Supplement will prevail.

This Supplement has been prepared for the purpose of informing holders of Linde AG shares of (1) the joint reasoned statement of the executive board and the supervisory board of Linde AG on the exchange offer, dated August 21, 2017, made pursuant to section 27 para. 3 in conjunction with section 14 para. 3 sentence 1 of the German Securities Acquisition. The English translation of the German language joint statement is attached as Item 1 to this Supplement, and revised disclosure summaries of the opinions attached to Item 1 as Annexes 2-5 are attached as Item 2 to this Supplement.

The date of this Supplement is August 21, 2017.

Item 1

THIS DOCUMENT IS A TRANSLATION OF THE GERMAN

REASONED STATEMENT PURSUANT TO THE GERMAN SECURITIES ACQUISITION AND

TAKEOVER ACT (WPÜG) ISSUED BY LINDE AG AND OMITS ANNEX 1 TO THE GERMAN REASONED STATEMENT. NO LIABILITY UNDER GERMAN LAW ARISES FOR THIS

TRANSLATION FOR LINDE PLC.

Mandatory publication pursuant to

sec. 27 para. 3 in conjunction with sec. 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG)

Joint Reasoned Statement of of the Executive Board and the Supervisory Board

of

Linde Aktiengesellschaft

Klosterhofstraße 1, 80331 Munich

Germany

pursuant to sec. 27 para. 1 WpÜG

on the voluntary public takeover offer (exchange offer)

of

Linde PLC

The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY

United Kingdom

to

the shareholders of Linde Aktiengesellschaft

Linde Aktiengesellschaft Shares:	ISIN DE0006483001

Tendered Linde Aktiengesellschaft Shares:	ISIN DE000A2E4L75

Linde PLC Shares:	ISIN IE00BZ12WP82

i

INDEX OF DEFINITIONS

3

3-Months Average Price	I-29

A

Acceptance Period	I-21

Additional Acceptance Period	I-21

ADRs	I-29

AktG	I-1

Annual Cash Compensation	I-59

Asia	I-14

B

BaFin	I-16

Bidder	I-1

BofA Merrill Lynch	I-1

BofA Merrill Lynch Fairness Opinion	I-37

BörsG	I-47

Business Combination	I-4

Business Combination Agreement	I-2

Business Day	I-2

C

Central Registration Agent	I-10

CET	I-2

CFIUS	I-23

Clearstream	I-9

Closing Conditions	I-22

Combined Group	I-4

Company	I-1

Competing Offer	I-21

Completion of the Business Combination	I-4

Cumberland	I-8

D

Deferral Shares	I-58

Delisting	I-54

Downlisting	I-54

DTC	I-9

E

EDGAR	I-16

Enceladus	I-8

Equity Awards	I-57

EUR	I-2

Euro	I-2

Europe	I-14

Exchange Act	I-1

Exchange Offer	I-1

Exchange Ratio	I-1

Executive Board	I-1

Expected Total Offer Consideration	I-28

Expected Transaction Costs	I-28

EY	I-30

F

Fairness Opinion	I-32

G

Goldman Sachs	I-1

GS Fairness Opinion	I-35

I

IDW S1 2008	I-30

IFRS	I-4

Independent Expert	I-24

Integration Efforts	I-7

Integration Phase	I-6

Integration Plan	I-7

Investment Shares	I-58

L

Linde	I-1

Linde Class Director	I-6

Linde Designee	I-6

Linde Group	I-1

Linde LTIP	I-57

Linde Material Adverse Change	I-24

Linde PLC	I-1

Linde PLC Board	I-5

Linde PLC CEO	I-6

Linde PLC Group	I-1

Linde PLC Offer Shares	I-1

Linde PLC RSU	I-13

Linde PLC Shares	I-1

Linde PLC Stock Option	I-13

Linde Shareholders	I-1

Linde Shares	I-1

Longstop Date	I-23

M

Management Committee	I-7

Material Compliance Violation	I-25

Merger	I-4

Minimum Acceptance Ratio	I-23

Morgan Stanley	I-1

MS Fairness Opinion	I-33

N

Nominee	I-9

North America	I-13

O

Offer Consideration	I-1

Offer Document	I-1

P

Perella Weinberg	I-1

Possible Capital Reduction	I-9

Post-Completion Linde PLC Articles	I-5

Praxair	I-2

Praxair Class Director	I-6

Praxair Designee	I-6

Praxair Group	I-2

Praxair Material Adverse Change	I-25

Praxair Preferred Stock	I-13

Praxair PSU	I-13

Praxair Requisite Vote	I-18

Praxair RSU	I-13

Praxair Shareholders	I-13

Praxair Shares	I-12

Praxair Stock Option	I-13

Praxair Treasury Shares	I-13

Put Right	I-22

PWP Fairness Opinion	I-32

R

Registration Statement	I-4

Regulatory Condition	I-23

S

SEC	I-4

Segment Change	I-54

Settlement Agent	I-16

South America	I-14

Squeeze-Out	I-45

Statement	I-1

Supervisory Board	I-1

Surface Technologies	I-14

T

Tendered Linde Shares	I-4

Tendering Linde Shareholders	I-9

Transaction Costs	I-28

U

U.S. GAAP	I-4

UmwG	I-46

United States	I-1

USD	I-2

W

Works Council	I-1

WpÜG	I-1

WpÜG-AngebotsVO	I-16

GENERAL INFORMATION ABOUT THIS STATEMENT

On August 15, 2017, Linde Public Limited Company (“Linde PLC” or “Bidder”, together with its subsidiaries, the “Linde PLC Group”), in accordance with sec. 34 and sec. 14 paras. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”), published the offer document within the meaning of sec. 11 WpÜG (including Annex 1 (Persons acting jointly with the Bidder), Annex 2 (Subsidiaries of Linde as of August 14, 2017) and Annex 3 (Securities Prospectus) the “Offer Document”) for its voluntary public takeover offer in the form of an exchange offer (the “Exchange Offer”) to all shareholders of Linde Aktiengesellschaft (“Linde” or the “Company”, and together with its affiliated companies within the meaning of secs. 15 et seqq. of the German Stock Corporation Act (Aktiengesetz—“AktG”), the “Linde Group” , and the shareholders of Linde the “Linde Shareholders”).

The object of the Exchange Offer is to acquire all ordinary bearer shares without par value (auf den Inhaber lautende nennbetragslose Stückaktien ) of Linde AG (ISIN DE0006483001), each representing a pro rata amount of the share capital attributable to each Linde share of EUR 2.56 per share and each with full dividend rights and all ancillary rights associated therewith at the time of the completion of the Exchange Offer (“Linde Shares”) for consideration of 1.540 ordinary shares in the Bidder (ISIN IE00BZ12WP82), each representing a pro rata amount of the share capital attributable to each Linde PLC share of EUR 0.001 per share (the “Linde PLC Offer Shares”; jointly with the other shares of Linde PLC the “Linde PLC Shares”) in exchange for one Linde Share (the “Offer Consideration”). This corresponds to an exchange ratio of 1.540 Linde PLC Offer Shares for each Linde Share (“Exchange Ratio”).

The Offer Document was submitted by the Bidder to the Executive Board (Vorstand) of Linde (“Executive Board”) on August 15, 2017. The Executive Board passed on the Offer Document to both the Supervisory Board (Aufsichtsrat) of Linde (“Supervisory Board”) and to the competent works council (zuständiger Betriebsrat) of the Linde Group (Konzernbetriebsrat) (“Works Council”) on the same day.

The Executive Board and the Supervisory Board have carefully evaluated the Exchange Offer and are hereby issuing a joint reasoned statement pursuant to sec. 27 WpÜG (“Statement”) regarding the Bidder’s Exchange Offer. The Executive Board and the Supervisory Board each discussed and approved this Statement on August 21, 2017. Perella Weinberg Partners LP (“Perella Weinberg”) and Morgan Stanley Bank AG (“Morgan Stanley”) are serving as financial advisers to the Executive Board in connection with the Business Combination (as described in Sections II and III). Goldman Sachs AG (“Goldman Sachs”) and Bank of America Merrill Lynch International Limited Zweigniederlassung Frankfurt am Main (“BofA Merrill Lynch”) are serving as financial advisers to the Supervisory Board in connection with the Business Combination (as described in Sections II and III). In the context of this Statement, the Executive Board and the Supervisory Board note the following:

1.	Legal basis

Under sec. 27 para. 1 sentence 1 WpÜG, the executive board and the supervisory board of a target company are required to issue a reasoned statement on a takeover offer and all amendments thereto. This statement may be provided jointly by the target company’s executive board and supervisory board. The Executive Board and the Supervisory Board have decided to issue a joint statement regarding the Exchange Offer.

Further, in accordance with the laws of the United States of America (“United States”), the Executive Board and the Supervisory Board will issue and publish this English translation as reasoned statement pursuant to Rule 14e-2 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (“Exchange Act”). Such statement will be publicly available under www.sec.gov.

2.	Factual basis

Unless explicitly stated otherwise, time data in this Statement are given in the local time in Frankfurt am Main, Germany (Central European Summer Time or Central European Time, as applicable, together “CET”). References to a “Business Day” refer to a day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, or the City of New York, New York, United States, are generally closed. The currency designations “EUR” or “Euro” refer to the currency of Germany and certain other member states of the European Union; references to “USD” refer to the legal currency of the United States. For the conversion, the exchange rate of Bloomberg was used (1.1426 USD per EUR as of June 30, 2017 and the average exchange rate of USD 1.0829 per EUR for the six-months-period ended June 30, 2017 and USD 1.1069 per EUR for the year ended December 31, 2016). Unless stated otherwise, terms such as “at this point in time”, “at the date hereof”, “currently”, “at the moment”, “now”, “at present” or “today” refer to the publication date of this Statement, i.e. August 21, 2017, unless explicitly stated otherwise.

Certain statements and assumptions in this Statement contain or are based on “forward-looking” information. Forward-looking statements are based on Praxair’s, Linde’s or Linde plc’s beliefs and assumptions on the basis of factors currently known to them. These forward-looking statements include terms and phrases such as, e.g., “expect”, “continue”, “in the future”, “plan”, “anticipate”, “envisage”, “opportunity”, “forecast”, and similar expressions. These forward-looking statements include statements regarding benefits of the proposed business combination, the Integration Plan and expected synergies and cost reductions, anticipated future growth, financial and operating performance and results. Forward-looking statements involve significant risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. All forward-looking statements included in this document are based upon information available to Praxair, Linde and the Bidder on the date hereof. Each of the Executive Board and the Supervisory Board disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Unless explicitly stated otherwise, the information contained in this Statement relating to the Bidder, the persons acting jointly with the Bidder, the Exchange Offer and Praxair, Inc. (“Praxair”) and its subsidiaries (“Praxair Group”) is based on the information contained in the Offer Document and the annexes thereto, the Business Combination Agreement among Linde, Praxair, the Bidder, Zamalight Holdco LLC and Zamalight Subco, Inc. (“Business Combination Agreement”), and publicly available information.

The Executive Board and the Supervisory Board point out that Linde Shareholders who intend to accept the Exchange Offer should verify whether doing so will comply with legal obligations, if any, arising from individual circumstances (e.g. security interests in the shares or restrictions on sales). The Executive Board and the Supervisory Board cannot review such individual obligations and/or consider them in their recommendation. The Executive Board and the Supervisory Board recommend that Linde Shareholders obtain individual tax and legal advice as necessary.

The Executive Board and the Supervisory Board are also unable to verify the Bidder’s intentions as stated in the Offer Document, nor can they influence the implementation of these intentions, except such intentions are binding under the Business Combination Agreement. Except where another source is given, any statements regarding the Bidder’s intentions are based exclusively on the Bidder’s statements in the Offer Document. The Executive Board and the Supervisory Board do not possess any information that would cause them to question the accuracy of the Bidder’s statements regarding its intentions or their implementation. The Executive Board and the Supervisory Board wish to point out, however, as the Bidder has done in Section 2.3 of the Offer Document, that the Bidder’s intentions may change at a later point in time. There is no legal obligation to implement the intentions set forth in the

Offer Document, except such intentions as are binding under the Business Combination Agreement. It cannot be precluded, therefore, that the Bidder may change its stated intentions and that the intentions published in the Offer Document may not be implemented.

3.	Publication of this Statement and possible amendments to the Exchange Offer

This Statement and any supplements thereto and/or additional statements regarding further amendments to the Exchange Offer, if any, will be published in accordance with sec. 27 para. 3 and sec. 14 para. 3 sentence 1 WpÜG on the Company’s website at

http://www.the-linde-group.com

under Proposed Merger, where, in addition, the binding German version will be published. Copies may be obtained free of charge from Linde Aktiengesellschaft, Investor Relations, Klosterhofstraße 1, 80331 Munich, Germany. Both the fact of publication and the availability of copies for distribution free of charge will be announced in the Federal Gazette (Bundesanzeiger).

This Statement and any supplements thereto and/or additional statements regarding further amendments to the Exchange Offer, if any, will be published in German and in a non-binding English translation. No liability is assumed for the accuracy or completeness of such English translations. Solely the German versions shall be authoritative.

4.	Independent review by Linde Shareholders

The Executive Board and the Supervisory Board point out that the description of the Bidder’s Exchange Offer contained in this Statement does not purport to be complete and that solely the terms of the Offer Document apply to both the content and the settlement of the Exchange Offer. The valuations by and recommendations of the Executive Board and the Supervisory Board contained in this Statement are by no means binding on the Linde Shareholders. Any references to, or quotes, summaries or repetitions of, the Exchange Offer or Offer Document, including the annexes thereto, in this Statement serve solely as reference points, and the Executive Board and the Supervisory Board do not adopt the Exchange Offer or the Offer Document, nor do they assume any liability for the accuracy or completeness of the Exchange Offer or Offer Document, including the annexes thereto. Each Linde Shareholder must, at its own responsibility, take note of the Offer Document, form its own opinion of the Exchange Offer and take any actions necessary, as the case may be. Each Linde Shareholder accepting the Exchange Offer is responsible for complying with the requirements and conditions set forth in the Offer Document.

The Bidder has also noted in Section 1.6 of the Offer Document that acceptance of the Offer outside of Germany and the United States may be subject to certain legal restrictions on account of applicable local requirements. Linde Shareholders who come into possession of the Offer Document outside of Germany and the United States and/or who wish to accept the Exchange Offer outside of Germany and the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them. Neither the Bidder, nor persons acting jointly with the Bidder within the meaning of sec. 2 para. 5 sentences 1 and 3 WpÜG, assume liability for the legality of accepting the Exchange Offer outside of Germany and the United States under the relevant applicable legal provisions.

Overall, each Linde Shareholder is responsible for making his/her own decision on whether and, where applicable, to what extent he/she wishes to accept the Exchange Offer, taking into account the overall situation, the individual situation (including the individual tax situation) and his/her personal assessment of the future development of the Linde Shares’ and the Linde PLC Shares’ value and price. In making this decision, the Linde Shareholders should avail themselves of all sources of information available to them and adequately consider their personal interests. The Executive Board and the Supervisory Board do not assume any responsibility for Linde Shareholders’ decisions.

5.	Linde Shareholders in the United States

The Bidder has noted in Section 1.2 of the Offer Document that the Exchange Offer is being made in the United States in reliance on, and in compliance with, applicable provisions of Section 14(e) and Regulation 14E of the Exchange Act, as modified by Rule 14d-1(d) thereunder. The Exchange Offer is an offer to acquire shares of a publicly listed German company and is subject to the legal provisions of Germany regarding the implementation and disclosure requirements for such an offer which differ substantially from the corresponding legal provisions of the United States. For example, certain financial information in the Offer Document has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and may therefore not be comparable to financial information relating to U.S. companies and other companies whose financial information is prepared in accordance with the Generally Accepted Accounting Principles of the United States (“U.S. GAAP”) or with International Financial Reporting Standards as adopted by the International Accounting Standards Board. Furthermore, the payment and settlement procedure with respect to the Exchange Offer will comply with the applicable German rules which differ from payment and settlement procedures customary in the United States.

6.	Registration Statement

Pursuant to applicable U.S. securities laws, including Section 5 of the Securities Act, and Rule 145 thereunder, in the United States, the Bidder is required to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”) with respect to the Linde PLC Shares to be issued in the Exchange Offer and the Merger (as defined in Section II of this Statement). The SEC must declare the Registration Statement effective prior to the expiration of the Acceptance Period. On the basis of an early commencement rule, the Bidder may begin the Exchange Offer pursuant to a preliminary prospectus filed with the SEC prior to the effectiveness of the Registration Statement. On August 14, 2017, the SEC has declared the Registration Statement effective.

7.	Statement by the Group Works Council

Pursuant to sec. 27 para. 2 WpÜG, the competent works council of the target company may provide a statement regarding the Exchange Offer to the Executive Board, which the Executive Board must attach to its statement in accordance with sec. 27 para. 2 WpÜG irrespective of its obligation under sec. 27 para. 3 sentence 1 WpÜG. The works council of Linde Group being the competent works council provided its statement to the Executive Board on August 18, 2017.

GENERAL INFORMATION ABOUT THE BIDDER, LINDE AND PRAXAIR

On June 1, 2017, Linde and Praxair have announced the terms of the proposed merger of equals between the two companies and their businesses (“Business Combination”). On August 10, 2017, the parties amended the Business Combination Agreement with respect to certain minor technical aspects concerning the implementation of the Merger. As agreed upon in the Business Combination Agreement, both companies will be combined under the Bidder as the newly formed holding company of the future group. Linde shall at first become a direct subsidiary of the Bidder through the Exchange Offer and subsequently, through a contribution or other transfer of all or most of the Linde Shares tendered into the Exchange Offer (together with the Linde Shares tendered within the Additional Acceptance Period the “Tendered Linde Shares”) within the Linde PLC Group, is intended to become an indirect subsidiary of the Bidder. Praxair shall become an indirect subsidiary of the Bidder by way of merging Zamalight Subco, Inc., a company fully controlled by the Bidder, with and into Praxair (“Merger”). The Bidder and its subsidiaries after the completion of the Exchange Offer and the Merger (together the “Completion of the Business Combination”), including Linde and Praxair, are referred to as the “Combined Group”.

1.	Bidder

The Bidder has published the following information in the Offer Document. This information is correct to the best knowledge of the Executive Board and the Supervisory Board. For further detailed information about the Bidder, please refer to Section 5 of the Offer Document.

1.1	Legal basis

The Bidder was incorporated as a public limited company under the laws of Ireland on April 18, 2017, and is registered with the registered number 602527 under the legal name Linde PLC (former name: Zamalight PLC). The Bidder currently does not use a commercial or trading name different from its legal name. The Bidder has been formed for an unlimited duration. Its financial year corresponds to the calendar year. The Bidder’s registered office is at Ten Earlsfort Terrace, Dublin 2, DO2 T380, Ireland, and its principal executive offices are located at The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom.

Pursuant to the Bidder’s articles of association, the Bidder’s principal object is to act as a holding company. Following the Completion of the Business Combination, the Bidder will be the ultimate holding company for Linde and Praxair. In the Business Combination Agreement (see Section III.5 of this Statement), Praxair and Linde have agreed on certain governance matters which will, at the latest with effect from the Completion of the Business Combination, be implemented by the Bidder in the terms of the constitution of the Bidder (“Post-Completion Linde PLC Articles”). Other corporate governance matters will be implemented in the terms of certain ancillary corporate governance documents substantially to be adopted by the Bidder with effect from the Completion of the Business Combination. Prior to the Completion of the Business Combination, a special resolution of the Bidder will be proposed to the two sole shareholders of the Bidder at the time, Enceladus and Cumberland (see Section II.1.3 of this Statement), who will be asked to approve the adoption of the Post-Completion Linde PLC Articles in replacement of the existing constitution of the Bidder, such resolution to be conditional on and taking effect from the Completion of the Business Combination. The Post-Completion Linde PLC Articles are expected to include further objects incidental to it acting as a holding company.

1.2	Board composition and corporate governance

The Bidder has a unitary board system, which is constituted in accordance with the Irish Companies Act 2014 and which will, after the Completion of the Business Combination, be constituted in accordance with the corporate governance standards of the NYSE Listed Company Manual.

The structure and composition of the boards have been mutually agreed by Linde and Praxair in the Business Combination Agreement. The Executive Board (unanimously) and the Supervisory Board (by a majority vote) approved the BCA. Accordingly, Linde also considers the structure of the corporate governance and the composition of the boards and committees to be expedient.

1.2.1	Composition of the Bidder’s board of directors prior to the Completion of the Business Combination

Currently, the board of directors of the Bidder comprises four directors, two of whom have been designated by Praxair and two of whom have been designated by Linde. As agreed in the Business Combination Agreement, all four of the directors will resign at the Completion of the Business Combination.

1.2.2	Composition of the Bidder’s board of directors by the Completion of the Business Combination

As agreed in the Business Combination Agreement, at the Completion of the Business Combination, the Bidder’s board of directors (“Linde PLC Board”) shall consist of twelve directors, six of whom shall be designated by Linde from among the members of the Supervisory Board (each a “Linde Designee”) and six of whom shall be designated by Praxair from the members of the board of directors of Praxair (each a “Praxair Designee”). At the Completion of the Business Combination, eleven members of the Linde PLC Board will be non-executive directors. The twelfth member will be the chief executive officer of Linde PLC (“Linde PLC CEO”).

The initial members of the Linde PLC Board at the Completion of the Business Combination (known as of the date of the publication of the Offer Document) are:

•	Prof. Dr. Wolfgang Reitzle (Linde PLC Chairman);

•	Stephen F. Angel (Linde PLC CEO);

•	Prof. Dr. Dr. Ann-Kristin Achleitner;

•	Dr. Clemens Börsig;

•	Dr. Nance Dicciani;

•	Dr. Thomas Enders;

•	Franz Fehrenbach;

•	Ed Galante;

•	Larry McVay;

•	Dr. Victoria Ossadnik;

•	Martin Richenhagen; and

•	Robert Wood.

During the first three years following the Completion of the Business Combination (“Integration Phase”), the Linde PLC Board shall be comprised of twelve directors, six of whom shall be individuals who were Linde Designees at the Completion of the Business Combination or individuals nominated and appointed or elected to fill a vacancy created by the resignation, removal, death or disability of a Linde Class Director (each a “Linde Class Director”), and six of whom shall be individuals who were a Praxair Designee at the Completion of the Business Combination or individuals nominated and appointed or elected to fill a vacancy created by the resignation, removal, death or disability of a Praxair Class Director (each a “Praxair Class Director”).

After the Integration Phase, the Post-Completion Linde PLC Articles or charters of the committees, as applicable, shall, subject to any shareholders’ resolution to the contrary, following the Completion of the Business Combination, provide that the Linde PLC Board will, upon recommendations of the nomination and governance committee, propose nominees for election to the Linde PLC Board at Linde PLC’s annual shareholders’ meeting without having regard to the specific ratio of members who are Linde Class Directors or Praxair Class Directors.

At the Completion of the Business Combination, the Linde PLC Board shall have the following committees:

•	Executive Committee;

•	Audit Committee;

•	Nomination and Governance Committee; and

•	Compensation Committee.

1.2.3	Linde PLC CEO

As agreed in the Business Combination Agreement, the Linde PLC Board shall establish the roles and responsibilities of the Linde PLC CEO and shall review them from time to time for appropriateness.

However, pursuant to the Business Combination Agreement, at the Completion of the Business Combination, the roles and responsibilities of the Linde PLC CEO shall be, among others:

•	Managing and directing the Management Committee (as described in Section II.1.2.4 of this Statement);

•	After the Integration Phase, appointing and removing members of the Management Committee with the counsel of the Linde PLC Board;

•	Managing the business of the Linde PLC Group together and with the counsel of the members of the Management Committee;

•	Preparing a global strategy, a strategic plan, operational business plan and performance targets, together and with the counsel of the Management Committee;

•	Presenting to the Linde PLC Board the integration plan (“Integration Plan”) for the Integration Efforts (as defined immediately below) and any significant changes thereto;

•	Reporting to the Linde PLC Board on the progress of the integration of the business of Linde and its subsidiaries and Praxair and its subsidiaries (“Integration Efforts”);

•	Directing the implementation and execution of the strategic plans approved by the Linde PLC Board, together and with the counsel of the Management Committee; and

•	Working closely together with the chairman of the Linde PLC Board and keeping the chairman of the Linde PLC Board and the remainder of the Linde PLC Board reasonably informed regarding the activities of the Bidder’s Group.

At the Completion of the Business Combination, Stephen F. Angel shall serve as the initial Linde PLC CEO.

1.2.4	Management Committee

As agreed in the Business Combination Agreement, from and following the Completion of the Business Combination, a management committee (“Management Committee”) shall be established for the Linde PLC Group, which shall be comprised of six executive officers of the Linde PLC Group that report to the Linde PLC CEO. The Management Committee shall not be a corporate body or organ of Linde PLC and shall not be a committee or organ of the Linde PLC Board. The members of the Management Committee shall be titled “Executive Officers”. The role and responsibilities of the Management Committee shall be established by the Linde PLC CEO, shall be reviewed from time to time by the Linde PLC Board for appropriateness and shall include initially, among others:

•	Delivering operating results against the strategic plans, operational business plans, performance targets, annual budgets and safety and compliance standards for the Linde PLC Group approved by the Linde PLC Board;

•	Managing the business of the subsidiaries of the Bidder under the direction of the Linde PLC CEO;

•	Directing the implementation and execution of the strategic decisions made by the Linde PLC Board, within the mandate provided by the Linde PLC Board under the direction of the Linde PLC CEO; and

•	Ensuring internal alignment for cohesive and consistent communication both internally and externally to stakeholders.

1.2.5	Further information

For further information on Linde PLC’s corporate governance after the Completion of the Business Combination see Sections 5.1.3, 9.2.2 and 9.2.3 of the Offer Document and Section V.2.2 of this Statement.

1.3	Bidder’s capital and shareholder structure

1.3.1	Current issued share capital and shareholders

Currently, Linde PLC’s issued share capital amounts to EUR 25,000, consisting 25,000 A ordinary shares with a nominal value of EUR 1.00 each. The A ordinary shares of EUR 1.00 each were initially issued on Linde PLC’s incorporation as ordinary shares. These shares were subsequently re-designated as A ordinary shares to avoid confusion with the ordinary shares of EUR 0.001 each. All of Linde PLC’s issued shares are fully paid up.

The two sole shareholders of Linde PLC, Enceladus and Cumberland, each subscribed for 12,500 A ordinary shares each at EUR 2.00 per ordinary share (i.e. comprising EUR 1.00 of nominal value and EUR 1.00 share premium per share) resulting in total share premium of EUR 25,000 in addition to the EUR 25,000 of share capital described above.

Enceladus Holding Limited is a private company limited by shares formed under the laws of Ireland and has its registered address at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland (“Enceladus”). Enceladus is wholly owned by the Irish law firm Arthur Cox, a legal counsel of Praxair in connection with the Business Combination. Arthur Cox is a partnership formed under Irish law, with its corporate seat in Dublin and with approximately 100 partners, none of whom has a controlling influence on the partnership. Enceladus was established as a corporate services provider to facilitate corporate transactions of clients of Arthur Cox and is managed by its board of directors. Enceladus has three directors, each of whom is a partner of Arthur Cox.

Cumberland Corporate Services Limited is a private company limited by shares formed under the laws of Ireland and has its registered address at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland (“Cumberland”). Cumberland, through Lower Mount Limited (Ireland), Frymount Limited (Ireland) and William Fry Limited (Ireland), is wholly directly and indirectly owned by the Irish law firm William Fry, a legal counsel of Linde in connection with the Business Combination. William Fry is a partnership formed under Irish law, with its corporate seat in Dublin and with approximately 80 partners, none of whom has a controlling influence on the partnership. Cumberland was established as a corporate services provider to facilitate corporate transactions of clients of William Fry and is managed by its board of directors. Cumberland has three directors, each of whom is a partner of William Fry.

According to the Offer Document, each of Enceladus and Cumberland and their board of directors will use their voting rights in Linde PLC solely as described in the Offer Document to enable Linde PLC and the Linde PLC Board to fulfill their respective duties and obligations undertaken and described in the Offer Document and the Business Combination Agreement.

1.3.2	Changes to the Bidder’s share capital

Pursuant to a special written resolution executed on July 25, 2017 by Enceladus and Cumberland, Linde PLC’s two sole shareholders, both of which are private companies formed under the laws of Ireland with their registered office in the municipality of Dublin, Ireland, the Linde PLC Board was authorized, in accordance with Sec. 1021 of the Companies Act 2014, to generally and unconditionally allot Linde PLC Shares up to a total aggregate nominal amount of EUR 1,750,000, comprising 1,750,000,000 ordinary shares of EUR 0.001 each with the authority to expire five years after the date of the resolution, unless renewed, varied or revoked by the general meeting of Linde PLC. It is intended that the existing authority will be extended by renewing it for a further five years with effect on Completion of the Business Combination and such authority will be contained in the Post-Completion Linde PLC Articles.

On July 25, 2017, the Linde PLC Board passed a resolution to allot and to issue Linde PLC Shares to Linde Shareholders that accept the Exchange Offer and to the Praxair Shareholders (or to the Nominee for DTC, each as defined in the subsequent paragraph) at the Completion of the Business Combination.

The issuance of these Linde PLC Shares will be effected as follows: Shortly before the Completion of the Business Combination, the Linde PLC Board will, pursuant to the authority described above (as renewed in the Post-Completion Linde PLC Articles), pass a resolution to allot and to issue the exact number of Linde PLC Shares that are required to fulfill Linde PLC’s obligation to deliver Linde PLC Shares under the Exchange Offer and the Merger. Upon issuance, Linde PLC Offer Shares will registered on behalf of the central securities depositary, that is Depositary Trust Company in New York, New York, United States (“DTC”) to cover the inventory of DTC (i.e. the U.S.-equivalent securities custody) in the name of DTC’s nominee, that is Cede & Co. (“Nominee”) so that the Nominee will become the legal owner of the Linde PLC Shares.

On the basis of the above resolutions, Linde PLC will be able to fulfill its obligations to deliver the Linde PLC Shares under the Exchange Offer and the Merger without further approvals being required from Linde PLC’s shareholders or otherwise.

At the Completion of the Business Combination, Linde PLC’s register of members will be updated in order to show recent changes of the members (i.e. shareholders of Linde PLC). Such update will reflect the above described allotment of Linde PLC Offer Shares to the Nominee. The Nominee will acquire full legal title to the Linde PLC Offer Shares when the name of the Nominee is entered in Linde PLC’s register of members. The issuance is effective before filing with the Irish Companies Registration Office. In contrast with the legal situation in Germany, this fact increases the certainty of the effective issuance of the Linde PLC Offer Shares.

Linde Shareholders who have accepted the Exchange Offer (and have not validly withdrawn such acceptance) (“Tendering Linde Shareholders”) will acquire the Linde PLC Offer Shares as a pro rata property interest in the aggregate amount of all Linde PLC Shares held by shareholders through DTC. Tendering Linde Shareholders will therefore become beneficial owners of Linde PLC Shares. Such beneficial ownership position of Tendering Linde Shareholders under Irish law is based on the custodial chain between DTC, Clearstream Banking AG, Frankfurt am Main, Germany (“Clearstream”) and the custodian banks. As a result of this custodial chain, beneficial owners are entitled to all rights associated with the Linde PLC Shares, such as the right of disposal, voting rights, and dividend rights.

Pursuant to a special written resolution to be executed by Enceladus and Cumberland, the rights attached to the existing 25,000 A ordinary shares of Linde PLC will be amended such that upon the Completion of the Business Combination and at the same time as the issuance of Linde PLC Shares pursuant to the Merger, the 25,000 A ordinary shares in Linde PLC, 12,500 of which are held by Enceladus and 12,500 of which are held by Cumberland, immediately prior to the Completion of the Business Combination will be converted to deferred shares in accordance with the Post-Completion Linde PLC Articles, and they will not carry voting rights or dividend entitlements. Immediately following the Settlement of the Exchange Offer and prior to the completion of the Merger, the aggregate nominal value of the Linde PLC Shares in issue will exceed the minimum capitalization requirement under Irish company law and the deferred shares will be acquired and cancelled by Linde PLC for nil consideration.

Linde PLC is considering the implementation of steps to create distributable reserves following the admission of the Linde PLC Shares to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange to provide flexibility for future dividends and other returns to shareholders by (i) cancelling the share premium (i.e. the consideration received by Linde PLC for the shares issued that is in excess of the nominal value of those shares) which will be created as a result of the Merger; and (ii) capitalizing all or part of the merger reserve which will be created as a result of the Exchange Offer, and immediately cancelling any bonus shares issued for the purpose of such capitalization (such transactions described in clauses (i) and (ii) together the “Possible Capital Reduction”).

The Executive Board and the Supervisory Board note that any Linde shareholders who tender Linde Shares pursuant to the Exchange Offer must also deliver their consent in respect of such tendered Linde

Shares to the Possible Capital Reduction to create distributable reserves. According to the Offer Document, the Possible Capital Reduction will not negatively affect any rights of the Tendering Linde Shareholders.

1.3.3	Shareholder register and ownership rights relating to the Linde PLC Shares

The Bidder will maintain a register of members (i.e., shareholders). It will be updated upon the Completion of the Business Combination to reflect the allotment and issuance of Linde PLC Shares in connection with the Exchange Offer and the Merger. The register of members and the record of uncertificated shares must be available for inspection at the registered office of the Bidder or at an alternative location specified under law.

Shares in an Irish public limited company such as the Bidder can be issued and held either in a so-called certificated (i.e., hard copy share certificates are issued to shareholders) or a so-called uncertificated (i.e., dematerialized) form. Where shares are held in certificated form, a shareholder must agree to become a shareholder in the Irish public limited company. That shareholder’s name must be entered into the register of members maintained by an Irish public limited company in order to acquire legal title to the shares.

To facilitate trading of shares in an Irish public limited company on an exchange, the shares will be issued in uncertificated form. As described above, an allotment of Linde PLC Offer Shares to the Nominee will occur. The Nominee will become the direct legal owner of the respective shares as well as the legal holder of all rights associated with these shares.

The Nominee will be registered in the register of members of the Bidder. The Bidder’s register of members will be updated at the Completion of the Business Combination. Following such update, the Nominee will therefore be the direct legal owner of Linde PLC Offer Shares. The Linde PLC Offer Shares will be held for the benefit of the Tendering Linde Shareholders, hence creating beneficial ownership. Such beneficial ownership of the Linde PLC Offer Shares will be received by Tendering Linde Shareholders through a custodial chain.

In order to facilitate the exercise of shareholder rights, in particular voting rights and attendance at general meetings for beneficial owners holding the Linde PLC Offer Shares through Clearstream, the Bidder has entered into an agreement with ADEUS Aktienregister-Services-GmbH, Königinstraße 28, 80802 Munich, to act as central registration agent (the “Central Registration Agent”) upon the Completion of the Business Combination. The functions of the Central Registration Agent will include the publication of the information in the German Federal Gazette which beneficial owners need in order to exercise their rights and processing administrative tasks in connection with the logistics of attending and voting at general meetings. The Bidder will maintain the Central Registration Agent, or a comparable service provider, during the entire time of its listing on the Frankfurt Stock Exchange.

1.4	Structure and business of the Bidder

To the date of the Offer Document, Linde PLC has not traded nor has it entered into obligations other than in connection with the Exchange Offer and the Merger. Linde PLC does not hold any equity interest in any other legal entity, except for German Intermediate Holding GmbH, German Intermediate Holding AG, Zamalight Holdco LLC and Zamalight Subco, Inc. However, Praxair and Linde will become direct or indirect subsidiaries of the Bidder following the Completion of the Business Combination.

2.	Linde

2.1	General Information

Linde is a listed German stock corporation (Aktiengesellschaft) with its registered seat in Munich, Germany, registered in the commercial register (Handelsregister) of the local court of Munich

(Amtsgericht München) under the number HRB 169850. The Company’s business address is Klosterhofstraße 1, 80331 Munich. The Company is the parent company of the Linde Group.

Section 6.1 through 6.3 of the Offer Document accurately lay out the legal basis of Linde, the share capital and treasury shares of Linde, the authorized and conditional capital of Linde and the Linde Long Term Incentive Plan as well as an overview of the business activities of the Linde Group. Section 6.5 of the Offer Document provides an overview of persons, holding 3 % or more of the voting rights from issued Linde Shares. There are no other persons to whom 3 % or more of the voting rights from issued Linde Shares are to be economically attributed to than such persons listed in the voting rights notifications pursuant to secs. 21 WpHG et seqq. The information contained in the Offer Document corresponds to the information provided on Linde’s website http://www.the-linde-group.com/de/ under the section Investor Relations/Linde Aktien/Stimmrechtsmitteilungen (as of August 10, 2017).

2.2	Members of the Executive Board and the Supervisory Board

The Executive Board (Vorstand) currently consists of the following members:

•	Prof. Dr. Aldo Belloni (Chief Executive Officer);

•	Dr. Christian Bruch (Head of Linde Engineering);

•	Bernd Eulitz (Head of EMEA Gases);

•	Sanjiv Lamba (Head of APAC Gases); and

•	Dr. Sven Schneider (Chief Financial Officer).

The Supervisory Board of Linde is subject to parity codetermination according to the German Co-determination Act 1976 as amended (Mitbestimmungsgesetz). The Supervisory Board currently has the following twelve members:

•	Prof. Dr. Wolfgang Reitzle (Chairman);

•	Hans-Dieter Katte (Deputy Chairman);

•	Franz Fehrenbach (Second Deputy Chairman);

•	Prof. Dr. Dr. Ann-Kristin Achleitner;

•	Dr. Clemens Börsig;

•	Anke Couturier;

•	Dr. Thomas Enders;

•	Gernot Hahl;

•	Dr. Martin Kimmich;

•	Dr. Victoria Ossadnik;

•	Xaver Schmidt; and

•	Frank Sonntag.

3.	Praxair

The following information has been published by the Bidder in the Offer Document. Such information has not again been verified by the Executive Board and the Supervisory Board. However, to the knowledge of the Executive Board and the Supervisory Board and based on the information obtained through the due diligence review that was conducted prior to the execution of the Business Combination Agreement, there is no information which contradicts such disclosure. For further detailed information about Praxair, please refer to the Offer Document.

3.1	Legal basis

Praxair is a listed stock corporation incorporated under the laws of the State of Delaware with its registered seat in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware, United States. The name of the registered agent at such address is The Corporation Trust Company. Praxair’s business address is 10 Riverview Drive, Danbury, Connecticut 06810-5113, United States. Praxair is the parent company of the Praxair Group.

Article 3 of Praxair’s Certificate of Incorporation Association describes the purpose of Praxair as follows: The nature of the business or purposes to be conducted or promoted by the Corporation is to conduct any lawful business, to exercise any lawful purpose and power and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same may be amended from time to time.

3.2	Members of the board of directors and executive officers

The board of directors of Praxair consists of the following members:

•	Stephen F. Angel (Chairman);

•	Oscar Bernardes (Director);

•	Dr. Nance K. Dicciani (Director);

•	Edward G. Galante (Director);

•	Raymond W. LeBoeuf (Director);

•	Larry D. McVay (Director);

•	Martin H. Richenhagen (Director);

•	Wayne T. Smith (Director); and

•	Robert L. Wood (Director).

The executive officers of Praxair are:

•	Stephen F. Angel (Chief Executive Officer);

•	Matthew J. White (Senior Vice President, Chief Financial Officer);

•	Guillermo Bichara (Vice President; General Counsel & Corporate Secretary);

•	Kelcey E. Hoyt (Vice President and Controller);

•	Eduardo F. Menezes (Executive Vice President);

•	Anne K. Roby (Senior Vice President);

•	David P. Strauss (Vice President and Chief Human Resources Officer); and

•	Scott E. Telesz (Executive Vice President).

3.3	Praxair’s capital and shareholder structure

Praxair is authorized to issue up to 800,000,000 shares of Praxair common stock (“Praxair Shares”), with a par value of USD 0.01 per share, and is further authorized to issue up to 25,000,000 shares of preferred stock (“Praxair Preferred Stock”), with a par value of USD 0.01 per share. As of August 8, 2017 383,230,625 Praxair Shares were issued. All of the outstanding Praxair Shares were fully paid and non-assessable. Praxair held 97,165,506 Praxair Shares (approximately 25.3% of issued Praxair Shares) as treasury shares (“Praxair Treasury Shares”).

Holders of Praxair Shares (“Praxair Shareholders”) are entitled to receive dividends, in the form and to the extent declared by the Praxair board of directors out of funds legally available for payment, subject to the rights of holders, if any, of Praxair Preferred Stock. Subject to possible restrictions on voting rights, each outstanding Praxair Share entitles its holder to one vote. Subject to the rights, if any, of the holders of any series of Praxair Preferred Stock outstanding and subject to applicable law, all voting rights are vested in the holders of Praxair Shares. Holders of Praxair Shares are not granted subscription rights. Praxair Shares may not be converted into shares of other classes of stock.

At the effective time of the Merger, each option to purchase Praxair Shares (“Praxair Stock Option”) will be converted into an option to purchase Linde PLC Shares (the “Linde PLC Stock Option”) on substantially the same terms and conditions as were applicable to such Praxair Stock Option immediately prior to the effective time of the Merger. The number of Linde PLC Shares subject to each such Linde PLC Stock Option will be equal to the number of Praxair Shares subject to each Praxair Stock Option immediately prior to the effective time of the Merger. Such Linde PLC Stock Option will have the same exercise price per share as the per-share exercise price applicable to such Praxair Stock Option immediately prior to the effective time of the Merger.

At the effective time of the Merger, each restricted stock unit measured in Praxair Shares (the “Praxair RSU”) will be converted into a restricted stock unit denominated in Linde PLC Shares (the “Linde PLC RSU”) on substantially the same terms and conditions as were applicable to such Praxair RSU immediately prior to the effective time of the Merger. The number of Linde PLC Shares subject to each such Linde PLC RSU will be equal to the number of Praxair Shares subject to each Praxair RSU immediately prior to the effective time of the Merger.

At the effective time of the Merger, each performance share unit measured in Praxair Shares (the “Praxair PSU”) will be converted into a Linde PLC RSU on substantially the same terms and conditions as were applicable to such Praxair PSU immediately prior to the effective time of the Merger. The number of Linde PLC Shares subject to each such Linde PLC RSU will be equal to the greater of (i) the target number of Praxair Shares subject to such Praxair PSU and (ii) the target number of Praxair Shares subject to such Praxair PSU determined based on the achievement of the performance goals applicable to such Praxair PSU immediately prior to the effective time of the Merger.

To the knowledge of the Bidder (after due inquiry of Praxair), no more than 5 % of the Praxair Shares outstanding on August 8, 2017 are to be economically attributed to any person with the exception of the shareholders listed below. The information presented below derives from the reports filed by the beneficial owners with the SEC.

Overview II.2.3: Shareholder structure of Praxair

Class of Shares	Name of the Beneficial Owner	Voting Rights
Common stock	Capital World Investors	9.0%
Common stock	The Vanguard Group	7.3%
Common stock	Soroban Capital GP LLC	6.2%
Common stock	BlackRock, Inc.	6.1%

3.4	Structure and business of the Praxair Group

Praxair is the parent company of the Praxair Group. The Praxair Group is a leading industrial gas company in North and South America and has an established business in Asia and an established business in Europe. It is comprised of five segments: North America (“North America”), Europe

(“Europe”), South America (“South America”), Asia (“Asia”) and surface technologies (“Surface Technologies”).

•	North America operates production facilities in the United States, Canada and Mexico, approximately 255 of which are cryogenic air separation plants, hydrogen plants and carbon dioxide plants. There are five major pipeline complexes in North America located in Northern Indiana; Houston, Texas; along the Gulf Coast of Texas; Detroit, Michigan; and Louisiana. Also located throughout North America are noncryogenic air separation plants, packaged gas facilities, specialty gas plants, helium plants and other smaller plant facilities.

•	Europe has production facilities primarily in Italy, Spain, Germany, the Benelux region, the United Kingdom, Scandinavia and Russia which include approximately 70 cryogenic air separation plants and carbon dioxide plants. There are three major pipeline complexes in Europe located in Northern Spain and the Rhine and Saar regions of Germany. These pipeline complexes are primarily supplied by cryogenic air separation plants. Also located throughout Europe are noncryogenic air separation plants, packaged gas facilities and other smaller plant facilities.

•	South America operates more than 60 cryogenic air separation plants and carbon dioxide plants, primarily located in Brazil. Many of these plants support a major pipeline complex in Southern Brazil. Also located throughout South America are packaged gas facilities and other smaller plant facilities.

•	Asia has production facilities located primarily in China, South Korea, India and Thailand, approximately 60 of which are cryogenic air separation plants and carbon dioxide plants. Also located throughout Asia are noncryogenic air separation plants, hydrogen, packaged gas and other production facilities.

•	Surface Technologies provides coating services and manufactures coating equipment at approximately 45 sites. The majority of these sites are located in the United States and Europe, with smaller operations in Asia, and Brazil.

Pursuant to Praxair Group’s annual report for the fiscal year ended December 31, 2016, Praxair Group’s 2016 revenue was approximately USD 10.534 billion (approximately EUR 9.22 billion), EBITDA was approximately USD 3.501 billion (approximately EUR 3.064 billion) and operating profit was approximately USD 2.238 billion (approximately 1.957 billion).

Approximately USD 5.592 billion (approximately EUR 4.894 billion) (53%) of Praxair Group’s revenue was generated in North America, USD 1.392 billion (approximately 1.218 billion) (13%) was generated in Europe, USD 1.399 billion (approximately EUR 1.224 billion) (13%) was generated in South America, USD 1.555 billion (approximately EUR 1.361 billion) (15%) was generated in Asia and USD 596 million (approximately EUR 522 million) (6%) was generated in Surface Technologies (EUR amounts based on the exchange rate as of June 30, 2017 derived from Bloomberg (1.1426 USD per EUR)).

For further information on Praxair and the performance of the Praxair Group, reference is made to its annual and interim financial statements that have been published on the internet at http://www.praxair.com under Investors.

4.	Further information

The Bidder has published the following further information in the Offer Document. The Executive Board and the Supervisory Board are not aware of any information to the contrary.

4.1	Persons acting jointly with the Bidder

As parties to the Business Combination Agreement, Praxair, Linde, Zamalight Holdco LLC and Zamalight Subco, Inc. are persons acting jointly with the Bidder pursuant to sec. 2 para. 5 sentence 1

WpüG. As subsidiaries of the Bidder, German Intermediate Holding GmbH and German Intermediate Holding AG as well as Zamalight Holdco LLC and Zamalight Subco, Inc. are deemed to be persons acting jointly with the Bidder pursuant to sec. 2 para. 5 sentence 3 WpüG.

4.2	Linde Shares held by the Bidder and persons acting jointly with the Bidder

The Bidder, the persons acting jointly with the Bidder, as well as subsidiaries of the Bidder, neither directly nor indirectly hold any Linde Shares (except for 95,109 Linde Treasury Shares held by Linde, i.e., approximately 0.05 % of the share capital of Linde) as of the date of publication of the Offer Document. Furthermore, no voting rights with regard to Linde are attributed to them pursuant to sec. 30 WpÜG.

Neither the Bidder nor persons acting jointly with the Bidder pursuant to sec. 2 para. 5 WpÜG as well as their subsidiaries directly or indirectly hold instruments or other voting shares notifiable pursuant to secs. 25, 25a WpHG at the time of the publication of the Exchange Offer.

4.3	Irrevocable Undertakings from Members of the Executive Board and the Supervisory Board

All members of the Executive Board and all shareholder representatives on the Supervisory Board, who are holders of Linde Shares, committed themselves towards Linde to accept the Exchange Offer against for the Offer Consideration and without any additional benefits in respect of 85,948 Linde Shares, representing approximately 0.05 % of Linde’s voting rights and registered share capital.

These commitments will cease to be binding if the Exchange Offer lapses or is withdrawn or if either of the Linde boards or the Praxair board of directors changes or withdraws its recommendation of (or its intention to recommend) the Exchange Offer or the Merger, respectively.

4.4	Disclosures concerning securities transactions

During the period starting six months prior to the publication of the decision to launch the Exchange Offer on June 1, 2017 and ending with the publication of the Offer Document on August 15, 2017, neither the Bidder, nor persons acting jointly with the Bidder within the meaning of sec. 2 para. 5 WpüG, nor their subsidiaries have purchased any Linde Shares or concluded an agreement on the basis of which they would be entitled to claim the transfer of Linde Shares.

4.5	Parallel Acquisitions

The Bidder reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Linde Shares outside the Exchange Offer on or off the stock exchange. To the extent that such acquisitions take place, information about such acquisitions will be published without undue delay in accordance with applicable law, including without limitation in accordance with secs. 14 para. 3, 23 para. 2 WpÜG, on the internet at http://www.lindepraxairmerger.com, in the German Federal Gazette (Bundesanzeiger) and by way of an English language press release in the United States stating the number and consideration paid or agreed to be paid for the Linde Shares so acquired or agreed to be acquired.

INFORMATION ABOUT THE EXCHANGE OFFER

This section summarizes selected information regarding the Exchange Offer that has been taken exclusively from the Offer Document, publications by the Bidder and the Business Combination Agreement. The information has not been verified by the Executive Board and the Supervisory Board. Only the provisions set forth in the Offer Document are authoritative with regard to the content, terms and conditions and the implementation of the Exchange Offer. Each Linde Shareholder is responsible for taking note of the Offer Document including the annexes thereto and reaching the decision on whether and, where applicable, to what extent to accept the Exchange Offer.

1.	Execution of the Exchange Offer

The Exchange Offer is executed by the Bidder as a voluntary public takeover offer in the form of an exchange offer for the acquisition of all Linde Shares in accordance with sec. 29 para. 1 WpÜG. The Exchange Offer is executed under German law, in particular the WpÜG and the WpÜG Offer Regulations (WpÜG-Angebotsverordnung - “WpÜG-AngebotsVO”).

2.	Publication of the decision to launch the Exchange Offer

The Bidder published its decision to launch the Exchange Offer pursuant to sec. 10 para. 1 sentence 1 WpÜG on June 1, 2017. The announcement is available on the internet at http://www.lindepraxairmerger.com.

3.	Review by BaFin and publication of the Offer Document

According to Section 1.4 of the Offer Document, the German Federal Financial Supervisory Authority (“BaFin”) reviewed the Offer Document in accordance with German law and in the German language and permitted its publication, according to the Bidder, on August 14, 2017. According to the Bidder’s Offer Document, the Exchange Offer is exclusively carried out in accordance with German law and certain applicable provisions of the securities laws of the United States (as described in Sections 1.1 and 1.4 of the Offer Document) and registrations, admissions or approvals of the Offer Document and/or the Exchange Offer under any other jurisdictions have not been made and are not intended.

The Offer Document was published by the Bidder in German on August 15, 2017 in accordance with sec. 34 and sec. 14 paras. 2 and 3 WpÜG (i) on the internet at http://www.lindepraxairmerger.com and (ii) through the availability of copies of the Offer Document, which can be sent free of charge to all Linde Shareholders by Deutsche Bank Aktiengesellschaft (inquiries with respect to the Offer Document by mail to Taunusanlage 12, 60325 Frankfurt am Main or by facsimile at +49 (0)69 910 38794 or by e-mail to dct.tender-offers@db.com (the “Settlement Agent”)).

On August 15, 2017, the Bidder published an announcement pursuant to sec. 14 para. 3 sentence 1 no. 2 WpÜG regarding the availability of the Offer Document for free from the Settlement Agent as well as the internet address where the Offer Document will be published in the German Federal Gazette (Bundesanzeiger).

After the publication of the Offer Document, a non-binding English translation of the Offer Document, which has not been reviewed by BaFin, has been made available electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, which can be located on the EDGAR system at http://www.sec.gov/edgar/searchedgar/companysearch.html. On this website, search for “Linde PLC” under “company name”. Furthermore, the non-binding English translation of the Offer Document has been made available on the internet at http://www.lindepraxairmerger.com. In addition, the Settlement Agent keeps the non-binding English translation for distribution free of charge upon request. The Bidder will announce by way of an English language press release in the United States where copies of the non-binding English translation of the Offer Document will be available free of charge and at which internet address the Offer Document is published.

According to the Bidder, besides the above publications, no other publications of the Offer Document have been made or planned. For restrictions on the approved distribution of the Offer Document, see Section 1.5 of the Offer Document.

4.	Acceptance of the Exchange Offer outside of Germany and the United States

In Section 1.6 of the Offer Document, the Bidder states that the Exchange Offer may be accepted by all domestic and foreign Linde Shareholders (including those with domicile, registered office or habitual abode in Germany, the European Union, the European Economic Area, and the United States) in accordance with the Offer Document and the relevant applicable legal provisions.

However, the acceptance of the Exchange Offer outside of Germany and the United States may be subject to legal restrictions. Linde Shareholders who come into possession of the Offer Document outside of Germany and the United States and/or who wish to accept the Exchange Offer outside of Germany and the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them. Further details are provided in Section 1.6 of the Offer Document.

5.	Background of the Exchange Offer

5.1	Business Combination Agreement

The Business Combination Agreement entered into by and among Praxair, Linde, Linde PLC, Zamalight Holdco LLC and Zamalight Subco, Inc. sets forth the terms and conditions of the Business Combination, in particular the Exchange Offer and the Merger, as well as the mutual goals of Praxair, Linde and Linde PLC with regard thereto and the future organizational and corporate governance structure of the Combined Group. In particular, the Business Combination Agreement comprises arrangements concerning the combination of the companies, the future business of Praxair and Linde, and the corporate governance of Linde PLC as a parent company of the Combined Group resulting from the Business Combination (see Section II of this Statement). A summary of the key terms of the Business Combination Agreement can be found in the section “6. The Business Combination Agreement” of Annex 3 of the Offer Document.

As a party to the Business Combination Agreement, Linde fully agrees with the content of the arrangements therein. This applies, in particular, to the design and organization of the Business Combination, including its content, the terms and conditions of the Exchange Offer and the Merger, the mutual goals of the parties and the future organizational structure and corporate governance of the Combined Group. The Executive Board and a majority of the Supervisory Board have approved the Business Combination Agreement. Such assessment has not changed since the execution of the Business Combination Agreement and up until the date of this Statement.

5.2	The Exchange Offer

The Exchange Offer relates to the acquisition of all Linde Shares by Linde PLC. Immediately after the Settlement of the Exchange Offer, Linde PLC intends to contribute or otherwise directly or indirectly transfer all or most of the Tendered Linde Shares within the Linde PLC-Group to Linde Holding GmbH. Afterwards Linde Holding GmbH shall contribute or otherwise transfer such shares to Linde Intermediate Holding AG.

As of the date of the publication of the Offer Document, Linde has issued 185,733,180 Linde Shares, including 95,109 Linde Treasury Shares, and thus 185,638,071 Linde Shares are outstanding. In that regard, nothing has changed up until the date of this Statement. According to Section 14.2.1 of the Offer Document, it was estimated for the purposes of the Exchange Offer that the maximum amount of Praxair Shares as of the Completion of the Business Combination amounts to 291,868,140 Praxair Shares on a fully diluted basis. This total amount includes an estimate of shares which may be issued pursuant to existing Praxair share plans prior to the Completion of the Business Combination. If and to the extent a holder of Tendered Linde Shares would be entitled to receive a fraction of a share of Linde PLC Shares, such fractional shares will be disposed of by means of a fractional adjustment, and the respective holders shall receive cash in lieu of the fractional shares (see Sections 13.3 and, in particular, 13.5 of the Offer Document for details).

Taking into account the maximum amount of 185,638,071 Linde Shares and 291,868,140 Praxair Shares as well as that (i) pursuant to the Merger, each Praxair Share will convert into the right to receive one Linde PLC Share and (ii) the Exchange Ratio in the Exchange Offer is 1.540 Linde PLC Offer Shares for each Linde Share, the Bidder will be obliged to deliver Linde PLC Shares in the amount up to 577,750,770 following the Completion of the Business Combination. Therefore, under the assumption that the Exchange Offer is accepted with respect to 100 % of the Linde Shares (disregarding the 95,109 Linde Treasury Shares), the issued share capital of the Bidder following the Completion of the Business Combination (not taking into account the treatment of fractional share entitlements to Linde PLC Shares under the Business Combination) would comprise approximately 577,750,770 Linde PLC Shares.

If only the Minimum Acceptance Ratio (described in Section III.6.4.1 of this Statement) is reached and, therefore, only the lowest number of Linde Shares which need to be tendered in order for the related Closing Condition to be satisfied are tendered, the issued share capital of the Bidder following the Completion of the Business Combination (not taking into account the treatment of fractional share entitlements under the Business Combination) would comprise a total of approximately 506,280,114 Linde PLC Shares.

5.3	The Merger

The business of Praxair will be brought under Linde PLC through the Merger (i.e., by way of merging Zamalight Subco, Inc. (a subsidiary of Linde PLC) with and into Praxair). In the Merger, each Praxair Share will be converted into the right to receive one Linde PLC Share.

The Merger requires that a simple majority of the Praxair Shares outstanding at the record date and entitled to vote at the Praxair special meeting adopts the Business Combination Agreement and approves the Merger (such approval the “Praxair Requisite Vote”). It is currently envisaged that the day of the special meeting will be September, 27, 2017. In any case, it will be held prior to the expiration of the Acceptance Period for the Exchange Offer and, in the case of an extension of the Acceptance Period required by law (see Section III.6.1 of this Statement), the date of the special meeting may be postponed to a day that is no later than the Business Day preceding the expiration of the extended Acceptance Period.

After the Praxair Requisite Vote has been obtained, the completion of the Merger will only be subject to the completion of the Exchange Offer and will therefore become effective immediately after the completion of the Exchange Offer.

5.4	Statement with respect to the Strategy and Goals of the Business Combination

In Section 8.2 of the Offer Document, the Bidder summarizes the factors which the board of directors of Praxair and the Executive Board have considered for the assessment of the strategic reasons for the Business Combinations and the decision to the enter into the Business Combination Agreement. The Exchange Offer serves to achieve such strategic reasons as described in Section 8.2 of the Offer Document and the advantages stemming therefrom for Linde, Praxair and the Combined Group. The majority of the Supervisory Board shares such assessment and the evaluation of the strategic reasons for the Business Combination notwithstanding the concerns raised by certain employee representatives in the Supervisory Board. The Executive Board and a majority of the Supervisory Board therefore share the Bidder’s envisaged goals with respect to the Exchange Offer. In order to specify and add to the statements contained in the Offer Document, the Executive Board and the majority of the Supervisory Board therefore summarize the material and decisive factors which they considered with respect to the strategic reasons for the Business Combination as follows.

Along with the Bidder, the Executive Board and the majority of the Supervisory Board expected that the Business Combination will provide a number of significant strategic opportunities to both, Praxair and Linde, their respective subsidiaries as well as their respective shareholders:

•

They believe that the Business Combination brings together two leading companies with unique and complementary strengths. The Combined Group will have a strong position in all key geographies and end markets, and will result in a more diverse and balanced global portfolio. It is expected that Linde will benefit from an expanded geographical presence of the Combined Group due to the complementary regional footprints of Linde and Praxair and, further, that the Linde’s engineering division will be strengthened by the Business Combination by adding the complementary resources of Praxair, and presenting the opportunity for Linde to combine its engineering resources with the existing Praxair plants.

•	They expect that the Combined Group, operating under the Linde name and brand, will be a leading global company for industrial gases and plant construction, in light of a combined revenue of approximately USD 29 billion based on Linde’s and Praxair’s annual results for the fiscal year ended December 31, 2016, prior to any divestitures.

•	Linde and Praxair have common roots, values and visions and the Executive Board and the Supervisory Board have the expectation that the Combined Group will have a major interest in promoting talent and generating value, combining Linde’s solution-oriented competencies, engineering-driven ideas and process reliability with Praxair’s strengths in execution and will benefit from a combination of Linde’s and Praxair’s technological strengths, know-how and research & development capabilities, to extend its presence in many end-markets, regions and products to take advantage of growth and emerging trends.

•	They have the expectation that the Combined Group will obtain stronger capital markets ratings for its shares compared to the rating for Linde’s shares if Linde were to remain a stand-alone company, with the shares of Linde PLC being listed on both the New York Stock Exchange and the Frankfurt Stock Exchange and the aim that Linde PLC will be included in the S&P 500 and DAX 30 indices.

•	They expect that the Combined Group will realize approximately USD 1.2 billion (EUR 1.1 billion) in annual synergies and cost reductions (including existing cost reduction programs, resulting from, in particular, Linde’s LIFT program), which are targeted to be achieved within approximately three years following the Completion of the Business Combination. These synergies and cost reductions are expected to arise from, among other factors, scale benefits, cost savings, and efficiency improvements. There will be expected one-time costs of achieving these synergies and cost reductions which are estimated to be approximately USD 1.0 billion (EUR 0.9 billion), including estimated transaction costs of USD 0.2 billion (EUR 0.2 billion).

The majority of expected savings would be primarily driven by cost synergies and reductions (including improvements of internal processes and streamlining of organizational structures) which are expected to total approximately USD 1.0 billion (EUR 0.9 billion). These saving estimates are based on the 2016 year-end financial position of the Combined Group, and are shared by the Executive Board and the Supervisory Board. The figures include existing cost reduction programs of Praxair and Linde which are independent of the Business Combination, including the existing LIFT cost reduction program of Linde which the Executive Board and the Supervisory Board expect to contribute USD 310 million (EUR 295 million) to the overall amount of synergies and cost reductions. For further details regarding such programs and how savings in connection therewith are reflected in the estimation of the synergies and cost reductions, see “23.1.2.4 Restructuring Costs/Special Items” of Annex 3 of the Offer Document. The remaining savings of approximately USD 0.2 billion (EUR 0.2 billion) are expected to be achieved from a reduction in capital expenditure through more efficient asset utilization, plant and distribution asset optimization, and the avoidance of replacement capital in the overlapping geographies. The Executive Board and the Supervisory Board endorse the estimates of cost saving potential and its quantification indicated in the Offer Document.

Finally, additional revenue growth related synergies may, also in view of the Executive Board and the Supervisory Board, be achieved through cross-selling efforts and leveraging the Combined Group’s expanded global reach and product portfolio.

Linde and Praxair approached the evaluation of synergies using several different methodologies. First, a series of “outside in” estimations were considered using various benchmarks, such as prior transactions, as well as comparable profitability, margin and productivity figures. In addition, both Linde and Praxair considered several different factors specifically related to their respective businesses, including (i) existing cost efficiency programs underway at each company, (ii) relative productivity and margin performance, (iii) potential combined efficiency savings, including as they may relate to purchasing, logistics, scale benefits, improved asset utilization and maintenance, and (iv) potential overlapping capabilities and best practices which could be cross-shared from one business or departmental area to another. These methodologies were compared and analyzed and, based upon such analysis, the head-line numbers of the expected estimates of synergies and cost reductions to be delivered as a result of the Business Combination, and the continuance of existing cost reduction programs described above, were jointly agreed upon. At the date of the publication of this Offer Document the synergy targets are estimates and do not detail specific integration plans, specific headcount or departmental reductions in any given location or region at this time. Detailed planning is expected to be accomplished prior to closing with the joint expertise of both Linde and Praxair in specific departmental areas, regional businesses and engineering organizations. Notwithstanding, the varied methodologies considered in the evaluation of synergies, along with both Linde and Praxair’s deep expertise in operating in the industrial gas segment, gives the Executive Board and the majority of the Supervisory Board sufficient confidence in its ability to achieve the stated synergy and cost reduction estimates.

These limited unaudited synergy and cost reduction estimates were based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of Linde’s and Praxair’s management and will be beyond the control of Linde PLC’s management and, therefore, are not endorsed as a reliable indication of the amount of synergies that will be achieved in the future.

•	They expect that the Combined Group’s expected strong balance sheet and cash flows will give it the financial strength to invest in the opportunities it identifies for future, profitable growth.

The Executive Board and the Supervisory Board considered a variety of risks and other potentially negative factors concerning the Business Combination, including the possibility that the anticipated advantages of the Business Combination may be smaller than expected. For example, it might not be possible to achieve the expected synergies and cost reductions due to an unsuccessful integration. As part of the consideration they included risks related to the Minimum Acceptance Ratio, the complexity of the Business Combination and the potentially long period between the signing and the Completion of the Business Combination. Also, they considered change of control risks, tax risks and risks resulting from potential interferences by activist shareholders.

Some employee representatives in the Supervisory Board raised concerns that the Business Combination could adversely affect employees and the corporate culture of Linde and that the strong position of the CEO at Linde PLC could, in the long term, lead to factual takeover of Linde by Praxair instead of the envisaged merger of equals. They also stressed that regulators could impose restrictions or divestures on the Business Combination, compliance with which would be necessary but could adversely impact Linde, and that the Business Combination itself could in particular adversely impact the engineering division of Linde. Further, some employee representatives have assessed the stand-alone prospects of Linde more favorable if compared to the Business Combination Agreement and with respect to transaction costs.

However, the Executive Board (unanimously) and the Supervisory Board (by majority of the votes) each concluded that potentially negative factors and risks associated with the Business Combination were outweighed by the described potential benefits and opportunities that they expected Linde, its shareholders and employees to achieve as a result of the Business Combination. Accordingly, they determined that the Business Combination Agreement and the transactions contemplated thereby are consistent with and promote the strategy and goals of Linde and are in the best interest of Linde and its shareholders. It is the very purpose of the Exchange Offer to allow for the strategic and other advantages of the Business Combination. Against this background, the Executive Board and the majority of the Supervisory Board welcome the Bidder’s strategy and goals underlying the Exchange Offer.

Please refer to Section 8.2 and, in particular, to Section “5.5 Linde’s Reasons for the Business Combination” of Annex 3 of the Offer Document for a complete description of the Executive Board’s and the Supervisory Board majority’s strategy and goals of the Business Combinations as well as further details about and risks considered by the Executive Board and the Supervisory Board.

6.	Main details of the Exchange Offer

6.1	Acceptance Period

The Acceptance Period of the Exchange Offer began upon the publication of the Offer Document on August 15, 2017, and will expire on October 24, 2017, at 24:00 hours CET (“Acceptance Period”). The Acceptance Period of the Exchange Offer will be extended automatically in the following cases:

•	If an amendment to the Exchange Offer pursuant to sec. 21 para. 1 WpÜG is published within the last two weeks before the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks (sec. 21 para. 5 WpÜG and in accordance with Rule 14e-1 of the Exchange Act) and end on November 7, 2017, at 24:00 hours CET. This applies even if the amended Exchange Offer violates any laws.

•	If a competing offer regarding the Linde Shares is made by a third party within the meaning of sec. 22 para. 1 WpÜG (“Competing Offer”) during the Acceptance Period for the Exchange Offer, and if the Acceptance Period for the Exchange Offer expires prior to the expiration of the acceptance period for the Competing Offer, the expiration date of the Acceptance Period for the Exchange Offer will correspond to the date on which the acceptance period of the Competing Offer expires (sec. 22 para. 2 WpÜG). This applies even if the Competing Offer is amended or prohibited or violates any laws.

•	If a general shareholders’ meeting of Linde is called in connection with the Exchange Offer after the Offer Document has been published, the Acceptance Period amounts to ten weeks from the date of publication of the Offer Document without prejudice to any extension of the Acceptance Period mentioned above (sec. 16 para. 3 WpÜG). The Acceptance Period would remain unchanged and also expire on October 24, 2017 at 24:00 hours CET, subject to an extension of the Acceptance Period due to an amendment of the Exchange Offer within the last two weeks prior to the expiration of the Acceptance Period or a Competing Offer.

The Bidder states in Section 4.3 of the Offer Document that the Acceptance Period will be extended only in accordance with the events provided for in the WpÜG and that it will publish any extension of the Acceptance Period in accordance with Section 19 of the Offer Document (please refer to Section III.6.7 of this Statement).

With regard to rights of withdrawal of Tendering Linde Shareholders during such an extension of the Acceptance Period, if any, see Section 17 of the Offer Document.

6.2	Additional Acceptance Period

Linde Shareholders who have not accepted the Exchange Offer during the Acceptance Period may still accept it within two weeks after the Bidder has published the results of the Exchange Offer pursuant to sec. 23 para. 1 sentence 1 no. 2 WpÜG (“Additional Acceptance Period”), unless the Exchange Offer has been terminated because not all of the Closing Conditions other than the Regulatory Condition (each as described in Section III.6.4 of this Statement) have been satisfied or effectively waived until one working day before the expiration of the Acceptance Period.

The possibility of accepting the Exchange Offer during the Additional Acceptance Period is therefore in particular only possible if the Closing Condition of obtaining the Minimum Acceptance Ratio (as described in Section III.6.4 of this Statement) is satisfied by the expiration of the Acceptance Period, unless this Closing Condition has been validly waived in advance. The Minimum Acceptance Ratio may also be reduced.

As stated in the Offer Document, subject to an extension of the Acceptance Period as described in Section III.6.1 of this Statement, the Additional Acceptance Period is expected to commence on October 28, 2017, and end on November 10, 2017, at 24:00 hours CET (assuming publication of the results of the Exchange Offer pursuant to sec. 23 para. 1 sentence 1 no. 2 WpÜG occurs on October 27, 2017). For further details on how to accept the Exchange Offer during the Additional Acceptance Period see Section 13.7 in conjunction with Sections 13.2, 13.3, 13.5 and 13.6 of the Offer Document.

After the expiration of the Additional Acceptance Period, the Exchange Offer can no longer be accepted (please see, however, Section 16.5 of the Offer Document in respect of the put-right pursuant to sec. 39c WpüG (“Put Right”)).

6.3	Withdrawal Rights

At any time during the Acceptance Period, Linde Shareholders may withdraw their Tendered Linde Shares on the basis of a withdrawal right granted by the Bidder. At the end of the Acceptance Period, withdrawal rights will cease. If the Acceptance Period is extended, Linde Shareholders may withdraw their tendered Linde Shares until the end of the acceptance period as extended pursuant to secs. 21 para. 4 and 22 para. 3 WpüG. The Additional Acceptance Period is not an extension of the Acceptance Period. There will be no withdrawal rights during any Additional Acceptance Period even if Linde Shares were tendered during such Additional Acceptance Period or, if applicable, the put right period pursuant to sec. 39c WpÜG (see Section 16.5 of the Offer Document regarding details on such put right period). Withdrawal rights will not be available during the period between the expiration of the Acceptance Period and Completion, which may be significantly later than the expiration of the Acceptance Period.

For further details regarding rights of withdrawal and their exercise, please refer to Section 17 of the Offer Document.

6.4	Closing Conditions

According to Section 12.1 of the Offer Document, the Exchange Offer and the agreements which came into existence as a result of accepting the Exchange Offer will only be completed if the following conditions subsequent (“Closing Conditions”) have been satisfied or validly waived by the Bidder before the default of the respective Closing Condition (see Section 12.3 of the Offer Document) (if one of the following subsections lists more than one condition, each such condition is a Closing Condition for the purposes of the Offer Document):

6.4.1	Minimum Acceptance Ratio

At the time of the expiration of the Acceptance Period, the sum of the number of

(1)	Tendered Linde Shares, including those Linde Shares for which the acceptance of the Exchange Offer has been declared during the Acceptance Period but only becomes effective after the expiration of the Acceptance Period by transferring the Linde Shares to ISIN DE000A2E4L75 (WKN A2E 4L7) for which the right to withdrawal, if any, has not been validly exercised in accordance with the Offer Document;

(2)	Linde Shares held directly by the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of sec. 2 para. 5 WpÜG (excluding, for the avoidance of doubt, any Linde Treasury Shares);

(3)	Linde Shares that must be attributed to the Bidder or any member of Linde PLC Group in accordance with sec. 30 WpÜG;

(4)	Linde Shares for which the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of sec. 2 para. 5 WpÜG has entered into an agreement outside of the Exchange Offer, giving them the right to demand the transfer of title of such Linde Shares; and

(5)	Linde Shares for which irrevocable undertakings as described in Section 13.4 of the Offer Document have been executed and delivered to Linde PLC,

(Linde Shares that fall within the scope of several items are counted only once) equals or is greater than 139,288,554 Linde Shares (75 % of all Linde Shares entitled to voting rights existing at the time of the publication of the Offer Document, excluding, for the avoidance of doubt, any Linde Treasury Shares) (“Minimum Acceptance Ratio”).

6.4.2	Regulatory Condition

After publication of the Offer Document

(1)	and at the latest by October 24, 2018 (the “Longstop Date”):

(i)	the Business Combination has been approved by the competent antitrust authorities in the following jurisdictions or the statutory waiting periods in the following jurisdictions have expired, with the result that the Business Combination may be completed:

(a)	The European Union;

(b)	The United States;

(c)	China;

(d)	India;

(e)	South Korea;

(f)	Brazil;

(g)	Russia;

(h)	Canada; and

(i)	Mexico.

(ii)	the approval by the Committee on Foreign Investment in the United States (“CFIUS”) has been obtained, i.e. if (a) a written notice issued by CFIUS stating that the Business Combination does not constitute a “covered transaction” pursuant to Section 721 of the Defense Production Act, as amended, or that following its review or investigation of the Business Combination, CFIUS has determined that there are no unresolved national security concerns and concluded all actions under the Defense Production Act, as amended, or (b) CFIUS has sent a report to the President of the United States requesting the President’s decision, then (x) the President has announced a decision not to take any action to suspend or prohibit the Business Combination or (y) the President has not taken any action after fifteen days from the date the President received such report from CFIUS; and

(2)	provided that the Settlement of the Exchange Offer has not already occurred, until the Longstop Date, no governmental authority that must grant a approval required under Section 12.1.2(1) of the Offer Document has denied such grant in writing and the denial has become final, binding and non-appealable.

This Closing Condition is referred to as the “Regulatory Condition”.

6.4.3	Registration statement

As of the expiration of the Acceptance Period:

(1)	the Registration Statement with regard to the Linde PLC Shares has been declared effective by the SEC; and

(2)	such Registration Statement regarding the Linde PLC Shares is not the subject of any stop order issued by the SEC pursuant to sec. 8(d) Securities Act or any proceeding initiated by the SEC seeking such a stop order.

For information regarding the requirement to file the Registration Statement and have it declared effective, please refer to Section 1.1 and Section 11.2 of the Offer Document. For information regarding the status of the filing, please refer to Section VII. of this Statement.

6.4.4	Praxair Requisite Vote

Following the publication of the Offer Document and prior to the expiration of the Acceptance Period, the Praxair Requisite Vote has been obtained after a vote of the Praxair Shareholders has been taken at the Praxair special meeting or at any adjournment or postponement thereof.

6.4.5	No injunction or illegality

As of the expiration of the Acceptance Period no law, regulation, administrative act, injunction, temporary restraining order or preliminary or permanent injunction or other order issued by any governmental entity in a jurisdiction listed below prohibits or makes illegal the consummation of the Exchange Offer or the Merger or the acquisition or ownership of Linde Shares or Praxair Shares by the Bidder:

(1)	Ireland;

(2)	United Kingdom;

(3)	Germany; and

(4)	United States.

6.4.6	No material adverse change

After August 15, 2017 and prior to the expiration of the Acceptance Period

(1)

(i) Linde shall not have published new circumstances pursuant to Article 17 Market Abuse Regulation and (ii) there shall not have occurred any change, event, circumstance or development that would have had to be published by Linde pursuant to Article 17 Market Abuse Regulation and that Linde did not publish pursuant to Article 17 para. 4 Market Abuse Regulation, and that, in each case of clause (i) or (ii), such circumstances have resulted in, or would reasonably be expected by Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Schwannstraße 6, 40476 Düsseldorf, Germany (“Independent Expert”) to result in, individually or in the aggregate, a recurring (for at least two consecutive financial years) negative effect on the annual EBITDA in financial years 2017 and 2018 or 2018 and 2019 in excess of EUR 410 million or a one-time negative effect on the annual EBITDA in financial year 2017, 2018 or 2019 in excess of EUR 820 million (“Linde Material Adverse Change”). For purposes of this clause, EBITDA means the “adjusted Group Operating Profit” financial metric for such financial period as defined in the annual report of Linde for financial year 2016, with the components thereof determined in accordance with IFRS, as in effect on the date of the Business Combination Agreement, it being understood that, when the Independent Expert determines whether a change, event, circumstance or development has resulted in, or would, in the Independent Expert’s view, reasonably be expected to result in, a Linde Material Adverse Change, the financial impact of such change, event, circumstance or development shall not be considered an extraordinary item or other special item to be added back as an adjustment to adjusted Group Operating Profit; and

(2)	with regard to Praxair, there shall not have occurred any change, event, circumstance or development that has resulted in, or would reasonably be expected by the Independent Expert to result in, individually or in the aggregate, a recurring (for at least two consecutive financial years) negative effect on annual EBITDA in financial years 2017 and 2018 or 2018 and 2019 in excess of USD 350 million or a one-time negative effect on annual EBITDA in financial year 2017, 2018 or 2019 in excess of USD 700 million (“Praxair Material Adverse Change”). For purposes of this clause, EBITDA means the “adjusted EBITDA” financial metric for such financial period as defined in the annual report of Praxair for financial year 2016, with the components thereof determined in accordance with U.S. GAAP, as in effect on the date of the Business Combination Agreement, it being understood that, when the Independent Expert determines whether a change, event, circumstance or development has resulted in, or would, in the Independent Expert’s view, reasonably be expected to result in, a Praxair Material Adverse Change, the financial impact of such change, event, circumstance or development shall not be considered an extraordinary item or other special item to be added back as an adjustment to adjusted EBITDA.

Whether a Linde Material Adverse Change or a Praxair Material Adverse Change has occurred will be determined exclusively by an expert opinion of the Independent Expert (see Section 12.2 of the Offer Document). If (i) the Independent Expert confirms that a Linde Material Adverse Change or a Praxair Material Adverse Change has occurred, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the expiration of the Acceptance Period and (iii) the Bidder has published the receipt and result of the expert opinion of the Independent Expert on or before the date of the publication pursuant to sec. 23 para. 1 sentence 1 no. 2 WpÜG, the Closing Condition as set out in this clause shall be deemed not satisfied. Otherwise, the Closing Condition as set out in this clause shall be deemed to have been satisfied.

6.4.7	No Material Compliance Violation

After August 15, 2017 and prior to the expiration of the Acceptance Period no criminal offense or material administrative offense (Ordnungswidrigkeit) relating to applicable corruption, anti-bribery, money-laundering or cartel laws (“Material Compliance Violation”) by a member of a governing body or officer of Linde or a subsidiary of Linde or, as the case may be, of Praxair or a subsidiary of Praxair, while any such person was operating in their official capacity at, or on behalf of Linde or Praxair or their respective subsidiaries, shall be known to have occurred, if any such Material Compliance Violation constitutes or would constitute, as determined by the Independent Expert, insider information for Linde or Praxair pursuant to Article 7 Market Abuse Regulation or has constituted insider information prior to its publication, determined as if the Market Abuse Regulation applies to Praxair.

Whether a Material Compliance Violation has occurred will be determined exclusively by an expert opinion of the Independent Expert (see Section 12.2 of the Offer Document). If (i) the Independent Expert confirms that a Material Compliance Violation has occurred, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the expiration of the Acceptance Period and (iii) the Bidder has published the receipt and result of the expert opinion of the Independent Expert on or before the date of the publication pursuant to sec. 23 para. 1 sentence 1 no. 2 WpÜG, the Closing Condition as set out in this clause shall be deemed not satisfied. Otherwise, the Closing Condition as set out in this clause shall be deemed to have been satisfied.

6.4.8	Waiver of Closing Conditions

The Bidder is entitled up until one working day prior to the expiration of the Acceptance Period to waive any Closing Condition (other than the Praxair Requisite Vote Condition) to the extent legally permissible, provided the Closing Condition has not already failed. Closing Conditions validly waived in advance by the Bidder will be presumed, for the purposes of the Exchange Offer, to have been satisfied. For purposes of sec. 21 para. 1 WpÜG, the publication of such an amendment of the Exchange Offer pursuant to sec. 21 para. 2 WpÜG in conjunction with sec. 14 para. 3 WpÜG is required.

If the Bidder intends to waive the Closing Condition regarding the non-occurrence of a Linde Material Adverse Change and/or of a Material Compliance Violation by Linde, such waiver is subject to the prior approval by Praxair. If the Bidder intends to waive the Closing Condition regarding the non-occurrence of a Praxair Material Adverse Change and/or of a Material Compliance Violation by Praxair, such waiver is subject to the prior approval by Linde. If the Bidder intends to waive any other Closing Condition, such waiver is subject to the prior approval by Linde and Praxair.

In the event of waiving one, several or all of the Closing Conditions or the reduction of the Minimum Acceptance Ratio and the subsequent publication of such an amendment of the Exchange Offer within the last two weeks before the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks pursuant to sec. 21 para. 5 WpÜG (until November 7, 2017 at 24:00 hours CET).

6.4.9	Non-Satisfaction of Closing Conditions

To the extent one or several Closing Conditions contained in Sections 12.1.1 and Section 12.1.3 through Section 12.1.7 of the Offer Document have not been satisfied at the expiration of the Acceptance Period, or the Closing Conditions contained in Section 12.1.2 of the Offer Document have not been satisfied by the Longstop Date, and the Bidder has not, pursuant to sec. 21 para. 1 no. 4 WpÜG (as described in Section 12.3 of the Offer Document and Section III.6.4 of this Statement), effectively waived in advance the relevant Closing Conditions, the Exchange Offer will terminate. In this case, the agreements that were created as a result of accepting the Exchange Offer will not be completed and will cease to exist. The Tendered Linde Shares are, to the extent necessary, re-assigned and transferred to the respective custodian bank and reversed by it. For additional details concerning the Closing Conditions, particularly concerning possible release declarations and the legal consequences of the expiration of the Exchange Offer, see Sections 12.1 through 12.5 and Sections 13.10 and 13.12 of the Offer Document.

6.5	Trading with Tendered Linde Shares

According to Section 13.8 of the Offer Document, the Bidder will ensure that the Tendered Linde Shares as well as the Linde Shares put to the Bidder (see Section 16.5 of the Offer Document) will be listed for trading in the Regulated Market (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000A2E4L75 (WKN A2E 4L7). Trading of Tendered Linde Shares in the Regulated Market at the Frankfurt Stock Exchange is expected to start on the third trading date of the Frankfurt Stock Exchange following the commencement of the Acceptance Period.

Trading of Tendered Linde Shares as well as Linde Shares put to the Bidder, if any, on the Regulated Market of the Frankfurt Stock Exchange is expected to cease after the closing of trading one day after satisfaction of the last Closing Condition, or, if later, one working day after the expiry of the Additional Acceptance Period. The day on which trading ceases will be published by the Bidder without undue delay by using an electronically operated information dissemination system within the meaning of sec. 10 para. 3 sentence 1 no. 2 WpÜG, in the German Federal Gazette (Bundesanzeiger) and by way of an English press release in the United States.

The modalities of the acceptance and the Settlement of the Exchange Offer are illustrated in Section 13 of the Offer Document. The Executive Board and the Supervisory Board point out that any person who purchases Tendered Linde Shares assumes all rights and obligations that arise as a result of accepting the Exchange Offer, including the irrevocable declarations, instructions, duties and authorizations specified in Section 13.3 of the Offer Document.

Linde Shares not tendered for exchange continue to be traded under ISIN DE0006483001 (WKN 648300).

6.6	Applicable law

According to Section 21 of the Offer Document, the Bidder’s Exchange Offer and the agreements concluded between the Linde Shareholders and the Bidder as the result of the acceptance of the Exchange Offer are governed by German law exclusively. The exclusive place of jurisdiction for all legal disputes arising from, or in connection with, the Exchange Offer (as well as any agreements that come into existence as a result of accepting the Exchange Offer), to the extent legally permissible, is Frankfurt am Main, Germany.

6.7	Publications

In Section 12.5 of the Offer Document, the Bidder declares that it will promptly publish at the internet address http://www.lindepraxairmerger.com, in the German Federal Gazette (Bundesanzeiger) and by way of an English language press release in the United States, if (i) a Closing Condition has been satisfied, (ii) one or all Closing Conditions has been validly waived in advance by the Bidder, (iii) all Closing Conditions have been met unless they were validly waived in advance, or (iv) the Exchange Offer will not be closed.

In addition, the Bidder will, among others, also publish – weekly during the Acceptance Period – the respective scope of declarations of acceptance it has received pursuant to sec. 23 para. 1 sentence 1 no. 1 WpÜG at the internet address http://www.lindepraxairmerger.com, in the German Federal Gazette (Bundesanzeiger), and by way of an English language press release in the United States. According to the Bidder, these publications will be made daily during the last week of the Acceptance Period. The Bidder will publish the results of the Exchange Offer pursuant to sec. 23 para. 1 sentence 1 nos. 2 and 3 WpÜG without undue delay upon the expiration of the Acceptance Period or the Additional Acceptance Period. For details regarding the Bidder’s other publications, please refer to Section 19 of the Offer Document.

7.	Financing measures

Pursuant to sec. 13 para. 1 sentence 1 WpÜG, prior to the Offer Document’s publication, the Bidder must take the steps necessary to ensure that it has the required funds available to fully satisfy the Exchange Offer at the time the claim for payment of the Offer Consideration becomes due. At the time of the publication of the Offer Document, Linde had issued 185,733,180 Linde Shares (including 95,109 Linde Treasury Shares). According to the Bidder’s calculations in Section 14.1.1 of the Offer Document, based on the Exchange Ratio of 1.540 Linde PLC Offer Shares per Linde Share the Bidder would have to deliver a total of 286,029,098 Linde PLC Offer Shares if all Linde Shareholders accepted the Exchange Offer. The Executive Board and the Supervisory Board have verified the calculation and consider it to be correct.

On 25 July 2017, the Bidder and Linde entered into a non-tender agreement pursuant to which Linde is obliged not to tender the 95,109 Linde Treasury Shares in the Exchange Offer. Therefore, the Exchange Offer can only be accepted for a maximum of 185,638,071 Linde Shares. According to the Bidder’s calculations in Section 14.1.2 of the Offer Document, based on the Exchange Ratio of 1.540 Linde PLC

Offer Shares per Linde Share, the Bidder would have to deliver a total of 285,882,630 Linde PLC Offer Shares if all Linde Shareholders accepted the Exchange Offer (“Expected Total Offer Consideration”).

According to Section 14.2 of the Offer Document, the Bidder has taken the necessary measures to ensure that the financial means required for the complete fulfillment of the Exchange Offer will be available to the Bidder in due time. Experts of Linde have reviewed these statements and agree with them.

In addition, the Bidder states that it expects costs not to exceed an amount of approximately USD 217 million (which corresponds to approximately EUR 190 million based on the exchange rate as of June 30, 2017 derived from Bloomberg (USD 1.1426 per EUR)) for the preparation and implementation of the Exchange Offer (“Transaction Costs”). This is based on a shared assessment of Linde and Praxair. Praxair and Linde expect that Transaction Costs in an amount of no more than EUR 10 million will need to be covered by Linde PLC (“Expected Transaction Costs”). All other costs and expenses arising in connection with the transaction will be borne by the Praxair Group or the Linde Group.

According to Section 14.2.3 of the Offer Document, the Bidder has secured the necessary financial means to pay the Expected Transaction Costs under the Exchange Offer by having arranged for cash funds which will be made available to the Bidder (directly or indirectly) for this purpose. The Expected Transaction Costs in the amount of EUR 10 million will be provided on the basis of the cash management agreement entered into between the Bidder and Praxair International Finance UC, Ireland, on 24 July 2017 and an obligation of Praxair under the Business Combination Agreement to provide additional necessary financing. To the knowledge of the Executive Board and the Supervisory, such statement is accurate.

8.	Authoritativeness of the Offer Document

For further information and details (including, but not limited to, details regarding the Closing Conditions, the Acceptance Period, the acceptance and settlement modalities and the statutory rights of withdrawal), the Linde Shareholders are referred to the information provided in the Offer Document. The aforementioned information merely summarizes the information contained in the Offer Document. Thus, the description of the Exchange Offer in this Statement does not purport to be complete and, with respect to the Bidder’s Exchange Offer, the Statement should be read together with the Bidder’s Offer Document. The authoritative provisions governing the content of the Exchange Offer and its implementation are solely the provisions of the Offer Document. Each Linde Shareholders is responsible for acquainting herself or himself with the Offer Document and taking any steps that might be necessary from her or his point of view.

TYPE AND AMOUNT OF THE CONSIDERATION OFFERED

1.	Type and amount of the consideration offered

According to and subject to the Offer Document, the Bidder offers to all Linde Shareholders to acquire all outstanding ordinary bearer shares without par value (auf den Inhaber lautende Stückaktien ohne Nennbetrag) of Linde (ISIN DE0006483001), each representing a pro rata amount of the share capital of EUR 2.56 per share, in each case with full dividend rights and all ancillary rights associated therewith at the time of the Settlement of the Exchange Offer.

The Bidder offers

1.540 Linde PLC Offer Shares in exchange

for 1 Linde Share

as consideration, each such Linde PLC Offer Share with a nominal value of EUR 0.001. The Linde PLC Offer Shares will be issued shortly before the Completion of the Business Combination. Please see Section II.1.3 of this Statement.

Because of the Exchange Ratio of 1.540 Linde PLC Offer Shares for each Linde Share, it is conceivable that a Tendering Linde Shareholder cannot be allotted a whole number of Linde PLC Shares, and that fractional Linde PLC Shares will arise. These fractional Shares will be disposed of by means of a fractional adjustment. Each holder of Tendered Linde Shares who would otherwise have been entitled to receive a fraction of a share of Linde PLC Offer Shares shall receive, in lieu thereof, cash in an amount representing such holder’s proportionate interest in the net proceeds from the fractional adjustment. Regarding the details, please refer to Sections 13.3 and, in particular, 13.5 of the Offer Document.

American Depositary Receipts (“ADRs”) may not be tendered in the Exchange Offer. However, ADRs may be exchanged for Linde Shares pursuant to the deposit agreement, and those Linde Shares may in turn be tendered in the Exchange Offer (see Section 13.9 of the Offer Document for further details).

The Bidder will, prior to the transfer of the Linde PLC Shares to Tendering Linde Shareholders and Praxair Shareholders, ensure admission of its ordinary shares, including the Linde PLC Offer Shares, to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange and in the sub-segment with additional post-admission obligations (Prime Standard) as well as on the New York Stock Exchange. The Bidder will thereby ensure that the Linde PLC Offer Shares, which Tendering Linde Shareholders will receive upon Settlement of the Exchange Offer, have been admitted to trading (listed) on a regulated market within the meaning of sec. 2 para. 7 WpÜG at the time of transfer to Tendering Linde Shareholders. The requirement pursuant to sec. 31 para. 2 sentence 1 WpÜG with respect to the admittance to trading on an organized market within the meaning of sec. 2 para. 7 WpÜG is therefore fulfilled.

The Bidder expects that the commencement of trading of the Linde PLC Offer Shares on the Frankfurt Stock Exchange and the New York Stock Exchange will occur at the latest following the transfer of the Linde PLC Offer Shares to the Tendering Linde Shareholders.

Both Linde and Praxair have a significant free float market capitalization. At the time of publication of the Offer Document, Linde Shares are included in the DAX 30 index, which tracks the performance of thirty selected companies on the German equities market with the highest order book volume and free float market capitalization.

In view of the above, the Linde PLC Offer Shares will be liquid shares within the meaning of sec. 31 para. 2 WpÜG.

2.	Minimum consideration according to Takeover Offer Regulation

The value of the Offer Consideration must be in line with the provisions concerning the minimum consideration within the meaning of sec. 31 para. 1 WpÜG and secs. 4, 5 and 7 WpÜG-AngebotsVO and must be the higher of the following prices:

•	Pursuant to sec. 4 WpÜG-AngebotsVO, the consideration must at least correspond to the value of the highest consideration granted or agreed to by the Bidder or a person acting jointly with the Bidder or their subsidiaries within the meaning of sec. 2 para. 5 WpÜG for the acquisition of Linde Shares within the last six months prior to the publication of the Offer Document.

•	Pursuant to sec. 5 WpÜG-AngebotsVO, the consideration must at least correspond to the weighted average stock exchange price of the Linde Shares during the last three months prior to the publication of the Bidder’s decision to submit the Exchange Offer (“3-Month Average Price”).

The relevant 3-Month Average Price was notified to the Bidder by BaFin. The 3-Month Average Price as notified by BaFin as of the record date May 31, 2017 is EUR 160.30 per Linde Share.

In the relevant period, neither the Bidder, nor persons acting jointly with the Bidder, nor their subsidiaries acquired Linde Shares or entered into agreements that entitle them to acquire Linde Shares for consideration.

The minimum consideration according to secs. 4 and 5 WpÜG-AngebotsVO is therefore EUR 160.30 per Linde Share.

3.	Value of consideration according to valuation of Linde PLC pursuant to IDW S1 2008

If the consideration offered by the Bidder is in the form of shares, the value of the consideration is principally determined by the weighted average stock exchange price of the offered shares during the last three months prior to the publication of the decision to make the Exchange Offer pursuant to sec. 7 WpÜG-AngebotsVO in connection with secs. 5 and 6 WpÜG-AngebotsVO.

However, Linde PLC Offer Shares have neither been publicly listed nor traded on a stock exchange. Therefore, the minimum value of the consideration offered under the Exchange Offer cannot be determined by the weighted average stock exchange price in accordance with sec. 5 para. 1 and 2, sec. 6 para. 1 and 2 WpÜG-AngebotsVO. With reference to sec. 5 para. 4 WpÜG-AngebotsVO, the value of the consideration must accordingly be determined on the basis of a company valuation of Linde PLC.

In connection with this, Linde PLC has mandated Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”) to act as an independent expert and to prepare a valuation of Linde PLC on an “as if” basis, in order to determine on such basis whether the value of the Offer Consideration per Linde Share under the Exchange Offer exceeds the relevant 3-Month Average Price. The valuation has been conducted on an “as if” basis of an aggregated plan for Linde PLC that assumes that the Business Combination will be completed as proposed.

EY has prepared the valuation of Linde PLC in accordance with the principles of the statements of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V.), Düsseldorf, IDW Standard: Principles on the Performance of Company Valuations (Grundzüge zur Durchführung von Unternehmensbewertungen) as of April 2, 2008 (“IDW S1 2008”). EY has rendered its valuation as an independent expert in accordance with IDW S1 2008. The derived company valuation therefore constitutes an objectified value.

The company value of Linde PLC was derived on the basis of discounted future earnings (Ertragswertverfahren) and is based on the expectations of the management of Linde and Praxair. The purpose of the valuation of EY is solely to verify the valuation of the Linde PLC Offer Shares offered as consideration under the Exchange Offer in accordance with secs. 7 and 5 para. 4 WpÜG-AngebotsVO. It neither gives a prediction as to how the future price of Linde PLC Offer Shares might develop as of the time of listing for trading on a stock exchange, or transfer to Tendering Linde Shareholders, or as of any other time thereafter. Such share price development depends on many external circumstances, in particular on future expectations from time to time, which cannot be anticipated by an independent expert. By nature, such future expectations are uncertain and based solely on insights and assessments available as at the time of publication of the Offer Document. The valuation is not a recommendation to shareholders regarding their decision-making process as to the Exchange Offer. EY does not assume any responsibility that the information, assessments and conclusions presented in the Offer Document, in particular regarding decisions to acquire or to sell shares of Linde, Praxair or Linde PLC, are sufficient or complete.

In addition, EY performed a plausibility assessment of the valuation on the basis of forecasts of independent research analysts. The so-called consensus forecasts used hereby are based on financial forecasts included in the reports of independent research analysts, and principally are accessible to all capital market participants. When collecting the relevant data, analyst reports have been considered that were issued between the publication of the last annual financial report of Linde or, respectively,

Praxair and the publication of the decision to make the Exchange Offer on June 1, 2017. Forecasts published by institutions that acted as advisers in connection with the Business Combination were excluded. The analyst forecasts were not chosen, reviewed nor endorsed by the responsible persons of Linde, Praxair, or Linde PLC.

EY performed a further plausibility assessment of the company value derived in accordance with the principles described above based on stock exchange prices available. Since shares of Linde PLC are not publicly listed, EY took into account the market capitalization of both Linde and Praxair.

The valuation principles and methods applied by EY, the underlying assumptions and the factual basis for the valuation as well as separately valued assets and the derivation of the company value and the value per share by EY are described in detail in Section 10.3 of the Offer Document.

EY determined an equity value of the Bidder as at the valuation date May 31, 2017 of EUR 69,633 million, assuming a 100 % acceptance ratio of Linde Shareholders (excluding Linde Treasury Shares and including the conservatively assumed impact of shares issuable pursuant to existing Praxair share plans as of the Completion of the Business Combination (on a fully diluted basis)). The issued share capital of the Bidder in this context comprises 577,750,769 Linde PLC Shares. On this basis, the value per Linde PLC Offer Share amounts to EUR 120.52 (rounded) and the value per 1.540 Linde PLC Offer Shares granted as Offer Consideration in exchange for one Linde Share amounts to EUR 185.61. The Bidder has acknowledged and accepted the results of the negotiations with regard to the Exchange Ratio and based the Exchange Offer on such Exchange Ratio.

If a lower number of Linde Shareholder accepts the Exchange Offer and only 75 % of Linde Shares are tendered for exchange into Linde PLC Offer Shares, the value per Linde PLC Offer Share would amount to EUR 121.28 (rounded) and the value per 1.540 Linde PLC Offer Shares granted as Offer Consideration in exchange for one Linde Share would amount to EUR 186.77.

Therefore, EY’s valuation in accordance with the principles described above has confirmed that the value of 1.540 Linde PLC Offer Shares offered under the Exchange Offer per one Linde Share exceeds the relevant 3-Month Average Price (see Section 10.4 of the Offer Document).

4.	Statement on the Type and the Amount of the Offer Consideration

The Exchange Offer is part of the Business Combination between Linde and Praxair. The envisaged Business Combination under a combined holding company can only be achieved through offering Linde PLC Offer Shares as consideration in the Exchange Offer. A cash offer, on the contrary, would have led to a takeover of Linde. In the scenario of a cash offer, Linde Shareholders who support the Business Combination would have no opportunity to participate in the Combined Group. The Executive Board and the Supervisory Board therefore welcome the type of consideration offered to the Linde Shareholders. For the reasons outlined below, the Executive Board and the Supervisory Board further consider the amount of the Offer Consideration to be fair.

The Executive Board and the Supervisory Board have each carefully and extensively analyzed and assessed the Exchange Ratio of the Exchange Offer and the amount of the Offer Consideration for the Linde Shares as well as additional assumptions and information by utilizing the support of its respective financial advisers Perella Weinberg and Morgan Stanley on the one hand, and Goldman Sachs and BofA Merrill Lynch on the other hand.

The Executive Board and the Supervisory Board expressly note that the assessment of the fairness of the Offer Consideration was made independently and was not prejudiced by their obligation to recommend the acceptance of the Exchange Offer subject to certain conditions assumed in the Business Combination Agreement.

4.1	Fairness Opinions

Perella Weinberg and Morgan Stanley (each for the Executive Board) as well as Goldman Sachs and BofA Merrill Lynch (each for the Supervisory Board) are serving as financial advisers to the Company in connection with the Business Combination and each prepared an opinion for either the Executive Board or the Supervisory Board with respect to the fairness, from a financial point of view, to the Linde Shareholders (“Fairness Opinion”).

The Executive Board and the Supervisory Board intensively discussed the respective Fairness Opinions with the respective representatives of Perella Weinberg, Morgan Stanley, Goldman Sachs and BofA Merrill Lynch. On the basis of the presentations and explanations given by the respective financial advisers, the Executive Board and the Supervisory Board are each convinced of the plausibility and reasonableness of the approach taken and the methods and analysis applied by each of the financial advisers.

4.1.1	Perella Weinberg

At the request of Linde, Perella Weinberg issued an opinion to the Executive Board regarding the fairness from a financial point of view of the Exchange Ratio to the Linde Shareholders (“PWP Fairness Opinion”). Linde selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation, its knowledge of the businesses and affairs of Linde and its knowledge of the industries in which Linde and Praxair conduct their respective businesses.

Perella Weinberg provided the written PWP Fairness Opinion to the Executive Board on August 21, 2017, and presented it to the Executive Board in a meeting on August 21, 2017.

In the PWP Fairness Opinion, Perella Weinberg came to the conclusion that, as of August 21, 2017, the Exchange Ratio is fair from a financial point of view to Linde Shareholders based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the PWP Fairness Opinion. The PWP Fairness Opinion is attached to the Statement as Annex 2.

The PWP Fairness Opinion was solely rendered for purposes of enabling the Executive Board to form an opinion about the fairness, as of August 21, 2017, from a financial point of view, of the Exchange Ratio to Linde Shareholders. It is not directed at third parties and does not provide any third-party rights. No contractual relationship is formed between Perella Weinberg and third parties in relation to the PWP Fairness Opinion. Neither the PWP Fairness Opinion nor the agreement between Perella Weinberg and Linde have a protective effect for third parties or shall result in the inclusion of third parties in their respective scope of protection. The PWP Fairness Opinion does not represent a recommendation by Perella Weinberg to Linde Shareholders to accept or not to accept the Exchange Offer, nor does it represent a recommendation as to how any holder of Praxair Shares should vote with respect to the Business Combination or any other matter. Perella Weinberg’s authorization to attach the PWP Fairness Opinion to this Statement as an annex shall not represent an expansion or amendment to the group of individuals to whom the PWP Fairness Opinion is directed or who may rely on this PWP Fairness Opinion, and shall not be understood as such. Furthermore, the PWP Fairness Opinion does not make any statement as to the relative advantages and disadvantages of the Exchange Offer in comparison to other business strategies or transactions which could be available for Linde, Praxair or the Bidder.

Within the scope of its assessment of the Exchange Ratio, Perella Weinberg conducted a series of financial analyses it deemed appropriate to provide the Executive Board with a basis for assessing the Exchange Ratio from a financial perspective. In doing so, Perella Weinberg based its opinion on a variety of factors, assumptions, methods, restrictions, and judgments that are described in the PWP Fairness Opinion. Among other things, Perella Weinberg (i) reviewed certain publicly available financial statements and other business and financial information with respect to Linde and Praxair, including research analyst reports; (ii) reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Linde, in each case, prepared by management of Linde; (iii) reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Praxair, in each case, prepared by management of Praxair; (iv) reviewed certain publicly available forecasts relating to Linde; (v) reviewed certain publicly available forecasts relating to Praxair; (vi) discussed the past and current business, operations, financial condition and prospects of Linde and Praxair and reviewed estimates of synergies anticipated from the Business Combination, prepared by management of Linde, with senior executives of Linde; (vii) discussed the past and current business, operations, financial condition and prospects of Praxair with senior executives of Praxair; (viii) compared the financial performance of Linde and Praxair with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant; (ix) compared the financial terms of the Business Combination with the publicly available financial terms of certain transactions which we believe to be generally relevant; (x) reviewed historical premiums paid for securities of certain publicly-traded companies in certain transactions which Perella Weinberg believed to be generally relevant; (xi) reviewed the historical trading prices of the shares of Linde and Praxair; and (xii) reviewed the Business Combination Agreement and (xiii) conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

The PWP Fairness Opinion is subject to certain assumptions and reservations, and it is necessary to read the PWP Fairness Opinion as attached to this Statement in full to fully understand the analyses and their findings upon which the PWP Fairness Opinion is based. In particular, Perella Weinberg has assumed and relied thereupon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to Perella Weinberg (including information that is available from generally recognized public sources) for purposes of the PWP Fairness Opinion and Perella Weinberg has further relied upon the assurances of the management of Linde that, to its knowledge, the information furnished by management for purposes of the analysis does not contain any material omissions or misstatements of material fact. Further, the PWP Fairness Opinion is based upon the economic conditions and market circumstances at the time of submitting the PWP Fairness Opinion and the information Perella Weinberg had available at this time. Developments occurring after this point in time could have an impact on the assumptions made in preparing the PWP Fairness Opinion and its findings. Perella Weinberg is not required to update the PWP Fairness Opinion in regard to events occurring after submitting the PWP Fairness Opinion.

The PWP Fairness Opinion is not an appraisal report as is typically prepared by auditors. Accordingly, it does not follow the standards for such expert opinions as set by the Institute of Public Auditors in Germany e.V. (Institut der Wirtschaftsprüfer in Deutschland e.V.) (for the company evaluation, IDW S 1 2008; for the preparation of fairness opinions, IDW S 8) and may not be considered as such. A fairness opinion of the type submitted by Perella Weinberg differs in key aspects from a company valuation prepared by auditors.

In addition, Perella Weinberg did not submit an opinion as to whether the conditions of the Exchange Offer, including the Offer Consideration, comply with WpÜG or other legal requirements.

Perella Weinberg acted as financial adviser to Linde in connection with the Business Combination and will receive a fee for the services, a significant part of which is contingent upon the Completion of the Business Combination. In addition, Linde has agreed to reimburse Perella Weinberg for certain expenses that may arise, and indemnify Perella Weinberg for certain liabilities and other items that may arise, out of Perella Weinberg’s engagement.

4.1.2	Morgan Stanley

At the request of Linde, Morgan Stanley issued an opinion to the Executive Board regarding the fairness from a financial point of view of the Exchange Ratio to the Linde Shareholders (“MS Fairness

Opinion”). Linde selected Morgan Stanley to act as its adviser in connection with the proposed Business Combination between Linde and Praxair based on Morgan Stanley’s reputation, experience in transactions similar to the proposed Business Combination and familiarity with Linde.

Morgan Stanley provided the written MS Fairness Opinion to the Executive Board on August 21, 2017, and presented it to the Executive Board in a meeting on August 21, 2017.

In the MS Fairness Opinion, Morgan Stanley came to the conclusion that, as of August 21, 2017 and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley described in the MS Fairness Opinion, the Exchange Ratio was fair from a financial point of view to Linde Shareholders. The MS Fairness Opinion is attached to the Statement as Annex 3.

The MS Fairness Opinion was solely rendered for purposes of enabling the Executive Board to form an opinion about the fairness, as of August 21, 2017, from a financial point of view, of the Exchange Ratio to Linde Shareholders. It is not directed at third parties and does not establish any protective rights of third parties. Third parties cannot derive any rights or obligations from the MS Fairness Opinion. No contractual relationship is formed between Morgan Stanley and third parties reading the MS Fairness Opinion. Neither the MS Fairness Opinion nor the agreement between Morgan Stanley and Linde on which the MS Fairness Opinion is based have a protective effect for third parties or shall result in the inclusion of third parties in their respective scope of protection. The MS Fairness Opinion is especially not addressed to Linde Shareholders and does not constitute a recommendation whether to accept or not to accept the Exchange Offer nor is it addressed to Praxair Shareholders and does not constitute a recommendation as to how any holder of Praxair Shares should vote with respect to the Business Combination, the other aspects of the proposed Business Combination or any other matter. Morgan Stanley’s authorization to attach the MS Fairness Opinion to this Statement as an annex does not and will not constitute an expansion or addition to the addressees of the MS Fairness Opinion or the persons who are permitted to rely on the MS Fairness Opinion, and any such consent does not lead to the inclusion of third parties in their respective scope of protection. Furthermore, the Fairness Opinion does not make any statement as to the relative advantages and disadvantages of the Exchange Offer in comparison to other business strategies or transaction which could be available for Linde, Praxair or the Bidder.

Within the scope of its assessment of the Exchange Ratio, Morgan Stanley conducted a series of financial analyses, in the same way as are conducted in comparable capital market transactions, and appear appropriate to provide the Executive Board with a reliable basis for assessing the Exchange Ratio from a financial perspective. In the process, Morgan Stanley has taken into account a number of factors, assumptions, procedures, restrictions, and judgments that are described in the MS Fairness Opinion. Among other things, Morgan Stanley (i) reviewed certain publicly available financial statements and other business and financial information of Linde and Praxair, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning Linde and Praxair, respectively; (iii) reviewed certain financial projections prepared by the managements of Linde and Praxair, respectively, and compared those to certain publicly available research analysts’ estimates; (iv) reviewed information relating to certain strategic, financial and operational benefits anticipated from the proposed Business Combination and related implementation costs, prepared by the managements of Linde and Praxair, respectively; (v) discussed the past and current operations and financial condition and the prospects of Linde, including information relating to certain strategic, financial and operational benefits anticipated from the proposed Business Combination, with senior executives of Linde; (vi) discussed the past and current operations and financial condition and the prospects of Praxair, including information relating to certain strategic, financial and operational benefits anticipated from the proposed Business Combination, with senior executives of Praxair; (vii) reviewed the reported prices and trading activity for Linde shares and Praxair shares; (viii) compared the financial performance of Linde and Praxair and the prices and trading activity of Linde shares and Praxair shares with that of certain other publicly traded companies comparable with Linde and Praxair, respectively, and their outstanding shares; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions; (x) conducted illustrative intrinsic valuation analyses based on, among other things, the estimated discounted cash flows of Linde and Praxair, respectively; (xi) participated in certain discussions and negotiations among representatives of Linde and Praxair and their respective financial and legal advisors; (xii) reviewed the Business Combination Agreement and certain related documents; and (xiii) performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

The MS Fairness Opinion is subject to certain assumptions and reservations, and it is necessary to read and study the MS Fairness Opinion as attached to this Statement in its entirety in order to understand the underlying examinations and results. The MS Fairness Opinion is based upon the financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of its opinion. Events occurring after this point in time could have an impact on such opinion and the assumptions made when preparing the MS Fairness Opinion and the results therein. Morgan Stanley has no obligation to update, revise or reaffirm the MS Fairness Opinion with regard to events taking place after the date of deliver of the MS Fairness Opinion.

Morgan Stanley is a financial adviser only and relied upon, without independent verification, the assessment of Linde and Praxair and their respective legal, tax, accounting or regulatory advisers with respect to legal, tax, accounting or regulatory matters. Morgan Stanley is not an auditor and the MS Fairness Opinion does not constitute a valuation report (Wertgutachten) as typically rendered by qualified auditors and must not be considered as such. Accordingly, it has not been prepared in accordance with the standards for valuation reports by qualified auditors as set by the Institute of Public Auditors in Germany e.V. (Institut der Wirtschaftsprüfer in Deutschland e.V.) (for the company evaluation, IDW S 1 2008; for the preparation of fairness opinions, IDW S 8). A fairness opinion of the type submitted by Morgan Stanley differs in important aspects from a company evaluation prepared by qualified auditors.

Morgan Stanley did not express an opinion with respect to the fairness of the amount or nature of the compensation to any of Linde’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the Linde shareholders in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Linde or Praxair, nor was Morgan Stanley furnished with any such valuations or appraisals. Furthermore, Morgan Stanley has not issued a statement about whether the conditions of the Exchange Offer are consistent with the requirements of the WpÜG or comply with any other legal requirement.

Morgan Stanley acted as financial adviser to Linde in connection with the Business Combination and will receive a fee for the services, a significant part of which is contingent upon the Completion of the Business Combination.

4.1.3	Goldman Sachs

At the request of Linde, Goldman Sachs issued an opinion to the Supervisory Board regarding the fairness from a financial point of view of the Exchange Ratio to the Linde shareholders in connection with the Business Combination (“GS Fairness Opinion”). Linde selected Goldman Sachs as its financial adviser because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Business Combination.

Goldman Sachs provided the written GS Fairness Opinion to the Supervisory Board on August 21, 2017, and presented it to the Supervisory Board orally in a meeting on August 21, 2017.

In the GS Fairness Opinion, Goldman Sachs came to the conclusion that, as of August 21, 2017, the Exchange Ratio was fair from a financial point of view to Linde Shareholders (other than Praxair and its affiliates) based upon and subject to the factors and assumptions set forth in the GS Fairness Opinion. The GS Fairness Opinion is attached to the Statement as Annex 4.

The advisory services provided by Goldman Sachs and the GS Fairness Opinion were delivered solely for the information and assistance of the Supervisory Board in connection with its consideration of the Business Combination Agreement. The GS Fairness Opinion is not directed at third parties, nor intended to grant any rights to third parties. Third parties may not rely on, or otherwise derive any rights from, the GS Fairness Opinion. No contractual relationship shall arise in this context between Goldman Sachs and any third parties.

In particular, the GS Fairness Opinion is not directed at Linde Shareholders and does not constitute a recommendation by Goldman Sachs as to whether or not any Linde Shareholders should tender their Linde Shares in connection with the Exchange Offer or any other matter. The consent of Goldman Sachs to the attachment of the Fairness Opinion as an annex to this Statement does not result in third parties becoming addressees of the GS Fairness Opinion or being permitted to rely thereon. The GS Fairness Opinion also does not address the underlying business decision of Linde to engage in the Business Combination, or the relative merits of the Exchange Offer as compared to any strategic alternatives that may be available to Linde; nor does it address any legal, regulatory, tax or accounting matters. The GS Fairness Opinion addresses only the fairness from a financial point of view to the Linde Shareholders, as of the date of the GS Fairness Opinion, of the Exchange Ratio pursuant to the Business Combination Agreement.

The Exchange Ratio was determined through arm’s-length negotiations between Linde and Praxair and was approved by the Executive Board and the Supervisory Board. Goldman Sachs did not recommend any specific exchange ratio or that any specific exchange ratio constituted the only appropriate exchange ratio for the Exchange Offer.

In particular, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Bidder, Linde, Praxair or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. In connection with rendering the GS Fairness Opinion, Goldman Sachs has, with the consent of Linde, assumed and relied upon the accuracy and completeness of all information provided to, discussed with or reviewed by it without assuming any responsibility for independent verification thereof.

In connection with rendering the GS Fairness Opinion and performing its related financial analysis, Goldman Sachs reviewed, among other things, the Business Combination Agreement, the Registration Statement, the Offer Document, annual reports to Linde Shareholders and annual reports on Form 10-K of Praxair for the five fiscal years ended December 31, 2016; certain interim reports to Linde Shareholders and quarterly reports on Form 10-Q of Praxair; certain other communications from Linde and Praxair to their respective shareholders; and certain publicly available research analyst reports for Linde and Praxair; certain internal financial analyses and forecasts for Linde prepared by its management and for Praxair prepared by its management and certain financial analyses and forecasts for the Bidder prepared by the management of Linde, in each case, as approved for Goldman Sachs’ use by Linde, including certain cost savings and operating synergies projected by the managements of Linde and Praxair to result from the Business Combination, as approved for Goldman Sachs’ use by Linde, held discussions with members of the senior managements of Linde and Praxair regarding their assessment of the strategic rationale for, and the potential benefits of, the Business Combination and the past and current business operations, financial condition, and future prospects of Linde and Praxair; reviewed the reported price and trading activity for the Linde Shares and the Praxair Shares; compared certain financial and stock market information for Linde and Praxair with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial gases industry and in other industries; and performed such studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate. Goldman Sachs assumed with the consent of Linde that the internal financial analyses of Linde and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Linde. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect on the Bidder, Linde or Praxair or on the expected benefits of the Business Combination in any way meaningful to its analysis. Goldman Sachs has further assumed that the acceptance level of the Exchange Offer reaches at least 75% of the Linde Shares as such is required under the Business Combination Agreement and that as part of a post-closing reorganization a domination agreement and/or squeeze-out is consummated. Goldman Sachs assumed that the transaction will be consummated on the terms set forth in the Business Combination Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

The GS Fairness Opinion does not express any view on, and does not address, any other term or aspect of the Business Combination Agreement or the Business Combination or any term or aspect of any agreement or instrument contemplated by the Business Combination Agreement or may be entered into or amended in connection with the Business Combination, including any post-closing reorganization, the fairness of the Business Combination to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Linde; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Linde or Praxair, or class of such persons in connection with the Business Combination, independent from, whether such amount or compensation is based on the Exchange Offer under the Business Combination Agreement. The GS Fairness Opinion is based in particular, on the economic, monetary, market and other conditions prevailing at the time of issuance of the GS Fairness Opinion and the information available to Goldman Sachs at the time of issuance of the GS Fairness Opinion. Any events occurring after this time may have an impact on the assumptions underlying the preparation of the GS Fairness Opinion and the conclusions reached therein.

Goldman Sachs is not obliged to update, revise or reconfirm the GS Fairness Opinion with regard to events occurring after the date of issuance of the GS Fairness Opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Linde PLC Shares or the Linde Shares will trade at any time or as to the impact of the Business Combination on the solvency or viability of Linde, Praxair or the Bidder or the ability of Linde, Praxair or the Bidder to pay their respective obligations when they come due.

The GS Fairness Opinion does not constitute a valuation report (Wertgutachten), as typically prepared by qualified auditors. Accordingly, the GS Fairness Opinion has not been prepared in accordance with the standards for such valuation reports as set by the Institute of Certified Public Accountants in the Federal Republic of Germany (IDW) (for enterprise valuations, IDW S 1 2008; for the preparation of fairness opinions, IDW S 8). A fairness opinion of the type issued by Goldman Sachs differs in important aspects from a valuation performed by qualified auditors.

For its services as financial adviser in connection with the Business Combination, Goldman Sachs will receive customary fees from Linde, all of which are contingent on consummation of the Business Combination. In addition, Linde has agreed to reimburse, under certain circumstances, particular expenses of Goldman Sachs, and indemnify Goldman Sachs against certain liabilities that may arise from its engagement.

4.1.4	BofA Merrill Lynch

At the request of Linde and in connection with the Business Combination, BofA Merrill Lynch, Linde’s financial adviser, delivered to Linde’s Supervisory Board a written opinion, dated August 21, 2017, as to the fairness, from a financial point of view and as of the date of the opinion of the Exchange Ratio to the Linde Shareholders (“BofA Merrill Lynch Fairness Opinion”). Linde selected BofA Merrill Lynch to act as Linde’s financial adviser to provide the BofA Merrill Lynch Fairness Opinion to Linde’s Supervisory Board on the basis of BofA Merrill Lynch’s experience in transactions similar to the Business Combination, its reputation in the investment community and its familiarity with Linde and its business.

BofA Merrill Lynch provided the written BofA Merrill Lynch Fairness Opinion to the Supervisory Board on August 21, 2017, and presented it to the Supervisory Board in a meeting on August 21, 2017.

In the BofA Merrill Lynch Fairness Opinion, BofA Merrill Lynch came to the conclusion that, as of August 21, 2017, the Exchange Ratio was fair from a financial point of view to Linde Shareholders based upon and subject to the various assumptions and limitations set forth in the BofA Merrill Lynch Fairness Opinion. The BofA Merrill Lynch Fairness Opinion is attached to the Statement as Annex 5.

The BofA Merrill Lynch Fairness Opinion is intended exclusively for the benefit and the use of the Supervisory Board (in its capacity as such) in connection with and for purposes of its evaluation of the Business Combination and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Supervisory Board. The BofA Merrill Lynch Fairness Opinion may not, without BofA Merrill Lynch’s prior written consent, be disclosed to any person or – as a whole or in part – be quoted from or made reference to and it may not be used or relied upon for any purpose other than the one stipulated therein. Furthermore, BofA Merrill Lynch has agreed with Linde that no third party is included in the scope of protection of the BofA Merrill Lynch Fairness Opinion, even if it were to be disclosed to such third party with BofA Merrill Lynch’s prior written consent.

In connection with rendering its opinion BofA Merrill Lynch (a) reviewed certain publicly available business and financial information relating to Linde and Praxair; (b) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Linde furnished to or discussed with BofA Merrill Lynch by the management of Linde, including certain financial forecasts relating to Linde prepared by the management of Linde, (c); reviewed certain internal financial and operating information with respect to the business, operations, and prospects of Praxair furnished to or discussed with BofA Merrill Lynch by the management of Praxair, including certain financial forecasts relating to Praxair prepared by the management of Praxair; (d) reviewed certain estimates as to the amount and timing of cost savings anticipated by the managements of Linde and Praxair to result from the Business Combination as well as additional transaction-related costs; (e) discussed the past and current business, operations, financial condition and prospects of Linde with members of senior management of Linde and discussed the past and current business, operations, financial condition and prospects of Praxair with members of senior management of Praxair; (f) reviewed the potential pro forma financial impact of the Business Combination on the future financial performance of Linde PLC, including the potential effect on Linde PLC’s estimated earnings per share; (g) reviewed the trading histories for Linde Shares and Praxair Shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant; (h) compared certain financial and stock market information of Linde and Praxair with similar information of other companies BofA Merrill Lynch deemed relevant; (i) compared certain financial terms of the Business Combination to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant; (j) reviewed the relative financial contributions of Linde and Praxair to the future financial performance of Linde PLC on a pro forma basis; (k) reviewed the Business Combination Agreement; and (l) performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate. The BofA Fairness Opinion is subject to certain assumptions and limitations, and it is necessary to read the BofA Fairness Opinion in its entirety in order to understand the investigations and analyses forming the basis of the BofA Fairness Opinion and its conclusions.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the managements of Linde and Praxair that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. BofA Merrill Lynch has not taken the circumstances of individual shareholders into account for the purposes of the BofA Merrill Lynch Fairness Opinion nor in connection with the Business Combination.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of the BofA Merrill Lynch Fairness Opinion. It should be understood that subsequent developments may affect the BofA Merrill Lynch Fairness Opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion.

The BofA Merrill Lynch Fairness Opinion does not constitute and is not intended to be, nor shall it be interpreted or considered as, a valuation report (Wertgutachten) as typically prepared by qualified auditors pursuant to German corporate law requirements, and an expression of fairness from a financial point of view differs in a number of material aspects from such valuation performed by an auditor and from accounting valuations generally. Also, the BofA Merrill Lynch Fairness Opinion has not been prepared in accordance with the Principles for the Preparation of Fairness Opinions (IDW S8) published by the IDW.

Furthermore, BofA Merrill Lynch has not issued any assessment of whether the terms and conditions of the Exchange Offer are consistent with the requirements of the WpÜG or satisfy other legal requirements.

BofA Merrill Lynch has acted as financial adviser to the Supervisory Board of Linde in connection with the Business Combination solely to render the BofA Merrill Lynch Fairness Opinion and will receive a fee for its services, which is payable in connection with the rendering of the BofA Merrill Lynch Fairness Opinion. In addition, Linde has agreed to reimburse BofA Merrill Lynch’s expenses and indemnify BofA Merrill Lynch against certain liabilities arising out of its engagement.

4.2	Overall own assessment of the fairness of the Offer Consideration

The Executive Board and the Supervisory Board have each diligently and comprehensively analyzed and assessed the fairness of the Offer Consideration. In doing so, they have each taken note of the contents of the Fairness Opinions presented to them and the advice of the financial advisers, but have also conducted their own analyses.

In the view of the Executive Board and the Supervisory Board the Offer Consideration is adequate within the meaning of sec. 31 para. 1 WpÜG: The Offer Consideration clearly exceeds the 3-Month Average Price as minimum consideration under statutory law as evidenced by EY. In its valuation as independent expert, EY has applied the valuation principles outlined in the IDW S1 2008 which is also in the opinion of the Executive Board and the Supervisory Board the right set of principles for such valuation. In the assessment of the Executive Board and the Supervisory Board, EY has appropriately applied the valuation principles and methods provided for therein and the facts and factual assumptions underlying that valuation are, in the eyes of the Executive Board and the Supervisory Board, not mistaken. This holds in particular true for the appropriateness of the underlying business plans and the assumptions for positive and adverse synergies, subject to partially dissenting assessments of some members of the Supervisory Board with respect to expected synergies.

In the view of the Executive Board and the Supervisory Board, the Offer Consideration adequately and fairly reflects the value of Linde, which is supported by each of the Fairness Opinions stating that, as of August 21, 2017, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in the Fairness Opinions, the Exchange Ratio is fair, from a financial point of view, to the Linde Shareholders (see Section IV.4.1 of this Statement and attached hereto as Annexes 2, 3, 4 and 5).

Furthermore, the Exchange Ratio of 1.540 Linde PLC Shares for each Linde Share were considered as adequate by the Executive Board and the Supervisory Board in light of (1) the premium paid to Linde

Shareholders compared to the stock market price, (2) the relative valuations of Linde and Praxair determined by the management of Linde and its financial advisers, (3) the expected value accretion for Linde Shareholders and (4) the comparison of the value of the Offer Consideration with a value per Linde Share which could realistically be achieved if Linde pursued an alternative, in particular a stand-alone strategy.

4.2.1	Premium

When assessing the adequacy of the Offer Consideration, the Executive Board and the Supervisory Board took into account that the exchange ratio of one Linde PLC Share for each Praxair Share on the one hand and the Exchange Ratio of 1.540 Linde PLC Shares for each Linde Share on the other hand result in a premium paid to Linde Shareholders.

Assuming that all of the Linde Shareholders tender their shares in the Exchange Offer, this will result in the Linde and Praxair Shareholders each owning approximately 50 % of the Linde PLC Shares. Such agreed exchange ratios will mean a premium of approximately 6.5 % for each Linde Share on the share price as of November 23, 2016 (i.e., the date Praxair sent a revised proposal letter and draft non-binding term sheet to Linde, the terms of which included a 50:50 ownership structure and an exchange ratio of 1.540 ordinary shares in a newly formed holding company, Linde PLC, for each Linde Share). When observing the three-month and six-month periods prior to November 23, 2016, the resulting premia are 5.5 % and 7.4%, respectively, for each Linde Share based on such assumption.

4.2.2	Relative valuations

Discounted cash flow analyses have been performed to determine a range of implied present values per Linde Share and Praxair Share. These ranges were then used to calculate the range of implied exchange ratios. The discounted cash flow analyses were based on certain publicly available financial and other information concerning Linde and Praxair, financial forecasts prepared by Linde and Praxair, and certain internal analyses and other information relating to Linde and Praxair prepared by the respective management of Linde and Praxair.

Additionally, research analysts’ target prices for both Linde and Praxair were reviewed and compared to determine a value range for Linde Share and Praxair Share and to calculate an implied exchange ratio range. The Executive Board and the Supervisory Board note that the Exchange Ratio falls within the range of exchange ratios derived from the discounted cash flow analyses as well as from the research target prices.

4.2.3	Value accretion

The Executive Board and the Supervisory Board took into consideration that the future market value of Linde PLC is not limited to the sum of the current stock market values of Linde and Praxair. It is expected that the Combined Group will derive significant value through maximizing efficiencies, simplification and harmonization as well the ability to offer both existing and new innovative products through an expanded global presence to new and existing customers. The Offer Consideration payable to Linde Shareholders in the Exchange Offer will be Linde PLC Shares and will therefore allow Linde Shareholders to benefit from the advantages rising from the combined businesses while retaining the flexibility to sell the Linde PLC Shares subsequently.

The Combined Group is expected to realize approximately USD 1.2 billion (EUR 1.1 billion) in annual synergies and cost reductions, which are targeted to be achieved within approximately three years following the Completion of the Business Combination. These synergies and cost reductions are expected to arise from, among other factors, scale benefits, cost savings, and efficiency improvements, including existing cost reduction programs. The existing LIFT cost reduction program has contributed

USD 310 million (EUR 295 million) to the overall amount of synergies and cost reductions. Such cost reductions, which Linde would be able to also achieve without the Business Combination, were not taken into account by the Executive Board and the Supervisory Board when assessing value accretion potential. There will be expected one-time costs of achieving these synergies and cost reductions which are estimated to be approximately USD 1.0 billion (EUR 0.9 billion), including estimated transaction costs of USD 0.2 billion (EUR 0.2 billion). Additional revenue growth related synergies may be achieved through cross-selling efforts and leveraging the Combined Group’s expanded global reach and product portfolio. For further details concerning the expected synergies and cost reductions, please see Section III.5.4 of this Statement.

The Executive Board and the majority of the Supervisory Board expect that the anticipated cost savings and revenue synergies will result in overall value accretion to Linde Shareholders when comparing the pro rata share of the Combined Group owned by Linde Shareholders to the standalone market value of Linde today. Accordingly, the Executive Board and the majority of the Supervisory Board believe that Linde Shareholders who tender their shares in the Exchange Offer will benefit from the value accretion.

Additionally, the Business Combination provides the potential to obtain stronger capital market ratings for Linde PLC Shares compared to the rating of Linde Shares following admission to trading on the Frankfurt Stock Exchange and the NYSE (see Section III.5.4 of this Statement above).

4.2.4	Alternative strategic options

The Executive Board and the Supervisory Board further assessed the value accretion potential of alternative strategic options. The result of that analysis was that in the view of the Executive Board and the majority of the Supervisory Board, taking into account chances and risks of the potential other strategic options, no alternative strategic option was expected to accrue more value in the future than the Business Combination, including the creation of a leading company for industrial gases and plant construction, the potential to obtain stronger capital market ratings for the shares of the Combined Group compared to the rating of Linde Shares and the attractiveness for employees in light of global career opportunities. The Executive Board and the Supervisory Board take the view that no alternative strategic option would result in a value per Linde Share exceeding the value of 1.540 Linde PLC Shares. In the opinion of the Executive Board and the majority of the Supervisory Board, this holds true in particular for a standalone strategy of Linde under which Linde would benefit from existing cost reduction programs including LIFT and potential further efficiency improvements, but would not enter into any business combination with any strong partner and could therefore not benefit from synergies.

4.2.5	Assessment

Based on the considerations above, the Executive Board and the Supervisory Board come to the conclusion that the type of the consideration offered is purposeful and the Exchange Ratio is adequate and that, therefore, the type and amount of the Offer Consideration is in the best interest of Linde Shareholders and in the best interest of Linde.

OBJECTIVES AND INTENTIONS OF THE BIDDER AND IMPACT ON LINDE

The Bidder intends to acquire control over Linde and, following the Exchange Offer and depending on the percentage of Linde Shares acquired by the Bidder in the Exchange Offer or, to the extent legally permissible, in the open market, the Bidder intends to pursue post-completion integration measures. Such measures may include the exclusion of minority shareholders who have not accepted the Exchange Offer from Linde or allowing the Bidder to control Linde, if legally permitted, with a domination agreement.

Following the Settlement of the Exchange Offer, the Bidder intends to carry out a further in depth analysis of potential synergies and efficiencies between the Praxair Group and the Linde Group.

The Bidder is considering the implementation of steps to create distributable reserves following Admission to provide flexibility for future dividends and other returns to shareholders, including the Possible Capital Reduction.

The Business Combination Agreement entered into between, among others, Linde, Praxair and the Bidder contains, among other things, general agreements regarding the future business combination between the Linde Group and the Praxair Group under Linde PLC, the structure of the Business Combination, the intended corporate governance of Linde PLC, the employees and the terms and conditions of employment. In addition, the Business Combination Agreement sets forth certain joint objectives and intentions of the Bidder, Praxair and Linde with respect to the Business Combination (see Section 8.2 of the Offer Document and Section III.5.4 of this Statement). The Bidder emphasized in the Offer Document, that it is committed to the contents of the Business Combination Agreement. As a party to the Business Combination Agreement, Linde fully agrees with its content, including the goals and aims set down therein with respect to the Business Combination. It is appreciated that the Bidder again emphasizes its commitment to the Business Combination Agreement explicitly in the Offer Document. The Executive Board and the Supervisory Board (by a majority vote) have expressly approved the Business Combination Agreement. The fundamental objectives and intentions of the Bidder as set out in the Business Combination Agreement and the Offer Document can be summarized as follows:

1.	Future business activities, use of assets and future obligations

Through the Business Combination, Linde PLC will become the future holding company that will combine and integrate the Linde Group and Praxair Group. Praxair will become an indirect subsidiary of Linde PLC through the Merger, and Linde will initially become a direct subsidiary of Linde PLC through the Exchange Offer and subsequently, through a contribution or other transfer within the group, is intended to become an indirect subsidiary of Linde PLC.

The operations of Linde PLC will be limited to the management of the joint group. Linde, Praxair and their respective subsidiaries will continue to operate each of their businesses under a joint group strategy.

The corporate governance of the Combined Group is agreed on in the Business Combination Agreement. A detailed description is contained in Section II.1.2 of this Statement. The Bidder supports having the same persons occupy entirely, or partially, the governing bodies and committees within the Combined Group.

The Bidder has no intention yet whether Linde PLC will pay annual dividends (as Linde currently does) or quarterly dividends (as Praxair currently does) following the Completion of the Business Combination. However, it is most probable that Linde PLC will, subject to any limitations under Irish law, pay quarterly dividends to its shareholders, as is common practice of companies which are listed on the NYSE.

The Bidder further intends to achieve a strong credit rating similar to the credit ratings of Linde and Praxair prior to the Business Combination.

Pursuant to the Business Combination Agreement, the Bidder, Linde and Praxair further agreed on the potential legal separation of Linde’s worldwide engineering business into a separate legal entity, following an agreement between Linde and Praxair on the corporate set-up and arrangements of the engineering business prior to such legal separation.

Linde and Praxair are parties to agreements that contain change-of-control provisions that may be triggered upon Completion of the Business Combination. Pursuant to the Business Combination

Agreement, the Bidder, Linde and Praxair will use reasonable best efforts to (i) obtain all necessary waivers or consents to such breaches or defaults, (ii) refinance or replace such contracts or (iii) otherwise ensure that sufficient cash is available for the prompt payment of any indebtedness under any such contract.

2.	Structure of the Combined Group

2.1	Registered office of Linde PLC, major business locations of the Combined Group

The Bidder has no operating history and its principal activity following the Completion of the Business Combination is expected to be (indirectly) holding Linde Shares, Praxair Shares and associated activities typically undertaken by a listed holding company.

Linde PLC’s registered offices are in Dublin, Ireland, while its principal executive offices are at The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom.

Initially, the Combined Group will operate in the markets and have the geographical presence that the Linde Group and the Praxair Group currently operate in, as amended from time to time. The operations of the Combined Group will be conducted by the subsidiaries of Linde PLC and will be divided between Danbury, Connecticut, United States and Munich, Germany, leaving the respective seats of Praxair and Linde unchanged.

2.2	Governance

The Bidder was incorporated under the laws of the Republic of Ireland and has a unitary board. Immediately following the Settlement of the Exchange Offer, the Bidder will expand the size of the Linde PLC Board to an overall number of twelve board members with equal representation from Linde and Praxair (as described in Section II.1.2 of this Statement) constituted in accordance with the corporate governance standards of the NYSE Listed Company Manual and the Irish Companies Act 2014.

During the Integration Phase, the Management Committee (as described in Section II.1.2 of this Statement) will be comprised of the following six Executive Officers and by the individuals specified:

•	the Chief Financial Officer, who shall initially be Mr. Matthew J. White (or in the event that he is unable or unwilling to hold the position of Chief Financial Officer at the Completion of the Business Combination, a replacement designated prior to the Completion of the Business Combination by Praxair);

•	the Head of Global Functions, who shall initially be an individual designated prior to the Completion of the Business Combination by Praxair;

•	the Head of Americas Gases, who shall initially be an individual designated prior to the Completion of the Business Combination by Praxair;

•	the Head of Linde Engineering, who shall initially be Dr. Christian Bruch (or in the event that he is unable or unwilling to hold the position of Head of Linde Engineering at the Completion of the Business Combination, a replacement designated prior to the Completion of the Business Combination by Linde);

•	the Head of APAC Gases, who shall initially be Mr. Sanjiv Lamba (or in the event that he is unable or unwilling to hold the position of Head of APAC Gases at the Completion of the Business Combination, a replacement designated prior to the Completion of the Business Combination by Linde); and

•	the Head of EMEA Gases, who shall initially be Mr. Bernd Eulitz (or in the event that he is unable or unwilling to hold the position of Head of EMEA Gases at the Completion of the Business Combination, a replacement designated prior to the Completion of the Business Combination by Linde).

Following the Integration Phase, the Management Committee will be comprised of at least six Executive Officers who will be appointed by, and may be removed by, the Linde PLC CEO with the counsel of the Linde PLC Board. Following the Integration Phase, the Management Committee does not necessarily provide for equal representation of Linde and Praxair.

The Bidder will, following the Completion of the Business Combination, be financed by dividend distributions from its (indirect) shareholdings in Linde and Praxair and may also raise financing from external financing providers to fund its activities and those of the Combined Group.

3.	Executive and Supervisory Board Members

Linde will maintain its Executive Board and Supervisory Board. The Supervisory Board will remain subject to applicable co-determination rules. No change is intended by the Bidder with respect to the total number of members and the composition of the Supervisory Board, currently consisting of twelve members (with six representatives each from the shareholders’ side and the employees’ side).

At the time of publication of the Offer Document, no change is intended by the Bidder with respect to the total number of members and the composition of the Executive Board.

4.	Employees, terms of employment and employee representation at Linde

Linde, Praxair and the Bidder attach great importance to the skills and experience of Linde’s and Praxair’s management and employees. The Business Combination constitutes an opportunity for growth and further development for the employee base. Given that both Linde and Praxair have a multinational structure, the Combined Group will rely on the competence and commitment of all of its employees and considers the combined workforce the foundation for future success.

The Bidder is committed in accordance with the provision of the Business Combination Agreement to retaining their respective talents amongst the employees within the Combined Group and to such end intends to implement adequate retention programs to the extent appropriate.

The Bidder, Linde and Praxair agreed that in the event of a Completion of the Business Combination, (i) Linde’s current LIFT program including the reduction in personnel of 975 employees envisioned therein will be continued, (ii) Linde’s business location in Dresden will not be closed in the context of the LIFT program or any legal separation of Linde’s engineering business, (iii) the parties will abstain from any termination based on operational reasons (betriebsbedingte Kündigungen) until the end of the calendar year 2021 vis-à-vis all employees which are, as of December 6, 2016, employed for an unlimited period by Linde or any of its German subsidiaries, and (iv) the Bidder acknowledges that Linde has undertaken certain commitments vis-à-vis the Linde employee representatives as set forth in the “Key Issue Paper on Employment Protection for Linde Germany” and the “Letter of Interest on Employment Protection for Linde Germany”, both dated December 6, 2016.

The Bidder has no further intentions regarding any measures with respect to any intended restructuring. Until any plans in that respect are finalized, no definite statement can be made with respect to any impact a restructuring may have on the employees of the Combined Group.

However, the Executive Board and the Supervisory Board recognize that in order to achieve the expected benefits of the Business Combination, operational and administrative restructuring is likely to be required following Completion of the Business Combination.

Linde, Praxair and the Bidder have not yet identified whether any changes to conditions of employment may be appropriate (for example, to harmonise certain conditions of employment for employees (or certain groups of employees) within the Combined Group) or whether changes to existing employee participation rights within the Linde Group may be implemented. However, if proposals to make any such changes are identified as part of integration planning, the implementation of those proposals would be subject to appropriate consultation with employee representative bodies where required by law.

After the Completion of the Business Combination, the Bidder will respect the statutory co-determination rights of employees of Linde or any other direct or indirect German subsidiary of Linde PLC in accordance with the laws of Germany, subject to any rights under any applicable domination and/or profit and loss transfer agreement.

The Bidder ensures that, from the Completion of the Business Combination, Linde honors all financial obligations of Linde and any of its German subsidiaries with whom Linde has entered, directly or indirectly, into any enterprise agreements (Unternehmensverträge) prior to June 1, 2017 with respect to pension and deferred compensation benefits to current and former directors, officers and employees. Prior to, but only effective upon, the Completion of the Business Combination, the Bidder will enter into a guarantee with Linde Vorsorge Aktiv Fonds e.V., as representative of the pension and deferred compensation beneficiaries, to guarantee Linde’s financial obligations set forth in the preceding sentence.

Pursuant to the Business Combination Agreement, the Bidder will to the fullest extent permitted by applicable law, provide to, or cause to be provided to each individual who continues to be employed by Praxair, Linde or their respective subsidiaries (except in the case of employees whose employment is governed by a collective bargaining or similar agreement) conditions no less favorable to such employees as of the date of the Completion of the Business Combination Agreement with respect to base salary, bonus payments, other compensation components and employee benefits, and severance benefits in the event of employment termination until the end of the calendar year in which the Completion of the Business Combination occurs. The Business Combination Agreement also provides that employees who remain employed by Praxair, Linde or their respective subsidiaries following the Completion of the Business Combination, will, with regard to their participation in future benefit plans, be placed in a position they would be in as if the Completion of the Business Combination had not occurred.

Linde, Praxair and the Bidder will respect all labor-related provisions in Germany, including existing works agreements (Betriebsvereinbarungen) and collective bargaining agreements (Tarifverträge). However, in the Business Combination Agreement the Bidder, Linde and Praxair have agreed on limitations with respect to the ability to enter into any new collective bargaining agreements or other agreements with labor unions, works councils or similar organizations until Completion of the Business Combination or termination of the Business Combination Agreement.

The Bidder has no further intentions regarding the employee representatives and employment terms of Linde.

5.	Impact on Linde

The Bidder intends to control Linde to the greatest extent permissible. To this end and depending on the percentage of Linde Shares acquired by the Bidder in the Exchange Offer and, to the extent legally permissible, in the open market, the Bidder intends to effect one or several of the measures described below.

Following the Settlement of the Exchange Offer, Linde PLC intends to implement various measures under German law regarding Linde with a view to optimize the group-wide corporate governance and to enhance and facilitate expected synergies resulting from the Business Combination. Such measures may include various types of squeeze-out transactions (“Squeeze-Out”) as well as entering into a domination and/or profit and loss transfer agreement.

5.1	Forwarding of Linde Shares to German Intermediate Holding GmbH and German Intermediate Holding AG

Immediately after the Settlement of the Exchange Offer, Linde PLC intends to contribute or otherwise directly or indirectly transfer all or most of the Tendered Linde Shares within the group to German Intermediate Holding GmbH.

Subsequently, it is intended that German Intermediate Holding GmbH shall contribute or otherwise directly or indirectly transfer all or most of the Tendered Linde Shares within the group to German Intermediate Holding AG.

Additionally, if, as intended, all or most of the Tendered Linde Shares are forwarded to German Intermediate Holding GmbH and German Intermediate Holding AG, each of German Intermediate Holding GmbH and German Intermediate Holding AG will file an application with BaFin pursuant to Sec. 36 no. 3 WpÜG with the purpose of being relieved from the requirement to publish and make mandatory takeover offers.

5.2	Description of intended reorganization transaction

The Bidder intends to pursue a post-completion reorganization transaction following the Settlement of the Exchange Offer. The type of such transaction will primarily depend on the percentage of Linde Shares acquired in the Exchange Offer and, to the extent legally permissible, in the open market or otherwise:

•	If the Bidder (through German Intermediate Holding AG or otherwise) holds directly or indirectly at least 75 % of the share capital of Linde represented at the relevant shareholders’ meeting but less than 90 % of Linde’s issued share capital (when determining the relevant share capital, treasury shares and shares held for the account of Linde will not be taken into account), the Bidder (through German Intermediate Holding AG) intends to enter into a domination agreement and/or a profit and loss transfer agreement with Linde. Linde PLC currently intends to provide (directly or through Linde Intermediate Holding AG) the adequate exit compensation to be received by the remaining Linde Shareholders only in Linde PLC Shares.

•	If the Bidder (through German Intermediate Holding AG or otherwise) holds directly at least 90 % but less than 95 % of Linde’s issued share capital (when determining the relevant share capital, treasury shares and shares held for the account of Linde will not be taken into account) the Bidder (through German Intermediate Holding AG) intends to conduct a cash merger Squeeze-Out under sec. 62 para. 5 German Transformation Act (Umwandlungsgesetz - “UmwG”).

•	If the Bidder (through German Intermediate Holding AG or otherwise) holds directly or indirectly at least 95 % of Linde’s issued share capital or Linde’s voting share capital (when determining the relevant share capital, treasury shares and shares held for the account of Linde will not be taken into account) it intends to pursue either a corporate Squeeze-Out under secs. 327a et seq. UmwG or a takeover Squeeze-Out under secs. 39a et seq. WpÜG. Whether the Bidder pursues a corporate Squeeze-Out or a takeover Squeeze-Out will depend on point in time the 95 % threshold is met. Since in a takeover Squeeze-Out (other than in the case of a corporate Squeeze-Out) the Bidder – in the present case – can as an alternative to cash also offer Linde PLC Shares to the minority shareholders as compensation for their Linde Shares, the decision to pursue either a corporate Squeeze-Out or a takeover Squeeze-Out depends, among other things, on the price of Linde PLC Shares at the time the Bidder conducts the Squeeze-Out.

If, following the Exchange Offer, the Bidder (through German Intermediate Holding AG or otherwise) holds directly or indirectly less than 90 % of Linde’s issued share capital (when determining the relevant share capital, treasury shares and shares held for the account of Linde will not be taken into account), the Bidder may not commence a Squeeze-Out, but may purchase additional Linde Shares in the open market in order to reach the relevant threshold to consummate a Squeeze-Out. To reach the thresholds of 90 % or 95%, respectively, the Bidder reserves the right to increase its direct or indirect ownership in Linde Shares, to the extent legally permissible, through purchases of Linde Shares in the open market, on a stock exchange and/or otherwise, for example the Bidder may subscribe for newly issued Linde Shares in the context of a capital increase against cash contributions or contributions in kind.

5.3	Delisting

In addition to or as an alternative to the measures described above, the Bidder may also pursue a Delisting to effect a removal of Linde Shares from the Frankfurt Stock Exchange and all other German stock exchanges on which Linde Shares are listed on regulated market segments. Following a Delisting, Linde Shares would be discontinued from trading on the regulated market, which could make Linde Shares effectively illiquid. A Delisting would also terminate the comprehensive capital markets oriented reporting obligations of Linde.

A Delisting requires that a formal offer in accordance with the rules of the WpÜG and the Stock Exchange Act (Börsengesetz - “BörsG”) to all remaining holders of Linde Shares will be made. Such offer may not be subject to conditions. Following such an offer, a Delisting could be effected by way of an application by Linde for a subsequent revocation decision from the board of management of the Frankfurt Stock Exchange and the board of management of any other applicable stock exchange. The consideration in such an offer must be in cash.

6.	Seat and locations of essential parts of Linde

As stated in Section 9.6 of the Offer Document, the Bidder does not intend to change the registered seat of Linde or the location of essential parts of Linde.

To help achieve efficiencies for the Linde PLC Group while retaining the expertise of employees and access to qualified personnel at both headquarters, from and after the Completion of the Business Combination the operations of the business conducted by the subsidiaries of Linde PLC shall be appropriately divided between Danbury, Connecticut, United States and Munich, Germany.

7.	Statement on the objectives of the Bidder and the expected impact on Linde and the employees

7.1	Impact on Linde

In the view of the Executive Board and the majority of the Supervisory Board, the Business Combination represents a compelling opportunity for Linde and Praxair to create a leading global company for industrial gases and plant construction. The Executive Board and the Supervisory Board are convinced by the strategy and goals of the Business Combination (as described in Section 8.2 of the Offer Document and, to some extent, contained in Annex 3 to the Offer Document) for the reasons set forth in Section III.5.4 of this Statement and as further specified in Section “5.5 Linde’s Reasons for the Business Combination” contained in Annex 3 to the Offer Document and support such Business Combination. Therefore, the Executive Board (unanimously) and the Supervisory Board (by a majority vote) determined such strategy and goals to be consistent with and furthering the business strategies and goals of Linde and to be in the best interest of Linde and its shareholders.

Against this background, the Executive Board and the majority of the Supervisory Board support the compelling strategy regarding the future business activities proposed by the Bidder for the Combined Group (as described in Section 9 of the Offer Document) which are at the same time furthering the strategies and goals of the Business Combination and welcome the effects that a successful Exchange Offer will presumably have for Linde. In particular:

•	All agreements on the future cooperation of Linde and Praxair proposed in the Business Combination Agreement have been mutually agreed and are supported by Linde. This applies in particular to all goals and aims with respect to the Business Combination and all effects of the Exchange Offer on Linde as set forth in the Business Combination Agreement. The Executive Board and the Supervisory Board have approved the Business Combination Agreement.

•	The Executive Board and the Supervisory Board support the brand strategy of the Combined Group agreed in the Business Combination Agreement and approve in particular of the fact that the Bidder will operate under the company name “Linde”. This decision emphasizes Linde’s significance within the Combined Group and facilitates benefiting economically from the goodwill associated with Linde as a brand. At the same time, it is clear that Linde and its subsidiaries may continue to use their respective business names and the brand “Linde”. The flexibility intended by the Bidder with respect to established local brands is also appreciated in this context, because the Executive Board and the Supervisory Board believe that giving up these brands would result in a destruction of value.

•	The targeted increases in value for the Linde Shareholders that accept the Exchange Offer require a streamlined coordination of the business activities in the Combined Group subject to applicable law. We therefore approve of both Praxair and Linde becoming (indirect) subsidiaries of Linde PLC and that the business operations of both Linde and Praxair and their respective subsidiaries will in the future be managed in line with a coherent strategy. The Executive Board and the Supervisory Board consider the consolidation of Linde as intended by the Bidder as well as the proposed optimization of the Combined Group’s corporate governance an integral part of the Business Combination and approve of it. It is expected that these measures help facilitate and accelerate the realization of the targeted synergies and value increases. This also applies to the measures intended by the Bidder, in particular the possible implementation of a Squeeze-Out or conclusion of a domination and/or profit and loss transfer agreement provided that the respective preconditions are met. A Squeeze-Out or the conclusion of a domination agreement and, to some extent, of a profit and loss transfer agreement could allow for the applicability of the rather stringent rules under German corporate group law regarding so-called de facto groups (secs. 311 et seqq. AktG), which set certain limits on group integration measures, to be avoided and are expected to facilitate the coordination between Linde and Praxair and the realization of synergies subject to applicable law. In addition, a profit and loss transfer agreement may help to form an income tax group and, therefore, to realize tax benefits. We approve of the Bidder’s intention to seek to exclude minority shareholders if it has the majority necessary to implement a Squeeze-Out. If the Bidder’s shareholding in Linde is sufficient to enable a Squeeze-Out under merger, stock corporation or takeover law, the savings in costs associated with continuing a listed company which will be achieved through the exclusion of minority shareholders seems beneficial with a view to the realization of synergies. In the view of the Executive Board and the Supervisory Board, the rights and interests of the minority shareholders will be safeguarded by the statutory framework conditions applicable to the restructuring measures proposed by the Bidder.

•	The Bidder mentions a Delisting as a possible alternative to a Squeeze-Out. The Executive Board and the Supervisory Board appreciate that the Bidder has not expressed a clear intention regarding this measure but has merely mentioned it as a possible option. The Executive Board and the Supervisory Board believe that, before proceeding with a Delisting that is not preceded by a Squeeze-Out, thorough review is required based on the specific circumstances as to whether this measure is in line with the interests of the Linde Shareholders that have not tendered their shares in the Exchange Offer and the interests of the Company.

•	The Business Combination has no direct impact on the corporate structure of the Linde Group. The Bidder’s intention to not change the legal structure of the Linde Group is welcomed. Particularly, a legal separation of Linde’s worldwide engineering business is not obligatory. The Executive Board and the Supervisory Board consider it reasonable that Linde and Praxair would agree on the set up prior to a legal separation of Linde’s engineering business.

•	With a view to increasing the value of the Combined Group in which the Tendering Linde Shareholders will hold an interest, the Executive Board and the Supervisory Board approve of the Bidder’s intention to carry out a further in depth analysis of potential synergies and efficiencies between the Praxair Group and the Linde Group and of specific measures following the Settlement of the Exchange Offer. In accordance with the provisions of the Business Combination Agreement, representatives of Linde are to be involved in these considerations.

•	From the point of view of the Executive Board and the Supervisory Board, it is reasonable and expedient that Linde PLC focuses on the activities of a holding company and that important management functions as well as the operations of the business conducted by the Combined Group are appropriately divided between Danbury, Connecticut, and Munich, Germany. We approve of the Bidder’s corresponding intention. The same applies to the intention to maintain the registered office of Linde in Munich.

•	The plans for the future corporate governance in the event of a successful completion of the Exchange Offer have been agreed in detail between Linde and Praxair and stipulated in the Business Combination Agreement. The Executive Board and the Supervisory Board stand by the corporate governance concept described in the Offer Document. In particular, we support the equal representation on the Linde PLC Board and the Management Committee. The members of the Linde PLC Board and its committees and of the Management Committee currently nominated by the two partners of the Business Combination are endorsed by the Executive Board and the Supervisory Board.

•	We approve of the Bidder’s intention not to make any changes with respect to the total number of members and the composition of the Supervisory Board in the context of the Completion of the Business Combination. We also approve of the Bidder’s intention not to change the total number of members or the composition of the Executive Board in the context of the Completion of the Business Combination. The Executive Board and the Supervisory Board presently consider the total number of members and the composition of the Executive Board to be expedient, but are open to an adjustment within the scope of the statutory competences should the situation change. We approve of individuals increasingly performing functions across companies in the long run in order to increase the efficiency of the common corporate governance of the Combined Group.

•	We also approve of the differentiation that is made as regards corporate governance between an Integration Phase, in which there is a basic parity between the two partners of the Business Combination, and the subsequent phase, in which the shareholders of Linde PLC and the members of the Linde PLC Board elected by them have the opportunity to structure the corporate governance irrespective of executives’ previous affiliations to the Linde Group or to the Praxair Group, because this is the only way in which the sustainable integration of both companies and their growing together as a collective group seem possible.

•	Linde and its subsidiaries are parties to certain agreements which contain change of control clauses. Such change of control may be triggered by the Completion of the Business Combination. Against this background, the Executive Board and the Supervisory Board welcome the consensus reached in the Business Combination Agreement that the Bidder, Linde and Praxair will use reasonable best efforts to obtain all necessary waivers or consents to such breaches or defaults, refinance or replace such contracts or otherwise ensure that sufficient cash is available for the prompt payment of any indebtedness under any such contract.

•	The Bidder’s intention to transfer all or most of the Tendered Linde Shares to direct and/or indirect subsidiaries is reasonable as it provides corporate and tax law flexibility. The Executive Board and the Supervisory Board cannot identify any adverse effects for Linde resulting therefrom.

•	The Bidder’s intentions with respect to future dividend policy and credit rating as well as the other intentions of the Bidder are welcomed. The Executive Board and the Supervisory Board cannot identify any adverse effects for Linde resulting therefrom. The Bidder’s consideration to take measures for creating distributable reserves is deemed by the Executive Board and the Supervisory Board to be sensible. The flexibility with regard to future dividend payments would thereby be increased. The flexibility to pay dividends is advantageous for the shareholders and can increase the attractiveness of Linde PLC Shares.

7.2	Impact of the Completion of the Exchange Offer on Employees and their Representations, Employment Terms and Business Locations of Linde

The Executive Board and the majority of the Supervisory Board also approve of the Bidder’s statements in Section 9 of the Offer Document regarding the presumed effects of a successful Exchange Offer for the employees of the Linde Group and their representatives, the employment terms and the business locations of Linde. In this regard, the following is to be particularly emphasized:

•	The Executive Board and the Supervisory Board welcome that the Bidder and Praxair emphasize to rely on the competences of Linde’s management and Linde’s employees and that they also consider the Business Combination to be a great opportunity for growth and further development for the employee base and that combined workforce constitutes the foundation for future success.

•	The Executive Board and the Supervisory Board are pleased that Linde PLC, after the Completion of the Business Combination, will respect the statutory co-determination rights of employees of Linde and those of the other direct or indirect German subsidiaries of Linde PLC in accordance with the laws of Germany. All facts considered, the Executive Board and the majority of the Supervisory Board also approve of the proviso concerning any rights under any applicable domination and/or profit and loss transfer agreement because the execution of such an intra-group agreement is expected to facilitate the realization of synergies and/or the use of tax advantages (also see in this regard Section V.7 of this Statement). In the case of a domination agreement with Linde, statutory co-determination of the Supervisory Board as such would remain unaffected. This holds true in particular with respect to the power of the Supervisory Board to appoint Executive Board members and with respect to information rights. For business operations which require the consent of the Supervisory Board, however, a controlling entity may trump any refusal of the Supervisory Board pursuant to sec. 308 AktG. On the level of the Bidder, co-determination of the Linde PLC Board of Directors is not intended. Since the concept of statutory co-determination for a board of directors is unknown to foreign and, in particular, to the Irish jurisdiction, the Executive Board and the Supervisory Board consider this to be understandable.

•	We acknowledge that settlement of the Exchange Offer will not have any direct influence on the employees of the Linde Group, their employment terms, rights or other entitlements owing to applicable legal provisions. All current employment relationships will also continue with the respective company of the Linde Group and will not be transferred to another company as a result of the Business Combination. It is appreciated that the Bidder will to the fullest extent permitted by applicable law, provide to, or cause to be provided to each individual who continues to be employed by Praxair, Linde or their respective subsidiaries (except in the case of employees whose employment is governed by a collective bargaining or similar agreement) conditions no less favorable to such employees as of the date of the Completion of the Business Combination Agreement with respect to base salary, bonus payments, other compensation components and employee benefits, and severance benefits in the event of employment termination until the end of the calendar year in which the Completion of the Business Combination occurs. We further acknowledge that the Bidder will provide no less favorable terms to employees who continue to be employed by Praxair, Linde or their respective subsidiaries with respect to their participation in any benefit plans.

•	We approve of the Bidder’s efforts together with Praxair and Linde to retain their respective top talents amongst the employees within the Combined Group and, in this context, the intention to implement adequate retention programs to the extent appropriate. In so doing, the attractiveness of the Combined Group as an employer as well as the motivation of executives is increased.

•	A benefit will arise by virtue of the Business Combination for those employees of Linde and its German subsidiaries eligible for pensions from the Bidder agreeing in the Business Combination Agreement to secure the pension claims.

•	The Executive Board and the Supervisory Board understand that the Bidder cannot yet make any definitive statement on what affects an operating and administrative restructuring will have on the employees of the Combined Group as long as the integration plans have not yet been finalized. However, we would like to point out that Linde PLC will focus on the activities of a holding company and as such on the management of the Combined Group and that Linde PLC expects to only have a few employees and, further, that in accordance with the Business Combination Agreement, the registered office of Linde is to remain in Munich and the Munich location is to take on major functions in the Combined Group, of which we expressly approve. Furthermore, Linde’s representatives will be involved in planning the integration. It cannot be ruled out that personnel adjustments will occur in the context of the integration within the Combined Group and thereby within the Linde Group as well. The implementation and other changes would have to be coordinated with the employee representative bodies within the scope of applicable law.

•	We are pleased that the Bidder will observe all labor-related provisions in Germany, including existing works agreements (Betriebsvereinbarungen) and collective bargaining agreements (Tarifverträge) and that it has no further intentions regarding the employee representatives and – pending the further planning of the integration – the employment terms of Linde. The fact that the ability to enter into new collective bargaining agreements and other agreements with labor unions, works councils or similar organizations, until Completion of the Business Combination or the termination of the Business Combination Agreement, is subject to certain restrictions is consequent in light of a business combination as the one at hand.

•	The Executive Board and the Supervisory Board certainly approve of the Bidder explicitly acknowledging in the Business Combination Agreement the obligations assumed by Linde vis-à-vis the employee representatives as laid out in the “Key Issue Paper on Employment Security in the German Companies of the Linde Group” and in the “Letter of Intent regarding Employment Security in the German Companies of the Linde Group”, each dated December 6, 2016. They further welcome that the Bidder, Praxair and Linde have agreed to continue Linde’s current LIFT program, to not close Linde’s business location in Dresden in the context of the LIFT program or any legal separation of Linde’s engineering business, and to abstain from any termination based on operational reasons (betriebsbedingte Kündigungen) until the end of the calendar year 2021 vis-à-vis all employees which are, as of December 6, 2016, employed for an unlimited period by Linde or any of its German subsidiaries. It is welcomed that the Bidder has not provided any intentions to close or materially change any other locations of Linde or its subsidiaries.

•	It is further welcomed that the Completion of the Exchange Offer will not have any further consequences with respect to employees and their representations as well as the employment terms and the Linde locations and that there are no further intentions of the Bidder in that regard.

•	The Exchange Offer itself has no consequences for the locations of Linde. The Executive Board and the Supervisory Board welcome that the Bidder has not disclosed any intentions to re-locate Linde’s seat of business or to close or substantially reduce any Linde locations.

The Executive Board and the Supervisory Board reiterate that the dedicated workforces of both Linde and Praxair represent the foundation for the current and future success of both companies.

POSSIBLE IMPACT ON LINDE SHAREHOLDERS

The Bidder has comprehensively and – in the opinion of the Executive Board and the Supervisory Board – accurately presented in Section 16 of the Offer Document the possible effects of the transaction for Linde Shareholders who accept the Exchange Offer and Linde Shareholders who do not accept the Exchange Offer. The most important affects can be summarized as follows:

1.	Possible negative consequences upon acceptance of the Exchange Offer

Linde Shareholders who accept the Exchange Offer will no longer benefit directly from any positive development of the stock exchange price of Linde Shares or from any favourable business development of the Linde Group.

Linde Shareholders who accept or have accepted the Exchange Offer bear the risk that if the Exchange Offer is implemented, the business and/or the stock exchange price of Linde PLC Shares may develop negatively. In particular, it is possible that the synergies expected by the Bidder may not be achieved in full or in part or within the anticipated timeline.

The consummation of the Exchange Offer is subject to the fulfilment of the Closing Conditions. If one of the Closing Conditions is not fulfilled and not waived by the Bidder, then the Exchange Offer will not be consummated. This could have an adverse effect on the market price of the tendered Linde Shares.

A withdrawal from the acceptance of the Exchange Offer is possible only under the prerequisites described in Section 17 of the Offer Document and until the expiration of the Acceptance Period. In addition, Linde Shareholders are limited in their ability to dispose of Linde Shares for which they have accepted the Exchange Offer. The trading volume in tendered Linde Shares could be low which could result in substantial fluctuations in the market price of the tendered Linde Shares. The consummation of the Exchange Offer may also be delayed due to regulatory approvals or procedures that must be obtained or completed, respectively, prior to the consummation of the Exchange Offer. In these cases, Linde shareholders do not have a contractual right of withdrawal which they could exercise to withdraw from the Exchange Offer.

The Bidder will ensure that the Tendered Linde Shares as well as Linde Shares put to the Bidder, if any, will be admitted to trading on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000A2E4L75 starting from the third trading day at the Frankfurt Stock Exchange following the commencement of the Acceptance Period. The Bidder expects that pursuant to the rules of the equity indices of Deutsche Börse AG as per the publication of the Offer Document the Linde Shares in the DAX 30 index will be replaced by the Tendered Linde Shares once the acceptance ratio published by the Bidder exceeds 50%. The Bidder, Linde and Praxair will take appropriate steps to achieve that Tendered Linde Shares will remain included in the DAX 30 index following the expiration of the Acceptance Period until the day after satisfaction of the last Closing Condition, or, if later, one working day after the expiry of the Additional Acceptance Period. The trading of the Tendered Linde Shares allows Linde Shareholders who have agreed to tender their shares to sell their shares on the Frankfurt Stock Exchange. The sale of a share that has been agreed to be tendered does not affect its status as such and will be exchanged in the Exchange Offer unless it is validly withdrawn in accordance with the terms of the offer or applicable law. Based on the current index inclusion criteria for the DAX 30 index published by Deutsche Börse AG and the anticipated corporate structure, listings and expected market capitalization of Linde PLC, the Bidder anticipates that after the Settlement of the Exchange Offer the Linde PLC Shares will be included in the DAX 30 index instead of the Tendered Linde Shares as determined by Deutsche Börse AG.

It is expected that trading of Tendered Linde Shares as well as Linde Shares put to the Bidder, if any, on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange will cease after the end of the regular stock exchange trading hours one working day after satisfaction of the last Closing Condition, or, if later, one working day after the expiry of the Additional Acceptance Period. The date on which trading ceases will be published by the Bidder without undue delay via an electronically operated information dissemination system within the meaning of sec. 10 para. 3 sentence 1 no. 2 WpÜG, in the German Federal Gazette (Bundesanzeiger) and by way of an English language press release in the United States. Any person acquiring Tendered Linde Shares or Linde Shares put to the Bidder will assume all rights and obligations arising from the acceptance of the Exchange Offer, including the irrevocable declarations, instructions, orders and authorizations.

Additionally, it has to be noted that the accepting Linde Shareholders will only have a claim for delivery of the number of Linde PLC Offer Shares as determined pursuant to the terms and conditions of the Offer Document. Even if Linde Shareholders receive the Linde PLC Offer Shares, it has to be taken into account that such shares are only listed as of receipt. Prior to the time of delivery of the Offer Consideration through the custodial chain between the Nominee, DTC, Clearstream and the custodian banks to the Linde Shareholders according to the Exchange Offer, the Bidder will apply for admission of all Linde PLC Shares for trading on the New York Stock Exchange and on the Frankfurt Stock Exchange.

After the consummation of the Exchange Offer and the expiration of the one-year period pursuant to sec. 31 para. 5 WpÜG, the Bidder is entitled to acquire additional Linde Shares at higher prices off-market without being required to adjust the Consideration for the benefit of those Linde Shareholders who have already accepted the Exchange Offer. The Bidder may also purchase Linde Shares at a higher price on the stock exchange within the above mentioned one-year period without being required to adjust the Consideration for the benefit of those Linde Shareholders who have already accepted the Exchange Offer. Those Linde Shareholders who accept the Exchange Offer will not participate in any payments of any type which may be payable by law in the event of certain structural measures regarding Linde that may be implemented after the consummation of the Exchange Offer (in particular the conclusion of a domination agreement and/or a profit and loss transfer agreement, a Squeeze-Out or a Delisting). Such compensation payments are generally to be determined in accordance with the overall value of the relevant company and are subject to review, in particular by the appraisal proceedings (Spruchverfahren). Such compensation payments may be higher or lower than the consideration offered by the Bidder in the Exchange Offer. Tendering Linde Shareholders are neither entitled to such compensation payments nor to any additional payments if the compensation payment is above the Offer Consideration which they received in the Exchange Offer.

Those Linde Shareholders who accept the Exchange Offer will become shareholders of the Bidder which is an entity subject to the laws of Ireland. Thus, shareholder rights and duties as well as the rights and duties of the Linde PLC Board are no longer governed by the provisions of the AktG and the articles of association of Linde.

The Offer Document contains in Annex 3 under “1. Risk Factors” additional information about risks associated with holding shares of the Bidder.

2.	Possible negative and other consequences upon non-acceptance of the Exchange Offer

Linde Shareholders who do not wish to accept the Exchange Offer and who also do not otherwise sell their Linde Shares remain Linde Shareholders, but should, in particular, consider the intentions of the Bidder explained in Section V of this Statement, as concerns the future business activity of the Bidder, Linde and Praxair and should take into account the aspects hereinafter provided in further detail.

2.1	Continuance of shareholding in Linde PLC

Linde Shareholders who do not accept the Exchange Offer directly bear the risk of the future development of the Linde Group and, therefore, also of the future development of the stock exchange price of the Linde Shares.

In the event of a non-acceptance of the Exchange Offer, it is possible that the Minimum Acceptance Threshold for the Exchange Offer of 75 % will not be reached and that the Exchange Offer and the Business Combination will therefore not be consummated. If the Business Combination will not be consummated, this could have considerable adverse effects on the current stock exchange price of the Linde Shares, considering that the current stock exchange price of the Linde Shares contains a premium based on the assumption of a Completion of the Business Combination.

2.2	Possible Reduction of the free float and liquidity of the Linde Shares

Linde Shares that have not been tendered into the Exchange Offer continue to be traded on the respective stock exchanges until a possible Delisting occurs. The current market price of Linde Shares may, however, be influenced by the fact that the Bidder has published its decision to launch an Exchange Offer on June 1, 2017. It is, therefore, uncertain whether the stock exchange price of Linde Shares will increase or decrease in the near future or whether it will remain at a similar level.

The consummation of the Exchange Offer will presumably result in a reduction of the free float of Linde Shares. The number of Linde Shares in free float could even be reduced to such an extent that the liquidity of Linde Shares decreases significantly. As a result, it may not be possible to execute purchase or sell orders relating to Linde Shares, or at least not in a timely manner. A lower liquidity of Linde Shares could lead to greater fluctuations in the price of Linde Shares compared to the past.

A significant reduction of the free float of Linde Shares may lead to Linde no longer meeting the criteria for Linde Shares to remain part of, among others, DAX 30 index and in the Linde Shares possibly being excluded from one, several, or all of these indices in the future. In this event, it is expected that index funds and institutional investors which retain the respective indices in their portfolios will refrain from acquiring additional Linde Shares and/or will sell their current Linde Shares. An increased supply of Linde Shares in connection with a decreased demand for Linde Shares may lead to an oversupply of Linde Shares in a comparatively illiquid market, which could adversely affect the stock exchange price of Linde Shares.

2.3	Possible Segment Change, Downlisting or Delisting

Following the Settlement of the Exchange Offer, the Bidder could agree with Linde (i) to effect a removal of Linde Shares from the sub-segment of the regulated market of, among others, the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard) while maintaining the listing of Linde Shares on the regulated market (General Standard) (“Segment Change”), (ii) to effect a removal of Linde Shares from the regulated market of, among others, the Frankfurt Stock Exchange and other German stock exchanges with the effect that Linde Shares could still be traded on the over-the-counter market of, among others, the Frankfurt Stock Exchange (Freiverkehr, so-called Open Market) or any comparable over-the-counter market or segment thereof of another German stock exchange (“Downlisting”) or (iii) to effect a removal of Linde Shares from, among others, the Frankfurt Stock Exchange and all other German stock exchanges on which Linde Shares are listed on regulated market segments (“Delisting”).

In any of these cases, Linde Shareholders would no longer benefit from Linde’s current reporting obligations: In case of a Segment Change, the more stringent reporting obligations under the Prime Standard would no longer apply to Linde. In case of a Downlisting or in case of a Delisting, the reporting obligations of Linde would be further reduced or, respectively, cancelled completely. A Downlisting and a Delisting would negatively affect the liquidity of Linde Shares. Linde Shareholders may therefore be unable to realize the value represented in Linde Shares they hold, or may only be able to do so with significant limitations and/or at a significant loss. A Downlisting would reduce the liquidity of Linde Shares. Following a Downlisting, Linde Shares could continue to trade on the over-the-counter market. The extent of the public listing market therefor and the availability of any quotations from such over-the-counter markets would depend upon the number of Linde Shareholders, the aggregate market value of Linde Shares remaining, the interest of maintaining such a market for Linde Shares on the part of any securities firms, and other factors which are beyond the control of the Bidder or Linde. A Delisting would remove Linde Shares from the regulated market without a subsequent trading on an over-the-counter market and could therefore make Linde Shares effectively illiquid.

Under German law, no protection is afforded to Linde Shareholders if the Bidder decides to pursue a Segment Change. A Downlisting or a Delisting, however, would require as a prerequisite for a successful application to the last German stock exchange on whose regulated market Linde Shares are traded, a formal offer in accordance with the rules of the WpÜG and the BörsG to all remaining holders of Linde Shares. The consideration in such offer must be in cash and may not be less than (i) the weighted average domestic market price of Linde Shares during the last six months prior to the publication of the decision to launch the public offer, or (ii) the highest consideration provided or agreed to by the respective bidder for the acquisition of Linde Shares within the last six months prior to the publication of the respective offer document. Such offer required for the Downlisting or Delisting may not be subject to conditions. The cash consideration offered in case of a Downlisting or Delisting could be of the same value as the Offer Consideration, but could also be of a higher or lower value. Other requirements regarding the process of a Delisting and the applicable time frame for a Delisting in each of the German stock exchanges (including when the revocation of the admission to trading takes effect) are subject to the regulations of the individual stock exchanges.

In the event of a Segment Change, a Downlisting or a Delisting, Linde Shares could in addition be excluded from one or more of the indices which could in turn lead to consequences described herein.

2.4	Qualified majority of the Bidder in the general shareholders’ meeting of Linde and potential corporate structural measures

It can be assumed that, following the consummation of the Exchange Offer, the Bidder will have the qualified majority necessary to resolve or to approve all important corporate structural measures in a general shareholders’ meeting of Linde. Such resolutions include amendments of the articles of association, capital increases, the exclusion of pre-emptive rights in case of capital increases, the issuance of convertible bonds, the conclusion of a domination and/or profit and loss transfer agreement, transformations, mergers, liquidations and the sale of all or a substantial part of the assets held by Linde. Accordingly, potential Linde minority shareholders will not be in a position to materially influence important business decisions of Linde. Furthermore, the execution of one or more of these measures may lead to a Delisting of the Linde Shares.

In addition to those corporate structural measures, following the consummation of the Exchange Offer, up to three proceedings could be available to the Bidder or German Intermediate Holding AG to seek a transfer to itself of the Linde Shares held by the minority shareholders, including a Squeeze-Out under the UmwG, a Squeeze-Out under the AktG and a Squeeze-Out under the WpÜG. The implementation of any such Squeeze-Out of the minority shareholders would ultimately, among other things, lead to the termination of the listing of the Linde Shares on, among others, the Frankfurt Stock Exchange. Those measures are described in more detail in Section 9.5 of the Offer Document.

OFFICIAL APPROVALS AND PROCEEDINGS

The Executive Board and the Supervisory Board point out that in Section 11.1 of the Offer Document, the Bidder has stated that the Exchange Offer will be subject to review by antitrust authorities in a number of jurisdictions in addition to the European Union and the United States and that the Bidder intends to make all necessary notifications and filings in these jurisdictions as soon as practicable. The

Executive Board and the Supervisory Board further notice that the Settlement of the Exchange Offer and the agreements which came into existence as a result of accepting the Exchange Offer will only be completed if, inter alia, the Business Combination has been approved by the competent antitrust authorities, or the statutory waiting periods have expired, in (i) the European Union, (ii) the United States, (iii) China, (iv) India, (v) South Korea, (vi) Brazil, (vii) Russia, (viii) Canada, and (ix) Mexico, unless such Closing Conditions was validly waive until one working day prior to the expiration of the Acceptance Period. The Executive Board and the Supervisory Board note that the Bidder intends to submit the required notifications and filings as soon as possible. For a description of the antitrust proceedings and their respective status please refer to Section 11.1 of the Offer Document. Further information in that regard is also provided in Section “5.1.3 Regulatory Approvals Related to the Business Combination” contained in Annex 3 to the Offer Document. Moreover, the CFIUS approval of the Business Combination has to be obtained.

In Section 11.2 of the Offer Document, the Bidder has stated that it must file the Registration Statement with the SEC, which is necessary in order to register the offer of Linde PLC Shares under the Securities Act. The SEC must declare the Registration Statement effective prior to the expiration of the Acceptance Period. Once the Bidder has sufficiently addressed all SEC comments in the amendments to the Registration Statement, the Bidder may request that the SEC declared the Registration Statement effective.

The Registration Statement was initially filed with the SEC on June 5, 2017. On June 29, 2017, July 20, 2017 and August 3, 2017, the Bidder received comment letters from the SEC with respect to the Registration Statement. Following these comments letters, on July 12, 2017, July 28, 2017 and August 7, 2017, respectively, the Bidder filed amendments to the Registration Statement with the SEC. On August  14, 2017, the SEC has declared the Registration Statement effective.

INTERESTS OF THE MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

Apart from the provisions described below in this Section VIII., no member of the Executive Board or the Supervisory Board has been granted or promised or given the prospect of any cash benefits or other monetary benefits in connection with the Exchange Offer from the Bidder or any persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 WpÜG, or their respective subsidiaries. Other than the irrevocable undertakings described under Section II.4.2 of this Statement, neither the Bidder nor any person acting jointly with the Bidder have entered into any agreements with any member of the Executive Board and the Supervisory Board.

1.	Membership on Linde PLC Board and Management Committee

Certain members of the Executive Board and the Supervisory Board will hold new positions within the Linde PLC Group. At the Completion of the Business Combination, Linde PLC will expand the size of its Board to twelve board members and appoint Prof. Dr. Wolfgang Reitzle, current chairman of the Supervisory Board, as chairman of directors of Linde PLC. Moreover, the further shareholder representatives on the Supervisory Board will be appointed to members of the Linde PLC Board.

Further, the following current members of the Executive Board will become members on the Linde PLC Group Management Committee:

•	Dr. Christian Bruch, current member of the Executive Board, will become the Head of Linde Engineering;

•	Mr. Bernd Eulitz, current member of the Executive Board, will become the Head of EMEA Gases; and

•	Mr. Sanjiv Lamba, current member of the Executive Board, will become the Head of APAC Gases.

2.	Equity Awards

The Executive Board members and other key employees participate in Linde’s share-based incentive program for executives (“Linde LTIP”). As of August 14, 2017, members of the Executive Board and the Supervisory Board owned less than 1 % of the outstanding Linde Shares. As of August 14, 2017, members of the Executive Board and one employee representative who is a member of the Supervisory Board held equity awards under the Linde LTIP in the form of performance-vesting share option rights and matching share rights (collectively referred to as “Equity Awards”) covering 90,629 Linde Shares in the aggregate. Based on the value of a Linde Share of EUR 176.48, which is equal to the average closing market price of a Linde Share over the first five business days immediately following the announcement of the Exchange Offer pursuant to Sec. 10 para. 1 sentence 1 WpÜG, and a hypothetical closing date of the Business Combination of August 14, 2017 and further based on the assumption of full vesting of the Equity Awards and full target achievement of performance goals applicable to share options rights as of August 14, 2017, the value of (i) such Equity Awards held by Executive Board and Linde Supervisory Board members as of August 14, 2017 plus (ii) Linde Shares held by such persons as of such date, was approximately EUR 31.10 million.

Pursuant to the Business Combination Agreement and the rules underlying LTIP, the Linde LTIP and the outstanding Equity Awards will be terminated upon the consummation of the Exchange Offer. Upon such termination, each unexercised Linde stock option and each unvested Linde matching share right will be partially paid out in cash and in relation to the portion of such Equity Awards for which the waiting period has not yet expired, replaced with Linde PLC equity awards subject to vesting based on continued service until the end of the four-year waiting period applicable to the relevant Equity Award (as described below in Section V.III.5). The amount of such cash payment for each Linde stock option shall be determined in good faith (nach billigem Ermessen) by Linde considering certain criteria specified in the Linde LTIP conditions, including (i) the degree of the achievement of the performance targets set forth in the Linde LTIP at the time of consummation of the Exchange Offer, (ii) the elapsed time of the waiting period applicable for the respective Linde LTIP tranches up to the time of consummation of the Exchange Offer, and (iii) the market capitalization and the business prospects of Linde, as they were expected to develop without taking into consideration the Exchange Offer and its consummation. Such criteria also apply to Linde matching share rights subject to any adjustments as are necessary.

With respect to the members of the Executive Board, each Executive Board member has agreed that the Linde LTIP will not be terminated upon the consummation of the Exchange Offer with respect to his Equity Awards. Instead, Linde will terminate the Linde LTIP and the outstanding Equity Awards of such Executive Board members immediately after the post-completion reorganization of Linde becomes effective, so long as such reorganization occurs within 18 months after the consummation of the Exchange Offer. If the Linde LTIP is terminated, then the Executive Board members will receive, in respect of their Equity Awards, the cash payment described above.

If the reorganization does not occur within such 18-month period, then no such termination will occur with respect to the Executive Board members. If the waiting period with respect to any Linde stock option or Linde matching share right held by an Executive Board member expires before the Linde LTIP is terminated (if such termination occurs at all), then:

•	The Executive Board member may exercise such Linde stock option for cash until the earlier of (x) 18 months after the consummation of the Exchange Offer and (y) the termination of the Linde LTIP.

•	If the Linde stock option remains unexercised at the Linde LTIP termination time, then the Linde stock option will be terminated and the Executive Board member will receive an amount in cash as described above and, if applicable, Linde PLC stock options as described Section VIII.5 of this Statement.

•	Linde matching share rights will be settled in cash in accordance with the Linde LTIP.

3.	Investment Shares

Members of the Executive Board are required to make a personal investment in Linde Shares (“Investment Shares”). The current members of the Executive Board have agreed to tender their Investment Shares in the Exchange Offer without forfeiture of the respective stock options and matching share rights under the Linde LTIP, provided that such Executive Board members hold the Linde PLC shares received in exchange for the Investment Shares at consummation of the Exchange Offer. This requirement applies to all such Linde PLC shares until the expiry of the applicable waiting periods set forth in the Linde LTIP for its respective tranches for the period up to the termination of the Equity Awards, provided that after such termination and the grant of Linde PLC stock options and Linde PLC RSUs, this requirement will continue to apply only to such portion of such Linde PLC shares that relates to such grants until expiry of the respective waiting periods applicable to such Linde PLC stock options and Linde PLC RSUs (see Section VIII.5 of this Statement).

4.	Deferral Shares

Pursuant to their service agreements, the Executive Board members are required to use after-tax proceeds of 40 % of their annual variable cash compensation to purchase Linde Shares and hold them for at least four years (approximately “Deferral Shares”). The Executive Board members have committed themselves to tender their Deferral Shares in the Exchange Offer. Such tender will not result in any breach of their respective obligations or forfeiture of their respective rights under their service agreements, provided that such Executive Board members continue to hold the Linde PLC Shares received in exchange for the Deferral Shares at the Settlement of the Exchange Offer until the expiry of the applicable waiting periods set forth in the Executive Board members’ service agreements for the respective tranches and further provided that the executive board members will make any Deferral Share investments after the consummation of the Exchange Offer in Linde PLC shares. The chairman of the Supervisory Board holds Deferral Shares from his former position as member of the Executive Board. He was released from the obligation to hold such shares and has declared that he will tender such shares in the Exchange Offer.

5.	Linde PLC Plan

Following the termination of the Linde LTIP and the Equity Awards of the members of the Executive Board (as described in Section VIII.2), Linde PLC will grant replacement Linde PLC equity awards to the members of the Executive Board and the other beneficiaries under the LTIP. These equity awards will take the form of Linde PLC stock options, in respect of the terminated Linde stock options, and Linde PLC RSUs in respect of terminated Linde matching share rights. The number of Linde PLC stock options and Linde PLC RSUs awarded to a beneficiary will reflect (i) the number of Equity Awards that will be terminated, (ii) multiplication by the Exchange Ratio, (iii) adjustment to reflect, on a prorated basis, the remaining portion of the respective four-year waiting period for each tranche and (iv) further adjustment to reflect Linde’s good faith consideration of the criteria set forth in the Linde LTIP conditions (to the extent applicable) in determining the cash payments upon consummation of the Exchange Offer. The waiting period for Linde PLC equity awards will correspond to the remainder of the respective original waiting period under the Linde LTIP underlying the determination of the number of Linde PLC equity awards as described above.

6.	Share Ownership Policy

Linde’s Supervisory Board members provided a self-commitment to the Supervisory Board that they would use 25 % of the fixed gross remuneration payable in each fiscal year to purchase Linde Shares and hold these shares during their respective terms of office. This commitment does not apply to any Supervisory Board member who (i) remits at least 85 % of his or her fixed gross compensation to the

Hans-Böckler-Foundation in accordance with the guidelines of the Confederation of German Trade Unions (DGB), (ii) is obligated to remit at least 85 % of his or her fixed compensation to his or her employer pursuant to the terms of a service or employment contract, or (iii) was appointed after Linde suspended the commitment (as set forth below). If any Supervisory Board member remits less than 85 % of his or her fixed compensation to the Hans-Böckler-Foundation or his or her employer, then the commitment will apply to 25 % of the remaining portion of the Supervisory Board member’s fixed gross compensation. Due to potential restrictions relating to inside information and insider trading, during negotiations of the business combination, Linde suspended the commitment for members of Linde’s Supervisory Board to acquire additional shares. In connection with the conclusion of the Business Combination Agreement, Linde has released the members of the Supervisory Board from their commitments to continue to hold previously acquired Linde Shares.

As of August 14, 2017, Supervisory Board members jointly held 2,544 Linde Shares as part of their self-commitment. The shareholder representative members of the Supervisory Board have declared that they will tender their 1,908 Linde Shares held due to such self-commitment.

7.	Severance

With respect to any member of the Executive Board other than Prof. Dr. Aldo Belloni, the respective service agreements contemplate severance benefits of the Executive Board member if his service agreement is terminated without cause. The same applies if such service agreement is terminated within nine months following the date of a change of control relating to Linde (which would include the consummation of the Exchange Offer), by mutual consent or as a result of a failure to renew the agreement at the appropriate time, or as a result of the resignation of the Executive Board member due to his position being “affected more than insignificantly” (“mehr als nur unwesentlich beeinträchtigt”) by the transaction giving rise to a change of control (which the Executive Board member has the burden to demonstrate). In such cases, such Executive Board member will be generally entitled to receive the severance benefits under his service agreement, subject to a cap equal to two times the annual cash compensation (the sum of his fixed annual cash compensation plus the 60 % component of the variable cash compensation that is payable in cash and is not required to be reinvested in Linde Shares (“Annual Cash Compensation”). If, at the time of termination of employment, less than two years remain in the term of the service agreement, the severance payment shall be calculated pro rata with respect to such remaining term. If the Annual Cash Compensation of the member of the Executive Board for the financial year in which his or her employment is terminated is likely to be significantly higher or lower than the Annual Cash Compensation for the last full financial year, the Supervisory Board may at its discretion make an adjustment to the calculation of the Annual Cash Compensation. In the event that the Executive Board member receives benefits in connection with a transaction giving rise to a change of control from a majority shareholder or other entity, the full amount of such benefits will be offset against the severance payments. Further, each Executive Board member will be entitled to receive an additional payment equal to one times the Annual Cash Compensation in the event of a termination of service following a change of control, unless such member has served on the Executive Board for less than three years or if he has not yet reached the age of 52 or has already reached the age of 63 when his service agreement terminates.

Based on a hypothetical closing date of the Business Combination of August 14, 2017 and a severance-qualifying termination of the Executive Board members’ service agreements immediately following the effective time of the Business Combination, the aggregate potential severance benefits that may be payable is approximately EUR 10 million.

In the case of Dr. Sven Schneider, his service agreement sets forth that the above terms concerning a change of control shall not apply to him in the case of the Business Combination described in this Statement.

8.	Indemnification

The Business Combination Agreement generally requires Linde PLC to, or cause one of its subsidiaries to, indemnify all past and present directors, officers and employees of Linde and any of its subsidiaries, each referred to as an indemnified party, for acts or omissions occurring at or prior to the Completion of the Business Combination, or to the same extent such indemnified parties were indemnified by Linde and its subsidiaries as of the date of the Business Combination Agreement, or to the extent legally permissible.

To the extent legally permissible, Linde PLC will indemnify and hold harmless the members of the Executive Board and the Supervisory Board from any liability for actions or omissions in connection with the preparation and implementation of an economic sanctions compliance plan for Linde PLC Group.

The Business Combination Agreement also requires Linde (and in the event Linde is unable to, Linde PLC) to obtain a ten-year “tail” policy for the extension of Linde’s directors’ and officers’ liability coverage of Linde’s existing directors’ and officers’ insurance policies and Linde’s fiduciary liability insurance policies for not less than the existing coverage and having other terms not less favorable to the insured persons. If Linde or Linde PLC for any reason fail to obtain such “tail” policy, Linde PLC will continue to maintain, for ten years following the Business Combination, either the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by Linde or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons.

9.	Other interests

Prof. Dr. Wolfgang Reitzle, current chairman of the Supervisory Board and, in the case of Completion of the Business Combination, chairman of the Linde PLC Board, is advisory partner of Perella Weinberg, London. This advisory mandate is currently inactive (since June 2016). Perella Weinberg is acting as financial advisor to Linde in connection with the Business Combination and will receive a commission in connection with the Business Combination.

INTENTIONS OF THE MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD TO ACCEPT THE EXCHANGE OFFER

All members of the Executive Board hold Linde Shares. The aggregate amount of Linde Shares held by the members of the Executive Board is 73,600. All members of the Executive Board intend to accept the Exchange Offer with respect to all of the Linde Shares that they are holding directly or indirectly.

The following members of the Supervisory Board hold Linde Shares:

•	Prof. Dr. Wolfgang Reitzle;

•	Franz Fehrenbach;

•	Prof. Dr. Dr. Ann-Kristin Achleitner;

•	Dr. Clemens Börsig; and

•	Anke Couturier.

The aggregate amount of Linde Shares held by the members of the Supervisory Board is 13,196. Prof. Dr. Wolfgang Reitzle, Franz Fehrenbach, Prof. Dr. Dr. Ann-Kristin Achleitner and Dr. Clemens Börsig have declared their intention to accept the Exchange Offer with respect to all of the 12,348 Linde Shares that they are holding directly or indirectly. Ms. Couturier has declared that she intends to not accept the Exchange Offer with respect to the 848 Linde Shares that she is holding directly or indirectly.

RECOMMENDATION

Having conducted an independent and separate review, the Executive Board and the Supervisory Board consider the Offer Consideration to be adequate and fair to Linde Shareholders within the meaning of sec. 31 para. 1 WpÜG. In light of the summarised information in this Statement, the overall circumstances in connection with the Exchange Offer and the Bidder’s objectives and intentions, the Executive Board and the Supervisory Board take the view that the consideration offered by the Bidder is adequate and fair within the meaning of sec. 31 para. 1 WpÜG. Further, the Executive Board and the Supervisory Board took into account the fairness opinions provided by the financial advisors Perella Weinberg, Morgan Stanley, Goldman Sachs and BoFA Merrill Lynch.

On such basis, the Executive Board (unanimously) and the Supervisory Board (by a majority vote), contrary to the assessment of some members of the Supervisory Board, take the view that the Business Combination is in the best interest of Linde, its shareholders and other stakeholders. Therefore, they endorse and support the Exchange Offer.

Against this background, the Executive Board and the Supervisory Board recommend to the Linde Shareholders that the Exchange Offer be accepted and the Linde Shares be tendered into the Exchange Offer.

Each Linde Shareholder must make her or his own decision on whether and to what extent to accept the Exchange Offer, thereby taking into account all relevant circumstances, its individual situation (including its personal tax situation) and its personal assessment of Linde’s potential future development as wells as of the intrinsic value and the stock exchange price of Linde Shares. Subject to applicable statutory provisions, the Executive Board and the Supervisory Board of Linde do not assume any responsibility in the event that the acceptance or the non-acceptance of the Exchange Offer subsequently has adverse economic consequences for any Linde Shareholder.

Munich, August 21, 2017

Linde Aktiengesellschaft

The Executive Board                                 The Supervisory Board

[ANNEX 1 – INTENTIONALLY OMITTED]

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ANNEX 2 – OPINION OF PERELLA WEINBERG PARTNERS UK LLP

Linde Aktiengesellschaft

Members of the Executive Board (Vorstand)

Klosterhofstr. 1

80331 München

Germany

21 August 2017

Potential Merger between Linde and Praxair

Dear Members of the Executive Board,

We understand that Linde Aktiengesellschaft (“Linde” or the “Company”) has entered into a Business Combination Agreement, dated as of June 1, 2017 (as amended on August 10, 2017, the “BCA”), by and among Linde, Praxair, Inc. (“Praxair”), Linde plc (formerly, Zamalight plc), Zamalight Holdco LLC and Zamalight Subco, Inc., pursuant to which Linde and Praixair would merge in an all-share merger (the “Potential Merger”) under which Linde plc as new holding company (Linde plc, together with Linde and Praxair, the “Merger Parties”, or each individually, a “Merger Party”) would acquire all of the shares in Praxair by way of a merger of a wholly owned indirect subsidiary of Linde plc with and into Praxair and make a voluntary public exchange offer to all shareholders of Linde (the “Takeover Offer”) to acquire, subject to certain conditions, all of the issued and outstanding shares of Linde (except for Excluded Linde Shares (as defined in the BCA)). Praxair shareholders would receive one Linde plc share for one Praxair share and Linde shareholders would receive 1.54 Linde plc shares for one Linde share (the “Exchange Ratio”). Linde plc published the offer document concerning the Takeover Offer on August 15, 2017 (the “Exchange Offer Document”) pursuant to Section 14 para. 3 of the German Securities Acquisition and Takeover Act (WpÜG) (the “Takeover Act”). Upon completion of the Potential Merger and assuming a 100% acceptance of the Takeover Offer, Linde shareholders would hold approximately 50.0 per cent, and Praxair shareholders would hold approximately 50.0 per cent of the total share capital of Linde plc.

Linde has mandated Perella Weinberg Partners UK LLP (“Perella Weinberg Partners”) as financial advisor in connection with the Potential Merger pursuant to an engagement letter executed between Linde and Perella Weinberg Partners (the “Engagement Letter”). Linde has asked Perella Weinberg Partners to issue an opinion to the Executive Board of the Company (the “Opinion”) regarding the fairness from a financial point of view, of the Exchange Ratio to the Linde shareholders. This Opinion shall be subject to the terms of the Engagement Letter.

This Opinion is solely rendered for purposes of enabling the Executive Board of the Company to form an opinion about the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio to the Company’s shareholders.

In the context of preparing this Opinion we have:

i.	reviewed certain publicly available financial statements and other business and financial information with respect to Linde and Praxair, including research analyst reports;

ii.	reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Linde, in each case, prepared by management of Linde (the “Linde Management Forecasts”);

iii.	reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Praxair, in each case, prepared by management of Praxair (the “Praxair Management Forecasts”);

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iv.	reviewed certain publicly available forecasts relating to Linde (the “Linde Public Forecasts”);

v.	reviewed certain publicly available forecasts relating to Praxair (the “Praxair Public Forecasts”);

vi.	discussed the past and current business, operations, financial condition and prospects of Linde and Praxair and reviewed estimates of synergies anticipated from the Potential Merger, prepared by management of Linde (collectively, the “Anticipated Synergies”), with senior executives of Linde;

vii.	discussed the past and current business, operations, financial condition and prospects of Praxair with senior executives of Praxair;

viii.	compared the financial performance of Linde and Praxair with that of certain publicly-traded companies which we believe to be generally relevant;

ix.	compared the financial terms of the Potential Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;

x.	reviewed historical premiums paid for securities of certain publicly-traded companies in certain transactions which we believe to be generally relevant;

xi.	reviewed the historical trading prices of the shares of Linde and Praxair;

xii.	reviewed the BCA;

xiii.	reviewed the Exchange Offer Prospectus contained in Amendment No. 4 to the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Linde plc on August 10, 2017;

xiv.	reviewed the Exchange Offer Document;

xv.	reviewed a draft dated August 11, 2017 of the Joint Statement of the Linde Executive Board and Linde Supervisory Board pursuant to Section 27 of the Takeover Act in connection with the Takeover Offer; and

xvi.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our Opinion, we have assumed and relied thereupon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this Opinion and have further relied upon the assurances of the management of the Company that, to its knowledge, the information furnished by management for purposes of our analysis does not contain any material omissions or misstatements of material fact. We have assumed, with your consent, that there are no material undisclosed liabilities of Linde or Praxair for which adequate reserves or other provisions have not been made.

With respect to the Linde Management Forecasts, we have been advised by the management of Linde, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Linde as to the future financial performance of Linde and the other matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the Praxair Management Forecasts, we have been advised by the management of Praxair, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Praxair as to the future financial performance of Praxair and we express no view as to the assumptions on which they are based. With respect to Linde Public Forecasts and Praxair Public Forecasts, we have assumed, with your consent, that such forecasts are a reasonable basis upon which to evaluate the future financial performance of the Merger Parties and we express no view as to the assumptions on which they are based. We have assumed, with your consent, that the Anticipated Synergies and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Linde to result from the Potential Merger will be realized in the amounts and

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at the times projected by the management of Linde, and we express no view as to the assumptions on which they are based nor do we assume any responsibility for the accuracy and completeness of such information. We have relied without independent verification upon the assessment by the management of the Company of the timing and risks associated with the integration of Linde and Praxair.

In arriving at our Opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Linde or Praxair, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Linde or Praxair. In addition, we have not evaluated the solvency of any party to the Potential Merger, including under any laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Potential Merger will be consummated in accordance with the terms set forth in the BCA, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the Potential Merger (including anti-trust, competition or other regulatory approvals), no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on any Merger Party or the contemplated benefits expected to be derived in the Potential Merger. We have also assumed that in direct or indirect connection with the Potential Merger no consequences or effects arise that have an adverse effect on any Merger Party or their respective businesses. We have relied as to all legal matters relevant to rendering our Opinion upon the advice of counsel.

This Opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio to the Company’s shareholders. We have not been asked to, nor do we offer any opinion as to any other term of the Takeover Offer or the form or structure of the Potential Merger or the likely timeframe in which such merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of compensation to be received, if any, by any officers, directors or employees of any parties to the Potential Merger, or any class of such persons. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the BCA or any other related document, nor does our Opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our Opinion does not address the underlying business decision of the Company to enter into the Potential Merger or the relative merits of the Potential Merger as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Company in connection with the Potential Merger and will receive a fee for our services, a portion of which was payable upon the announcement of the Potential Merger and a significant portion of which is contingent upon the consummation of the Potential Merger. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities that may arise, out of our engagement. During the two year period prior to the date hereof, Perella Weinberg Partners and its affiliates have not provided investment banking services to Praxair or its affiliates for which Perella Weinberg Partners or its affiliates has received compensation. Other than this engagement, Perella Weinberg Partners and/or its affiliates have not advised Linde on any other matters for which we have received compensation during the two year period prior to the date hereof. Perella Weinberg Partners and its affiliates may in the future provide investment banking and other financial services to Linde, Praxair and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Linde plc, Linde or Praxair or any of their respective affiliates. The issuance of this Opinion was approved by a fairness opinion committee of Perella Weinberg Partners.

This Opinion by Perella Weinberg Partners is not based on a valuation as is typically carried out by auditors in accordance with German corporate and commercial law and should therefore not be deemed as such. In particular, Perella Weinberg Partners has not prepared a valuation on the basis of the Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen - IDW S 1)

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published by the Institute of Auditors in Germany (Institut der Wirtschaftsprüfer e.V. - IDW) and this Opinion also does not take into account the Principles for the Preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions - IDW S 8) published by the Institute of Auditors in Germany (Institut der Wirtschaftsprüfer e.V. - IDW). An assessment regarding the fairness, from a financial point of view, differs in several important aspects from assessments by auditors and from financial assessments in general.

This Opinion is for the information and assistance of the Executive Board of the Company in connection with, and for the purposes of its evaluation of, the Potential Merger. This Opinion is not intended to be and does not constitute a recommendation to any Company shareholder or any shareholder of another Merger Party as to how such holder should tender, make any election or otherwise act with respect to the proposed Potential Merger or any other matter and does not in any manner address the prices at which shares of the stock of any Merger Party will trade at any time. In addition, we express no opinion as to the fairness of the Potential Merger to, or any consideration received in connection with the Potential Merger by the holders of any other class of securities, creditors or other constituencies of the Company or any other Merger Party. Our consent, if and when provided to the Company, to reproduce this Opinion in the Joint Statement of the Linde Executive Board and the Linde Supervisory Board pursuant to Section 27 of the Takeover Act issued in connection with the Takeover Offer, does not and will not constitute any expansion or addition to the addressees of this Opinion or the persons who are permitted to rely on this Opinion, and any such consent may not be conceived or construed as such. Our Opinion is necessarily solely based on the information and data received up to the date of this letter and on the financial, macroeconomic, market and other conditions as they currently exist and can be considered at this moment in time. Subsequent circumstances, developments and events which occur, or information and data which we receive, after the date of this letter may have an effect on our Opinion and the underlying assumptions. We do not, however, assume any obligation to update, edit or confirm our Opinion on the basis of new circumstances, developments or events, or otherwise which arise, or information and data which we receive, after the delivery of this Opinion.

This Opinion may not, without our prior written consent, be disclosed to any person or – as a whole or in part – be quoted from or made reference to and it may not be used for any purpose other than the one stipulated herein, except that a copy of this Opinion may be included in its entirety in (i) the Joint Statement of the Linde Executive Board and the Linde Supervisory Board issued pursuant to Section 27 of the Takeover Act in connection with the Takeover Offer and (ii) any filing Praxair or Linde plc is required to make with the Securities and Exchange Commission in connection with this transaction.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Linde shares.

Yours sincerely,

/s/ PERELLA WEINBERG PARTNERS UK LLP

PERELLA WEINBERG PARTNERS UK LLP

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ANNEX 3 – OPINION OF MORGAN STANLEY BANK AG

Executive Board

Linde AG

Klosterhofstrasse 1

80331 Munich

Germany

August 21, 2017

Members of the Executive Board:

We understand that Linde AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Linde”), Praxair, Inc., a Delaware corporation (“Praxair”), Linde PLC (formerly Zamalight PLC), a public limited company incorporated under the laws of Ireland (“HoldCo”), Zamalight Holdco LLC, a Delaware limited liability company and newly formed wholly-owned subsidiary of Holdco (“US Intermediate Holding Sub”) and Zamalight Subco, Inc., a Delaware Corporation and a newly formed, wholly-owned subsidiary of US Intermediate Holding Sub (“Merger Sub”), have entered into a business combination agreement, dated June 1, 2017, as amended August 10, 2017 (the “Business Combination Agreement”). The Business Combination Agreement provides for, among other things:

•	HoldCo to make a public exchange offer (the “Public Exchange Offer”) to Linde shareholders by means of an offer document under applicable German law to acquire all of the issued and outstanding ordinary bearer shares of Linde AG, with nil par value (the “Linde Common Stock”), and to exchange these shares into new ordinary shares of HoldCo, nominal value of €0.001 per share (the “HoldCo Common Stock”); and

•	A merger of Merger Sub with and into Praxair (the “Merger”, together with the Public Exchange Offer the “Combination”), with Praxair surviving the Merger as a wholly owned subsidiary of HoldCo.

Linde shareholders tendering into the Public Exchange Offer will receive, in exchange for each share of Linde Common Stock that is tendered and not withdrawn, 1.54 shares of HoldCo Common Stock (the “Linde Exchange Ratio”). Pursuant to the Merger, each share of Praxair common stock, par value $0.01 per share (the “Praxair Common Stock”), other than shares held by Praxair or owned by HoldCo or any direct or indirect wholly-owned subsidiary of Holdco or Praxair (other than such shares held on behalf of third parties), will be converted into the right to receive 1.00 share of HoldCo Common Stock.

The terms and conditions of the Public Exchange Offer and the Merger are more fully set forth in the Business Combination Agreement.

You have asked for our opinion as to whether the Linde Exchange Ratio pursuant to the Business Combination Agreement is fair from a financial point of view to the holders of Linde Common Stock.

For purposes of the opinion set forth herein, we have:

1)	reviewed certain publicly available financial statements and other business and financial information of Linde and Praxair, respectively;

2)	reviewed certain internal financial statements and other financial and operating data concerning Linde and Praxair, respectively;

3)	reviewed certain financial projections prepared by the managements of Linde and Praxair, respectively, and compared those to certain publicly available research analysts estimates;

4)	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Combination and related implementation costs, prepared by the managements of Linde and Praxair, respectively;

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5)	discussed the past and current operations and financial condition and the prospects of Linde, including information relating to certain strategic, financial and operational benefits anticipated from the Combination, with senior executives of Linde;

6)	discussed the past and current operations and financial condition and the prospects of Praxair, including information relating to certain strategic, financial and operational benefits anticipated from the Combination, with senior executives of Praxair;

7)	reviewed the reported prices and trading activity for Linde Common Stock and Praxair Common Stock;

8)	compared the financial performance of Linde and Praxair and the prices and trading activity of Linde Common Stock and Praxair Common Stock with that of certain other publicly-traded companies comparable with Linde and Praxair, respectively, and their outstanding stock;

9)	reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions;

10)	conducted illustrative intrinsic valuation analyses based on, among other things, the estimated discounted cash flows of Linde and Praxair, respectively;

11)	participated in certain discussions and negotiations among representatives of Linde and Praxair and their respective financial and legal advisors;

12)	reviewed the Business Combination Agreement and certain related documents; and

13)	performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Linde and Praxair, respectively, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Combination, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Linde and Praxair of the future financial performance of Linde and Praxair, respectively. For purposes of our opinion, we have relied, at your direction, on (i) the financial projections concerning Linde prepared by the management of Linde; (ii) the financial projections concerning Praxair prepared by the management of Praxair and (iii) information relating to certain strategic, financial and operational benefits anticipated from the Combination prepared by the management of Linde and Praxair. At your direction, our financial analysis does not consider, and our opinion does not address, the nature, timing or potential financial impact on HoldCo of (i) any disposals that may be required to obtain governmental, regulatory or other approvals and consents required for the proposed Combination and (ii) any post-closing corporate measures, including, but not limited to, the conclusion of a domination and profit/loss transfer agreement or the completion of a squeeze-out. In addition, we have assumed that the Combination will be consummated in accordance with the terms set forth in the Business Combination Agreement without any waiver, further amendment or delay of any terms or conditions. We have further assumed that the acceptance level of the Public Exchange Offer reaches at least 75% of the outstanding Linde Common Stock. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Combination. In addition, we have relied upon, without independent verification, the assessment by the management of Linde as to: (i) the strategic, financial and operational benefits anticipated from the Combination and related implementation costs and (ii) the timing and risks associated with the integration of Linde and Praxair. We are not legal, tax, accounting or regulatory advisors. For the avoidance of doubt, we are not auditors and this opinion is not an IDW S8 letter issued by an auditor. We are financial advisors only and have relied upon, without independent verification, the assessment of Praxair and Linde and their respective legal, tax, accounting or regulatory advisors with respect to legal, tax, accounting or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Linde’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of

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shares of Linde Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of Linde or Praxair, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. This opinion does not address the relative merits of the transactions contemplated by the Business Combination Agreement as compared to other business or financial strategies that might be available to Linde, nor does it address the underlying business decision of Linde to enter into the Business Combination or proceed with any other transaction contemplated by the Business Combination Agreement.

We have acted as financial advisor to Linde in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Combination. In the two years prior to the date hereof, we have provided certain financial advisory and financing services for Linde and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to HoldCo and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Praxair, Linde, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Executive Board of Linde and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Praxair or HoldCo is required to make with the Securities and Exchange Commission in connection with this transaction and by the Executive Board of Linde in the Statement of the Executive Board pursuant to Section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) on the Public Exchange Offer by HoldCo. In addition, this opinion does not in any manner address the prices at which the HoldCo Common Stock or Linde Common Stock will trade following consummation of the Combination or at any time and Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of Linde should tender their shares into the Public Exchange Offer or as to how the shareholders of Praxair should vote at the Praxair shareholders’ meeting to be held in connection with the Combination.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Linde Exchange Ratio pursuant to the Business Combination Agreement is fair from a financial point of view to the holders of Linde Common Stock.

Very truly yours,

MORGAN STANLEY BANK AG

By:	/s/ Jens Maurer	/s/ Moritz Zschoche

	Jens Maurer	Moritz Zschoche
	Managing Director	Executive Director

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ANNEX 4 – OPINION OF GOLDMAN SACHS AG

August 21, 2017

To the Supervisory Board (Aufsichtsrat)

Linde AG

Klosterhofstr. 1

80331 München

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Praxair Inc. (“Praxair”)) of the outstanding non-par value bearer shares (each representing a pro rata amount of the registered share capital of €2.56 per share) (the “Shares”) of Linde AG (the “Company”) of the exchange ratio of 1.540 shares of common stock, nominal value €0.001 per share (the “New Holdco Common Stock”) of Linde plc (“New Holdco”) for each Share tendered (the “Exchange Ratio”) in the Offer (as defined below) pursuant to the Business Combination Agreement, dated as of June 1, 2017 (the “Agreement”), by and between Praxair, the Company, New Holdco, Zamalight Holdco LLC, a wholly-owned subsidiary of New Holdco (the “US Intermediate Holding Sub”) and Zamalight Subco, Inc., a wholly-owned subsidiary of US Intermediate Holding Sub (the “Merger Sub”).

As provided in the Agreement, New Holdco made a voluntary public takeover offer (the “Offer”), published on August 15, 2017 (the “Offer Document”) to acquire all of the Shares (other than the shares held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company (other than those held on behalf of third parties)) for which tendering shareholders of the Company will receive in exchange for each Share tendered the Exchange Ratio. The Agreement provides further, among other things, for the merger of Merger Sub with and into Praxair (the “Merger”), as a result of which Praxair will become a wholly-owned indirect subsidiary of New Holdco and each share of Praxair common stock, par value $0.01 per share, other than shares held in treasury by Praxair or held by New Holdco or any direct or indirect wholly-owned subsidiary of New Holdco or Praxair (other than such shares which are held on behalf of third parties), will be converted into the right to receive 1.00 share of New Holdco Common Stock. Subsequently, New Holdco, the German Intermediate Holding Sub (as defined in the Agreement), the German Intermediate Sub (as defined in the Agreement) or the Company intend to enter into Post-Closing Reorganization (as defined in the Agreement), as to which we express no opinion.

Goldman Sachs AG and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Praxair, New Holdco, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement and the Offer Document (the “Transaction”). We have acted as financial advisor to the Company in connection with the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company. We have provided certain financial advisory and/or underwriting services to Praxair and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to the public offering of Praxair’s 1.200% Notes due February 2024 (aggregate principal amount €550,000,000) in February 2016 and as dealer on Praxair’s commercial paper program since 2010. We may also in the future provide financial advisory and/or

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underwriting services to the Company, Praxair, New Holdco and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the New Holdco’s Registration Statement on Form S-4 dated August 10, 2017; the Offer Document, annual reports to shareholders and Annual Reports on Form 10-K of the Company and Praxair, respectively, for the five fiscal years ended December 31, 2016; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and Praxair, respectively; certain other communications from the Company and Praxair to their respective shareholders; certain publicly available research analyst reports for the Company and Praxair; and certain internal financial analyses and forecasts for the Company prepared by its management and for Praxair prepared by its management and certain financial analyses and forecasts for New Holdco prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Company and Praxair to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Praxair regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Praxair; reviewed the reported price and trading activity for the Shares and shares of Praxair Common Stock; compared certain financial and stock market information for the Company and Praxair with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial gases industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of New Holdco, the Company or Praxair or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on New Holdco, the Company or Praxair or on the expected benefits of the Transaction in any way meaningful to our analysis. We have further assumed that the acceptance level of the Offer reaches at least 75 % of the Shares as such is required under the Agreement and that as part of a Post-Closing Reorganization a domination agreement and/or squeeze-out is consummated. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including any Post-Closing Reorganization, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Praxair, or class of such persons, in connection with the Transaction, whether relative the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at

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which the New Holdco Common Stock or the Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Praxair or New Holdco or the ability of the Company, Praxair or New Holdco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Supervisory Board of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

This opinion is not, and should not be construed to be, a valuation opinion (Wertgutachten) of the type rendered by qualified auditors under the requirements of the corporate laws of Germany. An opinion of fairness from a financial point of view differs in a number of important respects from such a valuation opinion performed by qualified auditors and from accounting valuations generally. Finally, this opinion has not been prepared according to the guidelines for the rendering of fairness opinions (IDW S8) of the institute of public auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V. – IDW).

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

GOLDMAN SACHS AG

/s/ Axel Hoefer	/s/ Thomas Schweppe

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ANNEX 5 – OPINION OF BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED ZWEIGNIEDERLASSUNG FRANKFURT AM MAIN

21 August 2017

Supervisory Board Linde AG

Klosterhofstrasse 1

80311 Munich

Germany

Members of the Supervisory Board:

We understand that Linde PLC, a public limited company organized under the laws of Ireland (the “Bidder”), has published an offer document, dated as of 15 August 2017 (Angebotsunterlage, “Exchange Offer Document”), under applicable German law, to acquire all issued and outstanding, no-par value bearer shares of Linde AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Linde”), in accordance with the Business Combination Agreement, dated as of 1 June 2017 (the “Business Combination Agreement”), by and among Linde, Praxair, Inc., a Delaware corporation (“Praxair”), the Bidder, Zamalight Holdco LLC, a Delaware limited liability company and newly formed, wholly owned subsidiary of the Bidder (“US Intermediate Holding Sub”), and Zamalight Subco, Inc., a Delaware corporation and newly formed, wholly owned subsidiary of US Intermediate Holding Sub (“MergerSub”). The Business Combination Agreement provides for, among other things, (i) the Bidder to make a public exchange offer (the “Exchange Offer”) to acquire all of the issued and outstanding, no-par value bearer shares of Linde (“Linde Shares”), subject to the conditions set forth in the Exchange Offer Document, and (ii) upon closing of the Exchange Offer, for the merger of MergerSub with and into Praxair (the “Merger” and, together with the Exchange Offer, the “Combination”), with Praxair continuing as the surviving corporation and a wholly owned indirect subsidiary of the Bidder. Pursuant to the terms and conditions of the Exchange Offer Document, the tendering shareholders of Linde will receive, in exchange for each outstanding Linde Share tendered, 1.540 (the “Exchange Ratio”) ordinary shares of the Bidder (each such share a “Linde PLC Offer Share”), and, pursuant to the terms and conditions of the Merger, each share of Praxair common stock, par value $0.01 per share (the “Praxair Shares”) will be converted into a right to receive one Linde PLC Offer Share.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Linde Shares of the Exchange Ratio provided for in the Exchange Offer.

In connection with this opinion, we have, among other things:

(a)	reviewed certain publicly available business and financial information relating to Linde and Praxair;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Linde furnished to or discussed with us by the management of Linde, including certain financial forecasts relating to Linde prepared by the management of Linde (such forecasts, “Linde Forecasts”);

(c)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Praxair furnished to or discussed with us by the management of Praxair, including certain financial forecasts relating to Praxair prepared by the management of Praxair (such forecasts, “Praxair Forecasts”);

(d)	reviewed certain estimates as to the amount and timing of cost savings (the “Synergies”) anticipated by the managements of Linde and Praxair to result from the Combination as well as additional transaction-related costs;

(e)	discussed the past and current business, operations, financial condition and prospects of Linde with members of senior management of Linde and discussed the past and current business, operations, financial condition and prospects of Praxair with members of senior management of Praxair;

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(f)	reviewed the potential pro forma financial impact of the Combination on the future financial performance of the Bidder, including the potential effect on the Bidder’s estimated earnings per share;

(g)	reviewed the trading histories for Linde Shares and Praxair Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(h)	compared certain financial and stock market information of Linde and Praxair with similar information of other companies we deemed relevant;

(i)	compared certain financial terms of the Combination to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(j)	reviewed the relative financial contributions of Linde and Praxair to the future financial performance of the Bidder on a pro forma basis;

(k)	reviewed the Business Combination Agreement; and

(l)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Linde and Praxair that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Linde Forecasts, we have been advised by Linde, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Linde as to the future financial performance of Linde. With respect to the Praxair Forecasts, we have been advised by Praxair, and have assumed, with the consent of Linde, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Praxair as to the future financial performance of Praxair and other matters covered thereby. We have relied, at the direction of Linde, on the assessments of the managements of Linde and Praxair as to Praxair’s ability to achieve the Synergies and have been advised by Linde, and have assumed, that the Synergies will be realized in the amounts and at the times projected. We have not made or been provided with any evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Linde or Praxair, nor have we made any physical inspection of the properties or assets of Linde or Praxair. We have not evaluated the solvency or fair value of Linde or Praxair under any laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Linde, that the Combination will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Combination, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Linde, Praxair or the contemplated benefits of the Combination.

We express no view or opinion as to any terms or other aspects of the Combination (other than the Exchange Ratio, to the extent expressly specified herein), including, without limitation, the form or structure of the Combination. We were not requested to, and we did not, participate in the negotiation of the terms of the Combination, nor were we requested to, and we did not, provide any advice or services in connection with the Combination other than the delivery of this opinion. Our opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand Linde has received such advice as it deems necessary from qualified professionals. We express no view or opinion as to any such matters and do not issue any statement about whether the terms and conditions of the Exchange Offer, including the Exchange Ratio, are consistent with the requirements of the German Securities Takeover Act (WpÜG), other regulatory requirements and other legal requirements. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Linde or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to

A5-2

holders of Linde Shares, and no opinion or view is expressed with respect to any consideration received in connection with the Combination by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Combination, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Combination in comparison to other strategies or transactions that might be available to Linde or in which Linde might engage or as to the underlying business decision of Linde to proceed with or effect the Combination. We are not expressing any opinion as to what the value of Linde PLC Offer Shares actually will be when issued or the prices at which Linde PLC Offer Shares, Linde Shares, Praxair Shares or other Linde or Praxair securities will trade at any time, including following announcement or consummation of the Combination. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Combination or any related matter and whether or not such shareholder should tender Linde Shares pursuant to the Exchange Offer. We are also not expressing any opinion herein as to the compensation which may be payable to the holders of Linde Shares in connection with a mandatory buy-out of Linde Shares or in connection with entering into a domination agreement and/or a profit-transfer agreement.

Our Fairness Opinion does not constitute and is not intended to be, nor shall it be interpreted or considered as, a valuation report (Wertgutachten) as typically prepared by qualified auditors pursuant to German corporate law requirements (e.g. a company valuation pursuant to the Principles for the Performance of Business Valuations (IDW S1) published by the Institute of German Auditors (“IDW”), including, but not limited to, a company valuation for purposes of the conclusion of a domination and profit and loss transfer agreement), and an expression of fairness from a financial point of view differs in a number of material aspects from such valuation performed by an auditor and from accounting valuations generally. Also, our Fairness Opinion has not been prepared in accordance with the Principles for the Preparation of Fairness Opinions (IDW S8) published by the IDW.

We have acted as financial advisor to the Supervisory Board of Linde in connection with the Combination solely to render this opinion and will receive a fee for our services, which is payable in connection with the rendering of this opinion. In addition, Linde has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Linde, Praxair and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Linde and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as arranger, bookrunner and lender under certain term loans, letters of credit and leasing for Linde and having provided or providing certain treasury and management services and products to Linde.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Praxair and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as administrative agent, arranger, bookrunner and lender under certain term loans, letters of credit

A5-3

and leasing for Praxair, having provided or providing certain treasury and management services and products to Praxair and having acted as bookrunner for a senior notes offering for Praxair.

For purposes of rendering our opinion, we have not considered any information that may have been provided to us in connection with any such capacity for Linde or Praxair.

It is understood that this letter is for the benefit and use of the Supervisory Board of Linde (in its capacity as such) in connection with and for purposes of its evaluation of the Combination and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Supervisory Board of Linde.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our EMEA Fairness Opinion Review Committee.

This letter may be reproduced in full in any registration statement or proxy or information statement related to the Combination or other shareholder recommendation statement required under applicable U.S. law in connection with the Combination and as an attachment to the reasoned opinion (begründete Stellungnahme) of the Supervisory Board of Linde to be issued pursuant to section 27 of the German Securities Takeover Act (WpÜG). With the exception of the aforementioned permitted disclosure, this letter may not, without our prior written consent, be disclosed to any person or – as a whole or in part – be quoted from or made reference to and it may not be used or relied upon for any purpose other than the one stipulated herein. In the event that we grant our prior written consent to any such disclosure, quotation or reference or in the event this letter is otherwise disclosed to any other person, we will not assume any liability towards such other person. For the avoidance of doubt, no contractual relationship shall exist or arise under any circumstances between such person and us in relation to this letter or the opinion contained in this letter. Furthermore, we have agreed with Linde that no third party is included in the scope of protection of this letter or the opinion contained therein, even if this letter or the opinion contained therein were to be disclosed to such third party with our prior written consent.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Exchange Offer is fair, from a financial point of view, to the holders of Linde Shares.

Yours faithfully,

/s/ BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

ZWEIGNIEDERLASSUNG FRANKFURT AM MAIN

A5-4

Item 2

Opinion of BofA Merrill Lynch, Financial Advisor to the Linde Supervisory Board

In connection with the reasoned statement (begründete Stellungnahme) of the Linde executive board and supervisory board, to be issued pursuant to section 27 of the German Securities Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG), Linde has asked BofA Merrill Lynch to deliver to the Linde supervisory board an updated opinion as to the fairness, from a financial point of view, of the exchange ratio to Linde shareholders as of the date of the reasoned statement. Under German law the reasoned statement needs to be published without undue delay, at the latest within 14 days of the date of publication of the exchange offer document.

BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Linde selected BofA Merrill Lynch to provide an opinion to the Linde supervisory board in connection with the business combination on the basis of BofA Merrill Lynch’s experience in transactions similar to the business combination, its reputation in the investment community and its familiarity with Linde and its business.

On August 21, 2017, at a meeting of Linde’s supervisory board held to evaluate the business combination, BofA Merrill Lynch delivered to Linde’s supervisory board an oral opinion, which was confirmed by delivery of a written opinion dated August 21, 2017, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the business combination was fair, from a financial point of view, to holders of Linde shares.

The full text of BofA Merrill Lynch’s written opinion to Linde’s supervisory board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex 5 to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Linde’s supervisory board for the benefit and use of Linde’s supervisory board (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the business combination and no opinion or view was expressed as to the relative merits of the business combination in comparison to other strategies or transactions that might be available to Linde or in which Linde might engage or as to the underlying business decision of Linde to proceed with or effect the business combination. BofA Merrill Lynch’s opinion does not address any other aspect of the business combination and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed business combination or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(a)	reviewed certain publicly available business and financial information relating to Linde and Praxair;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Linde furnished to or discussed with BofA Merrill Lynch by the management of Linde, including certain financial forecasts relating to Linde prepared by the management of Linde (which is referred to herein as Linde Forward-Looking Financial Information);

(c)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Praxair furnished to or discussed with BofA Merrill Lynch by the management of Praxair, including certain financial forecasts relating to Praxair prepared by the management of Praxair (which is referred to herein as Praxair Forward-Looking Financial Information);

(d)	reviewed certain estimates as to the amount and timing of cost savings anticipated by the managements of Linde and Praxair to result from the business combination (which are referred to herein as “synergies”) as well as additional transaction-related costs;

(e)	discussed the past and current business, operations, financial condition and prospects of Linde with members of senior management of Linde and discussed the past and current business, operations, financial condition and prospects of Praxair with members of senior management of Praxair;

(f)	reviewed the potential pro forma financial impact of the business combination on the future financial performance of Linde plc, including the potential effect on Linde plc’s estimated earnings per share;

(g)	reviewed the trading histories for Linde Shares and Praxair Shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(h)	compared certain financial and stock market information of Linde and Praxair with similar information of other companies BofA Merrill Lynch deemed relevant;

(i)	compared certain financial terms of the business combination to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(j)	reviewed the relative financial contributions of Linde and Praxair to the future financial performance of Linde plc on a pro forma basis;

(k)	reviewed the business combination agreement; and

(l)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Linde and Praxair that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Linde Forward-Looking Financial Information, BofA Merrill Lynch was advised by Linde, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Linde as to the future financial performance of Linde. With respect to the Praxair Forward-Looking Financial Information, BofA Merrill Lynch was advised by Praxair, and assumed, with Linde’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Praxair as to the future financial performance of Praxair and other matters covered thereby. BofA Merrill Lynch relied, at the direction of Linde, on the assessments of the managements of Linde and Praxair as to Praxair’s ability to achieve the synergies and was advised by Linde, and has assumed, that the synergies will be realized in the amounts and at the times projected. BofA Merrill Lynch did not make and was not provided with any evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Linde or Praxair, nor did it make any physical inspection of the properties or assets of Linde or Praxair. BofA Merrill Lynch did not evaluate the solvency or fair value of Linde or Praxair under any laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Linde, that the business combination would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the business combination, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Linde, Praxair or the contemplated benefits of the business combination. BofA Merrill Lynch also assumed, at the direction of Linde, that the final executed business combination agreement would not differ in any material respect from the draft business combination agreement that it reviewed.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the business combination (other than the exchange ratio, to the extent expressly specified in its opinion), including, without limitation, the form or structure of the business combination. BofA Merrill Lynch was not requested to, and it did not, participate in the negotiation of the terms of the business combination, nor was it requested to, and it did not, provide any advice or services in connection with the business combination other than the delivery of its opinion. BofA Merrill Lynch’s opinion does not address any legal, tax, regulatory or accounting matters, as to which it understands Linde has received such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch expressed no view or opinion as to any such matters and did not issue any statement about whether the terms and conditions of the exchange offer, including the exchange ratio, are consistent with the requirements of the German Securities Takeover Act (WpÜG), other regulatory requirements and other legal requirements. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Linde or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Linde shares and no opinion or view was expressed with respect to any consideration received in connection with the business combination by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the business combination, or class of such persons, relative to the exchange ratio. Furthermore, no opinion or view was expressed as to the relative merits of the business combination in comparison to other strategies or transactions that might be available to Linde or in which Linde might engage or as to the underlying business decision of Linde to proceed with or effect the business combination. BofA Merrill Lynch did not express any opinion as to what the value of Linde plc ordinary shares actually would be when issued or the prices at which Linde plc ordinary shares, Linde shares, Praxair common stock or other Linde or Praxair securities would trade at any time, including following announcement or consummation of the business combination. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the business combination or any related matter and whether or not such shareholder should tender Linde shares pursuant to the exchange offer. BofA Merrill Lynch has also not expressed any opinion as to the compensation which may be payable to the holders of Linde shares in connection with a mandatory buy-out of Linde shares or in connection with entering into a domination agreement and/or a profit-transfer agreement. Except as described above, Linde imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Linde’s supervisory board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Financial Analyses

Discounted Cash Flow Analysis.

Linde. BofA Merrill Lynch performed a discounted cash flow analysis of Linde as of August 15, 2017 to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Linde was forecasted to generate during Linde’s fiscal years 2017 through 2020 based on the Linde Forward-Looking Financial Information. BofA Merrill Lynch also calculated the terminal value for Linde by applying the Gordon growth model at a discount rate ranging from 5.9% to 7.5% and an assumed perpetual growth rate ranging from

2.25% to 2.75%. The cash flows and terminal value were then discounted to present value as of August 15, 2017 using discount rates ranging from 5.9% to 7.5%, which were based on an estimate of Linde’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Linde (excluding synergies):

Implied Per Share Equity Value Reference Range for Linde
€112.1 - €216.1

Praxair. BofA Merrill Lynch performed a discounted cash flow analysis of Praxair as of August 15, 2017 to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Praxair was forecasted to generate during Praxair’s fiscal years 2017 through 2020 based on the Praxair Forward-Looking Financial Information. BofA Merrill Lynch also calculated the terminal value for Praxair by applying the Gordon growth model at a discount rate ranging from 6.4% to 8.0% and an assumed perpetual growth rate ranging from 2.75% to 3.25%. The cash flows and terminal value were then discounted to present value as of August 15, 2017 using discount rates ranging from 6.4% to 8.0%, which were based on an estimate of Praxair’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Praxair (excluding synergies):

Implied Per Share Equity Value Reference Range for Praxair
$86.6 - $162.0

Implied Exchange Ratio Range. Using the implied per share equity value reference ranges calculated for each of Linde and Praxair using the discounted cash flow analysis, and adopting a dollar/euro exchange rate of 1.17 as of August 15, 2017 for the conversion of Praxair’s per share equity value reference range, BofA Merrill Lynch calculated the implied exchange ratio range. By dividing the end points of Linde’s equity value per share range by the end points of Praxair’s equity value per share range, BofA Merrill Lynch calculated the following implied exchange ratio range:

Implied Exchange Ratio Range
0.81x - 2.92x

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Linde, Praxair and the following two publicly traded companies in the industrial gases industry:

•	Air Products and Chemicals, Inc.

•	L’Air Liquide S.A.

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on August 15, 2017, plus debt and debt-like items, less cash and cash-like items, plus non-controlling interest and less investments into associates, as a multiple of such companies’ calendar year 2018 estimated earnings before interest, taxes, depreciations and amortization (EBITDA), commonly referred to as EBITDA multiples. BofA Merrill Lynch then applied the ranges of such companies’ calendar year 2018 EBITDA multiples of 9.4x to 10.0x (with respect to Linde) and 11.8x to 12.4x (with respect to Praxair), derived from the selected publicly traded companies and adjusted based on the historic 5-year spread of Linde and Praxair multiples against the peer average, to Linde’s and Praxair’s calendar year 2018 estimated EBITDA, respectively. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Linde and Praxair were based on the Linde Forward-Looking Financial Information and the Praxair Forward-Looking Financial

Information, respectively. This analysis indicated the following approximate implied per share equity value reference ranges for Linde and Praxair:

Implied Per Share Equity Value Reference Range for Linde	Implied Per Share Equity Value Reference Range for Praxair
€177.0 - €191.2	$126.0 - $134.0

In addition, BofA Merrill Lynch also reviewed the equity value of the selected publicly traded companies, based on closing stock prices on August 15, 2017, as a multiple of calendar year 2018 estimated net income (which are referred to herein as “P/E multiples”). BofA Merrill Lynch then applied the ranges of such companies’ calendar year 2018 P/E multiples of 17.1x to 19.8x (with respect to Linde) and 19.1x to 21.8x (with respect to Praxair), derived from the selected publicly traded companies and adjusted based on the historic 5-year spread of Linde and Praxair multiples against the peer average, to Linde’s and Praxair’s calendar year 2018 estimated net incomes, respectively. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Linde and Praxair were based on the Linde Forward-Looking Financial Information and the Praxair Forward-Looking Financial Information, respectively. This analysis indicated the following approximate implied per share equity value reference ranges for Linde and Praxair:

Implied Per Share Equity Value Reference Range for Linde	Implied Per Share Equity Value Reference Range for Praxair
€145.6 - €168.7	$117.1 - $133.7

Implied Exchange Ratio Range. Using the implied per share equity value reference ranges calculated for each of Linde and Praxair using the selected publicly traded companies analysis and adopting a dollar/euro exchange rate of 1.17 as of August 15, 2017 for the conversion of Praxair’s per share equity value reference range, BofA Merrill Lynch calculated the implied exchange ratio ranges. By dividing the end points of Linde’s equity value per share range by the end points of Praxair’s equity value per share range for each of the P/E and EBITDA multiples, BofA Merrill Lynch calculated the following implied exchange ratio ranges:

Average Implied EBITDA Multiple Exchange Ratio Range	Average Implied P/E Multiple Exchange Ratio Range
1.55x - 1.78x	1.28x - 1.69x

No company used in this analysis is identical or directly comparable to Linde or Praxair. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Linde and Praxair were compared.

Other Factors.

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors that did not form part of the financial analysis underlying its opinion, but were referenced for information purposes, including, among other things:

•	trading prices of Linde common stock and Praxair common stock as of August 15, 2016, the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair, using a dollar to euro exchange rate of 1.17 on August 15, 2017, which indicated an implied exchange ratio of 1.38x;

•	a range of publicly available research analyst price targets for each of Linde and Praxair as of August 15, 2016, the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair, using a dollar to euro exchange rate of 1.17 on August 15, 2017, which indicated an implied exchange ratio range of 0.90x - 1.80x; and

•	premiums in the following “merger of equals” transactions, with a median premium of 6.4% to the target’s price as of the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair, which indicated an implied exchange ratio of 1.47x:

•	Wood Group plc / Amec Foster Wheeler plc

•	Essilor International SA / Luxottica Group SpA

•	Koninklijke Ahold N.V. / Delhaize Group NV/SA

•	Nokia Corp. / Alcatel-Lucent S.A.

•	Cyberonics Inc. / Sorin SpA

•	Telecity Group plc / InterXion Holding NV

•	Klépierre S.A. / Corio N.V.

•	Carphone Warehouse Group plc / Dixons Retail plc

•	Holcim Ltd / Lafarge S.A.

•	SSAB AB / Rautaruukki Oyj

•	Publicis Groupe S.A. / Omnicom Group Inc.

•	Glencore International plc / Xstrata plc

•	Misys plc / Temenos Group AG

•	Deutsche Börse AG / NYSE Euronext, Inc.

•	London Stock Exchange Group plc / TMX Group Inc.

•	PartyGaming plc / Bwin Interactive Entertainment AG

•	Acergy S.A. / Subsea 7 Inc.

•	British Airways plc / Iberia Líneas Aéreas de Espan~a, S.A.

•	Peter Hambro Mining plc / Aricom plc

•	Gaz de France SA / Suez SA

•	Unibail Holding S.A / Rodamco Europe N.V.

•	Taylor Woodrow plc / George Wimpey plc

•	Derwent Valley Holdings plc / London Merchant Securities plc

•	Metal Bulletin plc / Wilmington Group plc

•	Nokia Corporation (Carrier Networks) / Siemens AG (Carrier Networks)

•	Alcatel SA / Lucent Technologies, Inc.

•	Boots Group plc / Alliance UniChem plc

•	Capital Radio plc / GWR Group plc

•	Informa Group plc / Taylor & Francis Group plc

•	iSOFT Group plc / Torex plc

•	Logica plc / CMG plc

•	National Grid plc / Lattice Group plc

•	Telia AB / Sonera Corporation

•	Smiths Industries plc / TI Group plc

•	Ocean Group plc / NFC plc

•	Glaxo Wellcome plc / SmithKline Beecham plc

•	Celltech Group plc / Medeva plc

•	Reckitt-Coleman, RB / Benckiser NV

•	Siebe plc / BTR plc

•	Scottish Hydro-Electric plc / Southern Electric plc

•	Stora Kopparbergs Bergslags AB / Enso Oy

•	Merita Ltd / Nordbanken AB

•	Guiness plc / Grand Metropolitan plc

•	Sandoz AG / Ciba-Ceigy AG.

No company, business or transaction used in this analysis is identical or directly comparable to Linde, Praxair or the business combination. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Linde, Praxair and the business combination were compared.

BofA Merrill Lynch also referenced for information purposes the transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in two selected transactions involving companies in the industrial gases industry, as a multiple of the target company’s last twelve months EBITDA. Such transactions had a different transaction structure compared to the business combination because they involved a cash change of control as opposed to a merger of equals.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Linde’s supervisory board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Linde and Praxair. The estimates of the future performance of Linde and Praxair in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the exchange ratio to the holders of Linde shares and were provided to Linde’s board of directors in connection with the delivery of

BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Linde or Praxair.

The type and amount of consideration payable in the business combination was determined through negotiations between Linde and Praxair, rather than by any financial advisor, and was approved by Linde’s Management Board and supervisory board. The decision to enter into the business combination agreement was solely that of Linde. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Linde’s supervisory board in its evaluation of the proposed business combination and should not be viewed as determinative of the views of Linde’s supervisory board or management with respect to the business combination or the exchange ratio to the holders of Linde shares.

Linde has agreed to pay BofA Merrill Lynch for its services in connection with the business combination a fee of €500,000, payable upon delivery of each opinion. Linde also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Linde, Praxair and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Linde and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as arranger, bookrunner and lender under certain term loans, letters of credit and leasing for Linde and having provided or providing certain treasury and management services and products to Linde. In the two years preceding the date of the opinion, BofA Merrill Lynch and its affiliates derived aggregate revenues from Linde and its affiliates of approximately $15.1 million for investment, corporate banking and other markets services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Praxair and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as administrative agent, arranger, bookrunner and lender under certain term loans, letters of credit and leasing for Praxair, having provided or providing certain treasury and management services and products to Praxair and having acted as bookrunner for a senior notes offering for Praxair. In the two years preceding the date of the opinion, BofA Merrill Lynch and its affiliates derived aggregate revenues from Praxair and its affiliates of approximately $8.5 million for investment, corporate banking and other markets services.

Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board

Goldman Sachs rendered its opinion to the Linde supervisory board that, as of August 21, 2017 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the business combination agreement was fair from a financial point of view to the Linde shareholders (other than Praxair and its affiliates).

The full text of the written opinion of Goldman Sachs, dated August 21, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this document. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Linde supervisory board in connection with its consideration of the exchange offer. The Goldman Sachs opinion is not a recommendation as to how any Linde shareholder should vote with respect to the exchange offer or any other matter. The summary of Goldman Sachs’ opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion. Linde shareholders are urged to read Goldman Sachs’ opinion and the section entitled “— Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board” of this document, carefully and in their entirety.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the business combination agreement;

•	the Linde plc’s Registration Statement on Form S-4 dated August 10, 2017;

•	the Linde plc’s Offer Document, published on August 15, 2017;

•	annual reports to shareholders and annual reports on Form 10-K of Linde and Praxair, respectively, for the five fiscal years ended December 31, 2016;

•	certain interim reports to shareholders of Linde and quarterly reports on Form 10-Q of Praxair;

•	certain other communications from Linde and Praxair to their respective shareholders;

•	certain publicly available research analyst reports for Linde and Praxair; and

•	certain internal financial analyses and forecasts for Linde prepared by its management and for Praxair prepared by its management and certain financial analyses and forecasts for Linde plc prepared by the management of Linde, in each case, as approved for Goldman Sachs’ use by Linde, which are referred to as the Linde Forward-Looking Financial Information (see “— Certain Unaudited Forward-Looking Financial Information”), including certain cost savings and operating synergies projected by the managements of Linde and Praxair to result from the business combination, as approved for Goldman Sachs’ use by Linde, which are referred to in this section “Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board” as the “Synergies.”

Goldman Sachs also held discussions with members of the senior managements of Linde and Praxair regarding their assessment of the strategic rationale for, and the potential benefits of, the business combination and the past and current business operations, financial condition, and future prospects of Linde and Praxair; reviewed the reported price and trading activity for the Linde shares and the Praxair shares; compared certain financial and stock market information for Linde and Praxair with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial gases industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Linde’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Linde’s consent that the Linde Forward-Looking Financial Information, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Linde. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Linde plc, Linde or Praxair or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the business combination will be obtained without any adverse effect on Linde plc, Linde or Praxair or on the expected benefits of the business combination in any way meaningful to its analysis. Goldman Sachs has further assumed that the acceptance level of the exchange offer reaches at least 75% of the Linde shares as such is required under the business combination agreement and that as part of a post-closing reorganization a domination agreement and/or squeeze-out is consummated. Goldman Sachs has assumed that the business combination will be consummated on the terms set forth in the business combination agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Linde to engage in the business combination, or the relative merits of the business combination as compared to any strategic alternatives that may be available to Linde; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the Linde shareholders, as of the date of the opinion, of the exchange ratio pursuant to the business combination agreement. Goldman Sachs’ opinion does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the business combination agreement or the business combination or any term or aspect of any other agreement or instrument contemplated by the business combination agreement or entered into or amended in connection with the business combination, including any post-closing reorganization, the fairness of the business combination to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Linde; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Linde or Praxair, or class of such persons, in connection with the business combination, whether relative to the exchange ratio pursuant to the business combination agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which the Linde plc shares or the Linde shares will trade at any time or as to the impact of the business combination on the solvency or viability of Linde, Praxair or Linde plc or the ability of Linde, Praxair or Linde plc to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and the opinion expressed therein are provided for the information and assistance of the Linde supervisory board in connection with its consideration of the business combination and such opinion does not constitute a recommendation as to whether or not any Linde shareholder should tender such Linde shares in connection with the exchange offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Linde supervisory board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses.

Historical Exchange Ratio Analysis

Goldman Sachs reviewed the historical trading prices and volumes for the Linde shares and the Praxair shares and calculated historical average exchange ratios over various periods within a 5-year period ended August 15, 2016, the last trading day before the confirmatory public announcement of the anticipated business combination, by first dividing the closing price per share of Linde shares on each trading day during the period by the closing price per share of Praxair shares on the same trading day taking into account the respective daily Euro to U.S.$ exchange rate (spot rate published on Bloomberg), and subsequently calculating the average of these daily historical exchange ratios over such periods (which is referred to in this section as the “average exchange ratio” for such period). Goldman Sachs then calculated the premiums implied by the exchange ratio to the historical average exchange ratio for the following periods: (i) the at market exchange ratio as of August 15, 2016, the last trading day before the confirmatory public announcement of the anticipated business combination, (ii) the current at market exchange ratio as of August 15, 2017, (iii) the current adjusted undisturbed exchange ratio, which methodology was based on Linde’s (and Praxair’s) share price, respectively, starting from August 15, 2016 (the unaffected price on the last trading day before the confirmatory public announcement of the anticipated business combination) with performance of the DAX 30 (S&P 500 Chemicals) from August 15, 2016 until August 15, 2017 (which is referred to in this section “Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board” as “Adjusted Undisturbed”), and (iv) the historical average exchange ratios. The following table presents the results of this analysis:

Historical Date or Period	Exchange Ratio	Premium of Offer Exchange Ratio of 1.540x
Last 5 Years[1]	1.52x	1.3%
Last 3 Years[1]	1.51x	2.1%
Last 12 Months[1]	1.38x	11.2%
Last 6 Months[1]	1.28x	20.5%
Last 90 Days[1]	1.26x	21.8%
Last 60 Days[1]	1.24x	24.3%
Last 30 Days[1]	1.24x	24.1%
August 15, 2016 (At market)	1.32x	17.0%
August 15, 2017 (At market)	1.45x	6.1%
August 15, 2017 (Adjusted Undisturbed)	1.38x	11.9%
Exchange Ratio	1.54x	—

[1]	Average until August 15, 2016.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for Linde and Praxair to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the industrial gases industry (which are collectively referred to in this section as the “selected companies”):

•	Air Products and Chemicals, Inc.

•	L’Air Liquide S.A.

Although none of the selected companies is fully comparable to Linde and Praxair, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Linde and Praxair.

Goldman Sachs also compared various financial multiples which were calculated using the applicable closing price on August 15, 2017 and for Linde and Praxair based on Adjusted Undisturbed prices. The multiples and ratios of Linde and Praxair were calculated using the Linde Forward-Looking Financial Information. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and the Institutional Brokers’ Estimate System’s (IBES) estimates. With respect to Linde, Praxair and the selected companies, Goldman Sachs calculated multiples of enterprise value (which is referred to in this section “Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board” as “EV”) to the EBITDA for the calendar years 2017 and 2018. Goldman Sachs also considered the price to earnings ratio (which is referred to in this section “Opinion of Goldman Sachs, Financial Advisor to the Linde Supervisory Board” as “P/E”) calculated as closing price of the respective company divided by the estimated earnings per share for the calendar years 2017 and 2018.

The following table presents the results of this analysis:

	Price	EV/EBITDA				P/E
Company	August 15, 2017	2017E		2018E		2017E		2018E
Linde (Adjusted Undisturbed)	€157.31	9.0	x	8.6	x	19.8	x	18.5	x
Praxair (Adjusted Undisturbed)	$133.97	13.3		12.4		23.8		21.9
Air Products	$146.81	12.3		11.7		23.0		21.0
Air Liquide	€104.30	11.1		10.4		20.0		18.0

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following transactions involving all-share transactions with transaction partners of similar size, that were larger than $2.0 billion since 2011:

•	Starwood Waypoint Homes – Invitation Homes Inc., announced in August 2017;

•	Huntsman Corp – Clariant AG, announced in May 2017;

•	Janus Capital Group Inc – Henderson Group plc, announced in October 2016;

•	Agrium Inc. – Potash Corporation of Saskatchewan Inc., announced in September 2016;

•	National Bank of Abu Dhabi P.J.S.C. – First Gulf Bank P.J.S.C., announced in June 2016;

•	AmSurg Corp. – Envision Healthcare Holdings, Inc., announced in June 2016;

•	Colony Capital, Inc. – NorthStar Asset Management Group Inc., announced in June 2016;

•	NorthStar Realty Finance Corp. – NorthStar Asset Management Group Inc., announced in June 2016;

•	Technip – FMC Technologies, Inc., announced in May 2016;

•	IMS Health Holdings, Inc. – Quintiles Transnational Holdings Inc., announced in May 2016;

•	Markit Ltd. – IHS Inc., announced in March 2016;

•	E. I. du Pont de Nemours and Company – The Dow Chemical Company, announced in December 2015;

•	Sirona Dental Systems Inc. – DENTSPLY International Inc., announced in September 2015;

•	Towers Watson & Co. – Willis Group Holdings Public Limited Company, announced in June 2015;

•	Delhaize Group NV/SA – Koninklijke Ahold N.V., announced in June 2015;

•	The Ryland Group, Inc. – Standard Pacific Corp., announced in June 2015;

•	MeadWestvaco Corporation – WestRock Company, announced in January 2015;

•	China CNR Corporation Limited – CSR Corporation Limited, announced in December 2014;

•	Dixons Retail plc – Carphone Warehouse Group plc, announced in May 2014;

•	Xstrata plc – Glencore International plc, announced in February 2012;

•	Frontier Oil Corporation – Holly Corporation, announced in February 2011; and

•	ProLogis – AMB Property Corporation, announced in January 2011.

For each of the selected transactions, using publicly available information, Goldman Sachs calculated and compared the implied transaction premium to the share price on the undisturbed date and to certain other dates prior to the public announcement of the respective transaction. The following table presents the results of this analysis:

	Premium to Undisturbed	Premium to Dates Prior to Announcement
	Date	1 Day	5 Days	30 Days
Median	2.9%	1.1%	3.4%	4.4%
Low	(4.0)%	(12.8)%	(14.5)%	(12.5)%
High	24.4%	22.2%	24.9%	52.3%

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present values of future stock prices and dividends for the Linde shares standalone (as if there will be no business combination) and Linde plc shares at the exchange ratio on a pro forma basis. For this analysis, Goldman Sachs used the Linde Forward-Looking Financial Information including Synergies for each of the years 2017 to 2020, and calculated the implied future values using both an EV to EBITDA methodology and a price to earnings methodology.

Using the EV to EBITDA methodology, Goldman Sachs first calculated the implied values per share of both the Linde shares on a standalone basis and the Linde plc shares as of August 15 at the exchange ratio to derive the value per share of Linde shares on a pro forma basis for each of the years from 2017 to 2020, using (i) for the standalone estimates (A) Linde’s Adjusted Undisturbed EV to 2017 EBITDA multiple of 9.0x as of August 15, 2017 and (B) L’Air Liquide S.A.’s EV to 2017 EBITDA multiple of 11.1x as of August 15, 2017 and (ii) for the pro forma estimates (A) the pro forma combined Linde and Praxair Adjusted Undisturbed EV to 2017 EBITDA multiple of 10.6x as of August 15, 2017 (without taking into account any potential impact from Synergies, transaction costs or disposals) and (B) Praxair’s Adjusted Undisturbed EV to 2017 EBITDA multiple of 13.3x as of August 15, 2017, and then discounted values back, including dividends, to the date of August 15, 2017, using an illustrative discount rate of 7.71% on a standalone basis, reflecting an estimate of Linde’s cost of equity, and 7.39% on a pro forma basis, reflecting an estimate of Linde plc’s cost of equity. This analysis resulted in a range of implied present values of €157.3 to €212.2 per Linde share on a standalone basis and €176.2 to €237.9 per Linde share on a pro forma basis.

Using the price to earnings methodology, Goldman Sachs first calculated the implied values per share of both the Linde shares on a standalone basis and the shares of Linde plc as of August 15 at the exchange ratio to derive the value per share of Linde shares on a pro forma basis for each of the years from 2017 to 2020, using (i) for the standalone estimates (A) Linde’s Adjusted Undisturbed 2017 price to earnings multiple of 19.8x as of August 15, 2017 and (B) Air Products and Chemicals, Inc.’s 2017 price to earnings multiple of 23.0x as of August 15, 2017 and (ii) for the pro forma estimates (A) the pro forma combined Linde and Praxair 2017 Adjusted Undisturbed multiple of 21.3x as of August 15, 2017 (without taking into account any potential impact from Synergies, transaction costs or disposals) and (B) Praxair’s Adjusted Undisturbed 2017 price to earnings multiple of 23.8x as of August 15, 2017, and then discounted values back, including dividends, to the date of August 15, 2017, using illustrative discount rates of 7.71% on a standalone basis, reflecting an estimate of Linde’s cost of equity, and 7.39% on a pro forma basis, reflecting an estimate of Linde plc’s cost of equity. This analysis resulted in a range of implied present values of €157.3 to €191.8 per share of Linde on a standalone basis and €188.2 to €216.3 per Linde share on a pro forma basis.

Illustrative Discounted Cash Flow Analysis

Using the Linde Forward-Looking Financial Information, Goldman Sachs performed an illustrative discounted cash flow analysis on Linde on a standalone basis. Using discount rates ranging from 5.75% to 6.75%, reflecting estimates of Linde’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2017 (i) estimates of unlevered free cash flow for Linde for the years from 2017 through 2020 as reflected in the Linde Forward-Looking Financial Information and (ii) a range of illustrative terminal values for Linde, which were calculated by applying perpetuity growth rates ranging from 0.75% to 1.75%, to a terminal year estimate of the free cash flow to be generated by Linde, as reflected in the Linde Forward-Looking Financial Information. Goldman Sachs derived ranges of illustrative enterprise values for Linde by adding the ranges of present values it derived above. Goldman Sachs then subtracted the book value of debt, debt-like items and minority interest, added cash and cash equivalents and subtracted or added, respectively, the other debt and cash items as of June 30, 2017 from the range of illustrative enterprise values it derived for Linde, in each case, to derive a range of illustrative equity values for Linde. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Linde, as confirmed by Linde management, to derive a range of illustrative present values per share ranging from €145.2 to €228.7.

Using the Linde Forward-Looking Financial Information, Goldman Sachs also performed an illustrative discounted cash flow analysis on Linde plc. Using discount rates ranging from 5.50% to 6.50%, reflecting estimates of the Linde plc’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2017 (i) estimates of unlevered free cash flow for Linde plc for the years from 2017 through 2020 as reflected in the Linde Forward-Looking Financial Information and (ii) a range of illustrative terminal values for Linde plc, which were calculated by applying perpetuity growth rates ranging from 0.75% to 1.75%, to a terminal year estimate of the free cash flow to be generated by Linde plc, as reflected in the Linde Forward-Looking Financial Information. Goldman Sachs derived ranges of illustrative enterprise values for Linde plc by adding the ranges of present values it derived above. Goldman Sachs then subtracted the book value of debt, debt-like items and minority interest, added cash and cash equivalents and subtracted or added, respectively, the other debt and cash items as of June 30, 2017 from the range of illustrative enterprise values it derived for Linde plc, in each case, to derive a range of illustrative equity values for Linde plc. Goldman Sachs then divided the range of illustrative equity values that is attributable to the shareholders of Linde, as implied by the exchange ratio, by the number of fully diluted Linde shares, as confirmed by Linde management, to derive a range of illustrative present values per share ranging from €151.7 to €251.0 on a pro forma basis.

Illustrative Pro Forma Accretion / Dilution Analysis

Goldman Sachs performed an illustrative pro forma analysis of the potential financial impact of the business combination using earnings estimates for Linde and Praxair set forth in the Linde Forward-Looking Financial Information and the Synergies. For each of the years from 2017 to 2020, Goldman Sachs compared the projected earnings per share of Linde shares, on a standalone basis, to the projected earnings per share of Linde plc share at the exchange ratio on a pro forma basis, in each case taking into account the run-rate value of the Synergies. The calculations were calculated using a Euro to U.S.$ forward curve for 2017, 2018, 2019 and 2020 of 1.13, 1.19, 1.22 and 1.25, respectively. Based on such analysis, the business combination would be accretive to Linde’s shareholders on an earnings per share basis in each of the years from 2017 to 2020.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Linde plc, Linde or Praxair or the contemplated business combination.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Linde supervisory board as to the fairness from a financial point of view to the holders (other than Praxair) of the outstanding non-par value bearer shares (each representing a pro rata amount of the registered share capital of €2.56 per share) of Linde of the exchange ratio of 1.540 shares of common stock, nominal value €0.001 per share of Linde plc for each Linde share tendered in the exchange offer pursuant to the business combination agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Linde plc, Linde, Praxair, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The exchange ratio was determined through arm’s-length negotiations between Linde and Praxair and was approved by Linde’s supervisory board. Goldman Sachs did not recommend any specific exchange ratio to Linde or its supervisory board or that any specific exchange ratio constituted the only appropriate exchange ratio for the exchange offer.

As described within this document, Goldman Sachs’ opinion to the Linde supervisory board was one of many factors taken into consideration by the Linde supervisory board in making its determination to approve the business combination agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D to this document.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage, or in which they invest or have other economic interest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Linde, Praxair, Linde plc, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the business combination agreement. Prior to being formally engaged by the supervisory board of Linde, Goldman Sachs acted as financial advisor to Linde in connection with the business combination. In the two years preceding the date of the opinion, Goldman Sachs has provided certain financial advisory and/or underwriting services to Linde but Goldman Sachs has not received compensation for any such services. In the two years preceding the date of the opinion, Goldman Sachs also has provided certain financial advisory and/or underwriting services to Praxair and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as co-manager with respect to the public offering in February 2016 of Praxair’s 1.200% €550,000,000 aggregate principal amount of notes due in February 2024 and as dealer on Praxair’s commercial paper program since 2010. During such period, Goldman Sachs has received compensation of approximately $100,000 for financial advisory and underwriting services provided to Praxair and its affiliates. Goldman Sachs may also in the future provide certain financial advisory and/or underwriting services to Linde, Praxair, Linde plc and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Linde supervisory board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the business combination. Pursuant to a letter agreement dated December 12, 2016, the Linde supervisory board engaged Goldman Sachs to act as its financial advisor in connection with the contemplated business combination. The engagement letter between the Linde supervisory board and Goldman Sachs provides for a fixed transaction fee of €3,000,000 plus an additional amount in Linde’s sole and absolute discretion of up to €2,000,000, all of which is contingent upon consummation of the business combination. In addition, the Linde supervisory board has agreed to reimburse Goldman Sachs for certain of its expenses arising, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under German law.

Opinion of Morgan Stanley, Financial Advisor to Linde

Linde has retained Morgan Stanley Bank AG and its affiliates (which are collectively referred to in this document as “Morgan Stanley”) as financial advisor to advise the Linde executive board in connection with the proposed business combination of Linde and Praxair, including the conclusion of the business combination agreement. As part of this engagement, Linde requested that Morgan Stanley provide an opinion as to the fairness, from a financial point of view, of the exchange ratio for Linde shareholders tendering into the exchange offer of 1.540 Linde plc shares for 1 Linde share pursuant to the business combination agreement.

On August 21, 2017, Morgan Stanley delivered to the Linde executive board its written opinion dated August 21, 2017, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley described in the opinion, the exchange ratio for Linde shareholders tendering into the exchange offer of 1.540 Linde plc shares for each Linde share (which is herein referred to as the “exchange ratio”) pursuant to the business combination agreement was fair, from a financial point of view, to the Linde shareholders.

The Morgan Stanley opinion, the full text of which describes the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken, is included in this document as Annex 3. The summary of the Morgan Stanley opinion described below is qualified in its entirety by reference to the full text of the opinion.

Opinion of Morgan Stanley

Pursuant to an engagement letter dated December 16, 2016, Morgan Stanley acted as financial advisor to the Linde executive board in connection with the proposed business combination between Linde and Praxair, including the conclusion of the business combination agreement. On August 21, 2017, Morgan Stanley rendered its written opinion to the Linde executive board confirming that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley described in the opinion, the exchange ratio pursuant to the business combination agreement was fair, from a financial point of view, to the Linde shareholders.

The full text of the written opinion of Morgan Stanley, dated August 21, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is included as Annex 3 to this document. Holders of Linde shares are encouraged to read the opinion carefully in its entirety.

The Morgan Stanley opinion was addressed to the Linde executive board for the information of the Linde executive board (in its capacity as such). The Morgan Stanley opinion did not express an opinion or recommendation as to whether any holder of Linde shares should tender any Linde shares in connection with the exchange offer. The Morgan Stanley opinion also did not address the fairness of the proposed business combination, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Linde or Praxair (other than the fairness, from a financial point of view, of the exchange ratio to the Linde shareholders), nor did it address the fairness of the contemplated benefits of the proposed business combination.

None of Morgan Stanley’s opinion, the summary thereof or Morgan Stanley’s financial analyses set forth in this document constitutes a recommendation as to how any holder of Linde and/or Praxair shares should vote with respect to the business combination, the other aspects of the proposed business combination or any other matter. The summary of the Morgan Stanley opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion included as Annex 3 to this document.

For purposes of its opinion, Morgan Stanley:

1.	reviewed certain publicly available financial statements and other business and financial information of Linde and Praxair, respectively;

2.	reviewed certain internal financial statements and other financial and operating data concerning Linde and Praxair, respectively;

3.	reviewed certain financial projections prepared by the managements of Linde and Praxair, respectively, and summarized under “— Certain Unaudited Forward-Looking Financial Information” and compared those to certain publicly available research analysts’ estimates;

4.	reviewed information relating to certain strategic, financial and operational benefits anticipated from the proposed business combination and related implementation costs, prepared by the managements of Linde and Praxair, respectively, and summarized under “— Linde’s Reasons for the Business Combination,” “— Praxair’s Reasons for the Business Combination” and “— Certain Unaudited Forward-Looking Financial Information — Certain Synergy and Cost Reduction Estimates;”

5.	discussed the past and current operations and financial condition and the prospects of Linde, including information relating to certain strategic, financial and operational benefits anticipated from the proposed business combination, with senior executives of Linde;

6.	discussed the past and current operations and financial condition and the prospects of Praxair, including information relating to certain strategic, financial and operational benefits anticipated from the proposed business combination, with senior executives of Praxair;

7.	reviewed the reported prices and trading activity for Linde shares and Praxair shares;

8.	compared the financial performance of Linde and Praxair and the prices and trading activity of Linde shares and Praxair shares with that of certain other publicly traded companies comparable with Linde and Praxair, respectively, and their outstanding shares;

9.	reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions;

10.	conducted illustrative intrinsic valuation analyses based on, among other things, the estimated discounted cash flows of Linde and Praxair, respectively;

11.	participated in certain discussions and negotiations among representatives of Linde and Praxair and their respective financial and legal advisors;

12.	reviewed the business combination agreement and certain related documents; and

13.	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Linde and Praxair, respectively, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the proposed business combination, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Linde and Praxair of the future financial performance of Linde and Praxair, respectively. For purposes of its opinion, Morgan Stanley relied, at Linde’s direction, on (1) the financial projections concerning Linde prepared by the management of Linde (which are referred to as the Linde Forward-Looking Financial Information (see “— Certain Unaudited Forward-Looking Financial Information”)), (2) the financial projections concerning Praxair prepared by the management of Praxair (which are referred to as the Praxair Forward-Looking Financial Information (see “— Certain Unaudited Forward-Looking Financial Information”)), and (3) information relating to certain strategic, financial and operational benefits anticipated from the proposed business combination (see “— Certain Unaudited Forward-Looking Financial Information — Certain Synergy and Cost Reduction Estimates”), prepared by the management of Linde and Praxair. In addition, Morgan Stanley assumed that the proposed business combination will be consummated in accordance with the terms set forth in the business combination agreement without any waiver, further amendment or delay of any terms or conditions. Morgan Stanley further assumed that the acceptance level of the exchange offer reaches at least 75% of the outstanding Linde shares. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed business combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed business combination. In addition, Morgan Stanley relied upon, without independent verification, the assessment by the management of Linde as to: (i) the strategic, financial and operational benefits anticipated from the proposed business combination and related implementation costs and (ii) the timing and risks associated with the integration of Linde and Praxair. Morgan Stanley is not a legal, tax, accounting or regulatory advisor. For the avoidance of doubt, Morgan Stanley is not an auditor and its opinion is not an IDW S8 letter issued by an auditor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Linde and Praxair and their respective legal, tax, accounting or regulatory advisors with respect to legal, tax, accounting or regulatory matters. Morgan Stanley did not express an opinion with respect to the fairness of the amount or nature of the compensation to any of Linde’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the Linde shareholders in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Linde or Praxair, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect such opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the business combination agreement as compared to other business or financial strategies that might be available to Linde, nor did it address the underlying business decision of Linde to enter into the proposed business combination or proceed with any other transaction contemplated by the business combination agreement.

In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the Linde plc shares or Linde shares will trade following consummation of the business combination or at any other time. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley has been provided with, and discussed with the Linde executive board, certain assumptions and estimates regarding the financial impact of (i) potential disposals that may be required to obtain governmental, regulatory or other approvals and consents for the proposed business combination as well as (ii) certain measures that may be implemented after completion of the business combination, including, the conclusion of a domination and profit/loss transfer agreement or a squeeze-out of minority shareholders of Linde. However, given the significant uncertainties involved, at the direction of Linde, Morgan Stanley’s financial valuation analysis presented to the Linde executive board and its fairness opinion did not address the potential financial impact of such potential disposals or measures that may be implemented following completion of the business combination.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses reviewed with the Linde executive board in connection with the rendering of Morgan Stanley’s opinion, dated August 21, 2017.

The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Morgan Stanley, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Morgan Stanley. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the text of each summary as these tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the process underlying such financial analyses and Morgan Stanley’s opinion. See Annex 3 of this document for the full text of the opinion of Morgan Stanley.

Unless otherwise indicated, all market data is as of the close of trading on August 15, 2017, all information with respect to outstanding shares of Linde is based on data, as of August 14, 2017 and all information with respect to outstanding shares of Praxair is based on data, as of June 30, 2017 or August 8, 2017 (in each case, based on the treasury stock method). Where appropriate, U.S. $ figures were converted at the rate of 1.1737 U.S. $ per euro according to Bloomberg exchange rate data as of August 15, 2017. Financial information based on publicly available research analyst estimates for Linde and Praxair are hereinafter referred to as “Linde Street Case” and “Praxair Street Case,” respectively. The Linde and Praxair Street Cases both cover mean estimates for key metrics for the years 2017, 2018 and 2019, with 2020 extrapolated using the growth rate of reporting brokers, holding margins and other items constant as percent of revenue, and the debt capital structure and interest expense having been calculated by Morgan Stanley by reference to public filings and Bloomberg data.

Historical Trading Performance Analysis

Morgan Stanley reviewed the historical trading prices of Linde shares and Praxair shares during the 52-week periods ended (i) May 31, 2017, one day prior to the signing of the Business Combination Agreement, (ii) November 28, 2016, the last trading day prior to the second market rumors about a potential transaction between Linde and Praxair, and (iii) August 15, 2016, the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair.

The results of this analysis were as indicated in the following table (per share values, rounded to the nearest euro or U.S. $, as the case may be):

Trading Period	Linde (€)	Praxair (U.S. $)
52-weeks ended May 31, 2017	120 - 174	107 - 132
52-weeks ended November 28, 2016	116 - 156	96 - 123
52-weeks ended August 15, 2016	116 - 169	96 - 120

Morgan Stanley also reviewed the historical daily exchange ratios, which were calculated by Morgan Stanley using the historical trading prices of Linde shares and Praxair shares on each trading day during the above referenced 52-week periods.

Morgan Stanley then calculated the exchange ratio reference ranges implied by the historical trading performance analysis. To determine the lower end of such range, Morgan Stanley divided the low end of the implied Linde share price range for each period by the high end of the implied Praxair share price range (after conversion into euro). For the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the implied Linde share price range for each period by the low end of the respective implied Praxair share price range (after conversion into euro).

The implied exchange ratio reference ranges resulting from this analysis were:

Trading Period	Exchange Ratio Range
52-weeks ended May 31, 2017	1.06x - 1.91x
52-weeks ended November 28, 2016	1.11x - 1.90x
52-weeks ended August 15, 2016	1.14x - 2.07x

Morgan Stanley then calculated the range of Linde’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of Linde shares, calculated using the treasury stock method, with the low end and with the high end of the implied exchange ratio range set out above and then (ii) calculating the contribution of the resulting number of Linde shares to the sum of (a) such resulting number of Linde shares and (b) the fully diluted number of Praxair shares, as calculated using the treasury stock method.

The implied Linde equity value ownership range (rounded to nearest %) was:

Trading Period	Implied Linde Ownership Range
52-weeks ended May 31, 2017	41% - 55%
52-weeks ended November 28, 2016	42% - 55%
52-weeks ended August 15, 2016	43% - 57%

The historical trading prices analysis was presented for reference purposes only, and was not relied upon for valuation purposes.

Analyst Price Target Analysis

Morgan Stanley reviewed publicly available equity research analysts’ share price targets for Linde and Praxair shares, respectively, as of (i) May 31, 2017, one day prior to the signing of the Business Combination Agreement, (ii) November 28, 2016, the last trading day prior to the second market rumors about a potential transaction between Linde and Praxair, and (iii) August 15, 2016, the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair.

The results of this analysis were as indicated in the following table (per share values, rounded to the nearest euro or U.S. $, as the case may be):

	Linde (€)	Praxair (U.S. $)
As of May 31, 2017	135 - 206	108 - 149
As of November 28, 2016	110 - 204	110 - 140
As of August 15, 2016	107 - 172	115 - 140

Morgan Stanley then calculated the exchange ratio reference ranges implied by the analyst price target analysis. To determine the lower end of such range, Morgan Stanley divided the low end of the implied Linde share price range for each period by the high end of the implied Praxair share price range (after conversion into euro). For the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the implied Linde share price range for each period by the low end of the respective implied Praxair share price range (after conversion into euro).

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
As of May 31, 2017	1.06x - 2.24x
As of November 28, 2016	0.92x - 2.18x
As of August 15, 2016	0.90x - 1.76x

Morgan Stanley then calculated the range of Linde’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of Linde shares, calculated using the treasury stock method, with the low end and with the high end of the implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of Linde shares to the sum of (a) such resulting number of Linde shares and (b) the fully diluted number of Praxair shares, as calculated using the treasury stock method.

The implied Linde equity value ownership range (rounded to nearest %) was:

Trading Period	Implied Linde Ownership Range
As of May 31, 2017	41% - 59%
As of November 28, 2016	37% - 59%
As of August 15, 2016	37% - 53%

The analysts’ price targets were presented for reference purposes only, and were not relied upon for valuation purposes.

Current and Historical Trading Multiples Analysis

Morgan Stanley reviewed and compared, as of certain historical dates and for various periods ended May 31, 2017, the ratio of (a) the aggregate enterprise value (which is herein referred to as “AV”), calculated as market capitalization plus net debt (calculated throughout Morgan Stanley’s analysis as book value of total debt, non-controlling interests, and underfunded pension liabilities, less cash and cash equivalents, short-term and long-term investments, investment in affiliates and joint ventures, and, in the case of Linde Forward-Looking Financial Information, proceeds from certain near-term, pre-announced disposals) to (b) the median consensus of the earnings before interest, taxes, depreciation and amortization (which is herein referred to as “EBITDA”) for the next twelve months (which is herein referred to as “NTM”) of Linde and Praxair and the following publicly traded companies that Morgan Stanley believed, based on its experience with companies in the industrial gases sector, to be similar to Linde’s and Praxair’s current and Linde plc’s anticipated operations for purposes of this analysis:

•	Air Products and Chemicals, Inc.;

•	L’Air Liquide S.A.

Financial data of Linde, Praxair and these selected companies were based on FactSet Research Systems, Inc. financial information and analysis as well as research consensus estimates as of the various periods presented, public filings and other publicly available information.

The results of the analysis for Linde and Praxair and the selected companies are as indicated in the following table:

Period ended May 31, 2017 (if applicable)	Linde	Praxair	Air Products and Chemicals, Inc.	L’Air Liquide S.A.
As of August 15, 2017	9.2x	12.5x	11.5x	10.7x
As of May 31, 2017	9.4x	12.8x	11.4x	10.9x
As of November 28, 2016	9.1x	11.9x	11.4x	10.4x
As of August 15, 2016	8.6x	12.0x	10.9x	10.4x
3-Month Average	9.1x	12.2x	11.3x	11.0x
6-Month Average	9.1x	12.0x	11.3x	10.9x
12-Month Average	8.9x	12.0x	11.1x	10.5x
24-Month Average	8.8x	11.6x	11.0x	10.4x
36-Month Average	9.0x	11.5x	11.3x	10.4x

Morgan Stanley then selected a reference range of 8.0x to 9.5x AV to NTM EBITDA multiples for Linde and of 10.5x to 12.0x for Praxair, each with reference to current and historical NTM trading multiples over the periods presented. These multiples were applied to the NTM estimates for Linde and Praxair based on the Linde Forward-Looking Financial Information, the Praxair Forward-Looking Financial Information, and Linde and Praxair Street Cases. Morgan Stanley noted that estimates of NTM EBITDA in the Linde Forward-Looking Financial Information were adjusted to exclude associate and joint venture income in order to present Linde and Praxair projections on a comparable basis.

These analyses indicated the following implied per share equity value reference ranges for Linde shares and Praxair shares, respectively, on a fully diluted basis:

	Linde (€)	Praxair (U.S. $)
Selected Multiple Range	8.0x - 9.5x	10.5x - 12.0x
Based on Linde and Praxair Forward-Looking Financial Information	139 - 174	106 - 131
Based on Street Cases	136 - 171	106 - 131

Morgan Stanley then calculated the exchange ratio reference ranges implied by the current and historical trading multiples analyses. To determine the lower end of such range, Morgan Stanley divided the low end of the implied Linde share price range by the high end of the implied Praxair share price range (after conversion into euro). For the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the implied Linde share price range by the low end of the implied Praxair share price range (after conversion into euro).

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
Based on Linde and Praxair Forward-Looking Financial Information	1.30x - 1.92x
Based on Street Cases	1.28x - 1.89x

Morgan Stanley then calculated the range of Linde’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of Linde shares calculated using the treasury stock method by the low end and by the high end of the implied exchange ratio range set out above and then (ii) calculating the contribution of the resulting number of Linde shares to the sum of (a) such resulting number of Linde shares and (b) the fully diluted number of Praxair shares calculated using the treasury stock method.

The implied Linde equity value ownership range (rounded to nearest %) was:

Implied Linde Ownership Range
Based on Linde and Praxair Forward-Looking Financial Information	46% - 56%
Based on Street Cases	45% - 55%

No company utilized in the current and historical trading multiples analysis is identical to Linde or Praxair and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Linde and Praxair were compared. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Linde and Praxair, such as the impact of competition on the businesses of Linde and Praxair and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Linde and Praxair or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley also performed an analysis of the implied present value of the illustrative estimated future share prices of Linde and Praxair, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of the company’s illustrative estimated EBITDA.

Linde. Morgan Stanley calculated a range of implied share prices for Linde by discounting to August 15, 2017 the illustrative estimated future equity values for Linde for the year-end 2017 through 2019. Morgan Stanley first calculated the theoretical illustrative future aggregate value of Linde, using NTM AV / EBITDA multiples of 8.0x to 9.5x (based on both the Linde Forward-Looking Financial Information and the Linde Street Case). These multiples were based on the reference range contained in Morgan Stanley’s historical trading multiples analysis (see the section entitled “— Historical Trading Multiples Analysis”). Morgan Stanley then calculated the resulting range of implied equity values for the fiscal years 2017 through 2019 by subtracting future net debt. Morgan Stanley discounted the resulting implied equity values to August 15, 2017 using a discount rate of 8.0%, based on Morgan Stanley’s estimate of Linde’s cost of equity; these discounted equity values were then translated to per share values factoring in current fully diluted shares.

This analysis resulted in a range of implied equity values per Linde share (rounded to the nearest euro) as indicated in the following table:

Implied Equity Value /Share ( €)
Based on Linde Forward-Looking Financial Information	140 - 176
Based on Linde Street Case	139 - 174

Praxair. Morgan Stanley calculated a range of implied share prices for Praxair by discounting to August 15, 2017 the illustrative estimated future equity values for Praxair for the year-end 2017 through 2019. Morgan Stanley first calculated the theoretical illustrative future aggregate value of Praxair, using NTM AV / EBITDA multiples of 10.5x to 12.0x (based on both the Praxair Forward-Looking Financial Information and the Praxair Street Case). These multiples were based on the reference range contained in Morgan Stanley’s historical trading multiples analysis (see the section entitled “— Historical Trading Multiples Analysis”). Morgan Stanley then calculated the resulting range of implied equity values for the fiscal years 2017 through 2019 by subtracting future net debt. Morgan Stanley discounted the resulting implied equity values to August 15, 2017 using a discount rate of 7.7%, based on Morgan Stanley’s estimate of Praxair’s cost of equity; these discounted equity values were then translated to per share value factoring in current fully diluted shares.

This analysis resulted in a range of implied equity values per Praxair share (rounded to the nearest U.S. Dollar) as indicated in the following table:

Implied Equity Value / Share (U.S. $)
Based on Praxair Forward-Looking Financial Information	107 - 128
Based on Praxair Street Case	107 - 128

Implied Exchange Ratio. Morgan Stanley then calculated the exchange ratio reference ranges implied by the discounted equity value analysis. To determine the lower end of such range, Morgan Stanley divided the low end of the implied Linde share price range by the high end of the implied Praxair share price range (after conversion into euro). For the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the implied Linde share price range by the low end of the implied Praxair share price range (after conversion into euro).

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
Based on Linde and Praxair Forward-Looking Financial Information	1.28x - 1.93x
Based on Street Cases	1.28x - 1.91x

Morgan Stanley then calculated the range of Linde’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of Linde shares calculated using the treasury stock method by the low end and by the high end of the implied exchange ratio range set out above and then (ii) calculating the contribution of the resulting number of Linde shares to the sum of (a) such resulting number of Linde shares and (b) the fully diluted number of Praxair shares calculated using the treasury stock method.

The implied Linde equity value ownership range (rounded to nearest %) was:

Implied Linde Ownership Range
Based on Linde and Praxair Forward-Looking Financial Information	45% - 56%
Based on Street Cases	45% - 55%

Morgan Stanley noted that this is an illustrative analysis only and not a prediction of future trading.

Precedent Premia Analysis

Morgan Stanley reviewed, based on publicly available information, the premia announced based on the relative ownership in (i) selected transactions since 2007 with an agreed 50/50 ownership split where the consideration was 100% shares and which had a transaction value of $2.0 billion or more and (ii) certain other selected cross-border “merger of equals” transactions.

Morgan Stanley considered value transfer premia announced in the following transactions with an agreed 50/50 ownership split where the consideration was 100% shares and which had a transaction value of $2.0 billion or more:

Company 1	Company 2
E. I. du Pont de Nemours and Company	The Dow Chemical Company
Willis Group Holdings plc	Towers Watson & Co.
MeadWestvaco Corporation	RockTenn Company
Spansion, Inc.	Cypress Semiconductor Corp.
The Carphone Warehouse Group PLC	Dixons Retail plc
RF Micro Devices, Inc.	TriQuint Semiconductor, Inc.
Oxiana Ltd	Zinifex Ltd
Rodamco Europe N.V.	Unibail Holding S.A.

Morgan Stanley further considered value transfer premia announced in the following selected cross-border “merger of equals” transactions:

Company 1	Company 2
Huntsman Corporation	Clariant AG
Agrium Inc.	Potash Corp. of Saskatchewan Inc.
FMC Technologies Inc.	Technip SA
Markit Ltd.	IHS Inc.
London Stock Exchange Group PLC	Deutsche Börse AG
Lafarge S.A.	Holcim Ltd
Publicis Groupe SA	Omnicom Group Inc.

Morgan Stanley noted that the minimum, median and maximum value transfer premia announced in the transactions reviewed (based on the relative contribution to the combined market capitalization one month prior to the transaction compared with the agreed ownership split) were (2%), 3% and 7%, respectively, and noted an outlier at 15% (Spansion / Cypress) upon which Morgan Stanley did not rely for valuation purposes.

Morgan Stanley calculated the ownership and exchange ratio based on premium reference ranges implied by the precedent premia analysis. To determine the lower end of such range, Morgan Stanley increased Linde’s market capitalization by the minimum value transfer premium and reduced Praxair’s market capitalization by the corresponding amount, in each case as of November 29, 2016 (latest intraday trading prior to the second market rumors regarding a potential transaction between Linde and Praxair) and August 15, 2016, and then divided the resultant adjusted Linde market capitalization by the sum of the Linde and Praxair adjusted market capitalizations. To determine the higher end of such range, Morgan Stanley increased Linde’s market capitalization by the maximum value transfer premium and reduced Praxair’s market capitalization by the corresponding amount, in each case as of November 29, 2016 and August 15, 2016, and then divided the resultant adjusted Linde market capitalization by the sum of the Linde and Praxair adjusted market capitalizations.

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
As of November 29, 2016	1.43x - 1.71x
As of August 15, 2016	1.33x - 1.57x

The implied Linde equity value ownership range (rounded to nearest %) was:

Implied Linde Ownership Range
As of November 29, 2016	48% - 53%
As of August 15, 2016	46% - 51%

No company or transaction utilized as a comparison in the analysis of selected precedent premia transactions is identical to Linde or Praxair or directly comparable to the proposed business combination in business mix, timing and size or other metrics. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences between the proposed business combination and the other transactions, Linde and Praxair and other factors. In evaluating the precedent premia transactions, Morgan Stanley made judgments and assumptions with regard to the applicable transactions, size, business mix, governance matters, industry performance, geographic mix, economic, market and financial conditions and other matters, many of which are beyond the control of Linde or Praxair. Mathematical analyses (such as determining the mean or median) are not in themselves a meaningful method of using comparable data.

Discounted Cash Flows Analysis

Morgan Stanley conducted a discounted cash flows analysis for the purpose of determining an implied equity value per share for Linde shares and for Praxair shares. A discounted cash flows analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” or “free cash flows” refer to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. For purposes of the foregoing calculation, future share-based compensation is treated as a cash expense. “Present value” refers to the current value of one or more future cash flows from an asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

Linde. Morgan Stanley performed a discounted cash flows analysis of Linde using information contained in the Linde Forward-Looking Financial Information and the Linde Street Case, as well as publicly available financial statements and other information to calculate ranges of the implied equity value of Linde as of August 15, 2017.

Morgan Stanley first calculated the unlevered free cash flows for the years 2017 (stub period) until 2020 by taking the estimates of earnings before interest and taxes, which is referred to as “Net profit on operating activities — continuing operations,” in the Linde Forward-Looking Financial Information and as “EBIT” in the Linde Street Case for such years, less estimated taxes at Linde’s effective tax rate, and adding back depreciation and amortization, deducting changes in net working capital, capital expenditures, proceeds from and expenditures for mergers and acquisitions and other cash items. The 2017 stub period was calculated by taking the full-year 2017 unlevered free cash flows, and multiplying it by the fraction of the year remaining. See the section entitled “— Certain Unaudited Forward-Looking Financial Information” with respect to the Linde Forward-Looking Financial Information.

Based on both the Linde Forward-Looking Financial Information and the Linde Street Case estimates, Morgan Stanley then calculated the implied equity value per Linde share using the perpetual growth method, in each case by applying a discount rate of 6.5%, representing the midpoints of an estimated range of 5.7% to 7.2%, which was chosen by Morgan Stanley based on Linde’s weighted average cost of capital as estimated by Morgan Stanley, as well as perpetuity growth rates of 1.25% to 2.25% to the respective unlevered free cash flows indicated above. For this purpose, the sum of the present values of the forecasted free cash flows and terminal values were adjusted for Linde’s estimated net debt as of June 30, 2017, and then divided by the number of fully diluted number of Linde shares outstanding calculated using the treasury stock method.

This analysis resulted in a range of implied equity values per Linde share (rounded to the nearest euro) as indicated in the following table:

Implied Equity Value/Share (€)
Based on Linde Forward-Looking Financial Information	€145 - 186
Based on Linde Street Case	€153 - 194

Praxair. Morgan Stanley performed a discounted cash flows analysis of Praxair using information contained in the Praxair Forward-Looking Financial Information and Praxair Street Case, as well as publicly available financial statements and other information to calculate ranges of the implied value of Praxair as of August 15, 2017.

Morgan Stanley first calculated the unlevered free cash flows for the years 2017 (stub period) until 2020 by taking the estimates of EBIT in the Praxair Forward-Looking Financial Information and the Praxair Street Case for such years, less estimated taxes at Praxair’s effective tax rate, and adding back depreciation and amortization, deducting changes in net working capital, capital expenditures, proceeds from and expenditures for mergers and acquisitions and other cash items. The 2017 stub period was calculated by taking the full-year 2017 unlevered free cash flows and multiplying it by the fraction of the year remaining. See the section entitled “— Certain Unaudited Forward-Looking Financial Information” with respect to the Praxair Forward-Looking Financial Information.

Based on both the Praxair Forward-Looking Financial Information and the Praxair Street Case estimates, Morgan Stanley then calculated the implied equity value per Praxair share using the perpetual growth method, in each case by applying a discount rate of 6.4%, representing the midpoint of an estimated range of 5.6% to 7.2%, which was chosen by Morgan Stanley based on Praxair’s weighted average cost of capital as estimated by Morgan Stanley, as well as perpetuity growth rates of 1.50% to 2.50% to the respective unlevered free cash flows indicated above. For this purpose, the sum of the present values of the forecasted free cash flows and terminal values were adjusted for Praxair’s estimated net debt as of June 30, 2017, and then divided by the number of fully-diluted number of Praxair shares outstanding calculated using the treasury stock method.

This analysis resulted in a range of implied equity values per Praxair share (rounded to the nearest U.S. Dollar) as indicated in the following table:

Implied Equity Value/Share (U.S. $)
Based on Praxair Forward-Looking Financial Information	$108 - 139
Based on Praxair Street Case	$108 - 138

Implied Exchange Ratio. Morgan Stanley then calculated the exchange ratio reference ranges implied by the discounted cash flows analyses for both the Linde and Praxair Forward-Looking Financial Information and the Linde and Praxair Street Cases, respectively. To determine the lower end of such range, Morgan Stanley divided the low end of the implied Linde share price range by the high end of the implied Praxair share price range (after conversion into euro). For the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the implied Linde share price range by the low end of the implied Praxair share price range (after conversion into euro).

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
Based on Linde and Praxair Forward-Looking Financial Information	1.23x - 2.03x
Based on Street Cases	1.30x - 2.11x

Morgan Stanley then calculated the range of Linde’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of Linde shares calculated using the treasury stock method with the low end and with the high end of the implied exchange ratio range set out above and then (ii) calculating the contribution of the resulting number of Linde shares to the sum of (a) such resulting number of Linde shares and (b) the fully diluted number of Praxair shares calculated using the treasury stock method.

The implied Linde equity value ownership range (rounded to nearest %) was:

Implied Linde Ownership Range
Based on Linde and Praxair Forward-Looking Financial Information	44% - 57%
Based on Street Cases	46% - 58%

Other Information

Historical Equity Ownership Analysis

Morgan Stanley performed a relative implied equity ownership analysis of Linde and Praxair, in which Morgan Stanley reviewed the share of Linde and Praxair, respectively, in the two entities’ combined trading market value as of certain historical dates and for various periods ended May 31, 2017. Morgan Stanley noted that for this purpose, Linde’s equity value was converted into U.S. $ at the respective daily spot exchange rate.

This analysis indicated the following relative implied equity ownership of Linde:

Period ended May 31, 2017 (if applicable)	Linde Ownership
3-Month Average	47.9%
6-Month Average	47.7%
12-Month Average	47.1%
24-Month Average	47.8%
36-Month Average	48.5%
60-Month Average	48.9%

The implied equity ownership of Linde and Praxair, respectively, was:

	Implied Linde Ownership	Implied Praxair Ownership
As of August 15, 2017	48.4%	51.6%
As of May 31, 2017	48.3%	51.7%
As of November 29, 2016	46.7%	53.3%
As of August 15, 2016	46.0%	54.0%
High (since January 2011)	52.7%	57.3%
Low (since January 2011)	42.7%	47.3%

Equity Value Contribution Analysis

Morgan Stanley performed a relative equity value contribution analysis of Linde and Praxair, in which Morgan Stanley reviewed selected operational data based on the relevant Forward-Looking Financial Information, Street Cases and historical financial information for each of Linde and Praxair, to determine Linde’s and Praxair’s estimated relative contribution to Linde plc following the proposed business combination for the years 2017 to 2019. In particular, Morgan Stanley analyzed the relative contribution to Adjusted EBITDA (with respect to Linde, as adjusted to exclude associate and joint venture income and with respect to both Linde and Praxair after subtracting net debt from the respective share in the estimated at-market combined aggregate value), cash net income (excluding non-recurring items and purchase price allocation related depreciation and amortization) and levered free cash flows (defined as group net income plus depreciation and amortization, less change in net working capital, capital expenditures and mergers and acquisition related expenditures and proceeds excluding, for Linde, estimated non-recurring proceeds for Linde from the potential sale of Linde’s logistics services company, Gist). With respect to the relevant Forward-Looking Financial Information, the foregoing analyses indicated a range of relative contributions from 53%/47% (Linde to Praxair) on the low end to 59%/41% (Linde to Praxair) on the high end.

With respect to the respective Street Cases, the foregoing analyses indicated a range of relative contributions from 51%/49% (Linde to Praxair) on the low end to 59%/41% (Linde to Praxair) on the high end. Based on the respective share prices for Linde and Praxair as of August 15, 2017, Morgan Stanley indicated an equity value contribution of 48%/52% (Linde to Praxair).

Illustrative Value Creation Analysis

Morgan Stanley conducted an illustrative value creation analysis based on assumptions as directed by Linde management, that compared the standalone market capitalizations of Linde and Praxair, respectively, to the hypothetical pro forma market capitalization of Linde plc after giving effect to various estimated synergies net of implementation costs (see “— Certain Unaudited Forward-Looking Financial Information — Certain Cost Reduction and Synergy Estimates”). Morgan Stanley noted that factors such as potential regulatory divestitures (including the scope, financial impact and tax implications thereof) as well as future measures such as the conclusion of a potential domination and profit/loss transfer agreement or a squeeze-out of minority shareholders of Linde may impact value creation. However, given the significant uncertainties involved in their quantitative impact, and as directed by Linde, Morgan Stanley did not factor them into their analysis.

Based on an exchange ratio of 1.540 Linde plc shares for each Linde share and a conversion ratio of 1.00 Linde plc shares for each Praxair share, this illustrative value creation analysis indicated hypothetical incremental implied value for Linde of 20% or €6 billion and for Praxair of 6% or €2 billion, in each case compared with the respective standalone market capitalizations of Linde and Praxair as of November 29, 2016. Morgan Stanley furthermore evaluated the impact of an illustrative increase in the pro forma AV to NTM EBITDA trading multiple of Linde plc, representing at an illustrative increase of 1.0x pro forma combined NTM EBITDA with synergies and after divestitures, both as provided by Linde, approximately €7.5 billion of equity value, which indicated hypothetical incremental implied value for Linde of 34% or €9 billion and for Praxair of 18% or €6 billion, in each case compared with the respective standalone market capitalizations of Linde and Praxair as of November 29, 2016. Such value creation analyses were illustrative only and were not a prediction as to future share trading.

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Morgan Stanley arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to, and did not attribute any particular weight to, any one factor or method of analysis. Accordingly, Morgan Stanley believes that the financial analyses and this summary must be considered as a whole and that selecting any portion of these analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying the analyses and opinions. In addition, in rendering its opinion, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Linde, Praxair or Linde plc’s future business.

In performing its financial analyses, summarized herein, Morgan Stanley considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Morgan Stanley’s, Linde’s and Praxair’s control. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the proposed business combination was determined by Linde and Praxair, rather than by any financial advisor, and was approved by the Linde executive board. The decision by Linde to enter into the business combination agreement was solely that of the Linde executive board. Morgan Stanley provided advice to Linde during the negotiations between Linde and Praxair. Morgan Stanley did not, however, recommend any specific exchange ratio to Linde or that any specific exchange ratio or type of consideration constituted the only appropriate exchange ratio or type of consideration for the business combination.

As described above, the Morgan Stanley financial analyses were only one of the many factors considered by the Linde executive board in its evaluation of the proposed business combination and should not be viewed as determinative of the views of the Linde executive board or management with respect to the business combination or the exchange ratio, or of whether the Linde executive board would have been willing to agree to different consideration.

Linde’s executive board selected Morgan Stanley to act as its advisor in connection with the proposed business combination between Linde and Praxair based on Morgan Stanley’s reputation, experience in transactions similar to the proposed business combination and familiarity with Linde. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Praxair, Linde, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Pursuant to its engagement letter with Linde, Morgan Stanley will be paid a fee for its services as financial advisor to the Linde executive board in connection with the proposed business combination in the aggregate amount of €35,833,000, €3,000,000 of which was payable upon signing of the Non-Binding Term Sheet, €3,000,000 of which was payable upon signing of the business combination agreement, and with the remainder becoming payable upon completion of the proposed business combination. In the two years prior to the date of its opinion, Morgan Stanley provided certain financial advisory and financing services for Linde and received fees in an aggregate amount of $0.7 million in connection with such services (excluding fees that Morgan Stanley already received for its services as financial advisor to the Linde executive board in connection with the proposed business combination as set forth in the preceding sentence). In the two years prior to the date of its opinion, Morgan Stanley did not provide financial advisory or financing services for Praxair. Morgan Stanley may also seek to provide financial advisory and financing services to Linde plc, Linde, Praxair and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Opinion of Perella Weinberg, Financial Advisor to Linde

The Linde executive board retained Perella Weinberg to act as its financial advisor in connection with the business combination. The Linde executive board selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation, its knowledge of the businesses and affairs of Linde and its knowledge of the industries in which Linde and Praxair conduct their respective businesses. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

In connection with the reasoned statement (begründete Stellungnahme) of the Linde executive board and supervisory board, to be issued pursuant to section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) (the “Takeover Act”), on August 21, 2017, Perella Weinberg rendered its written opinion to the Linde executive board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to Linde’s shareholders.

The full text of Perella Weinberg’s written opinion, dated August 21, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex 2 to this document and is incorporated by reference herein. The opinion does not address Linde’s underlying business decision to enter into the business combination or the relative merits of the business combination as compared with any other strategic alternative that may have been available to Linde. The opinion does not constitute a recommendation to any holder of Linde shares or Praxair shares as to how such holder should vote or otherwise act with respect to the business combination or any other matter and does not in any manner address the prices at which Linde shares, Praxair shares or the Linde plc shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the business combination to, or any consideration received in connection with the business combination by, the holders of any other class of securities, creditors or other constituencies of Linde. Perella Weinberg provided its opinion for the information and assistance of the Linde executive board in connection with, and for the purposes of its evaluation of, the business combination. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Linde and Praxair, including research analyst reports;

•

reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Linde, in each case prepared by Linde management (which are referred to as the Linde Forward-Looking Financial Information (see “— Certain Unaudited Forward-Looking Financial Information”));

•	reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Praxair, in each case prepared by Praxair management (which are referred to as the Praxair Forward-Looking Financial Information (see “— Certain Unaudited Forward-Looking Financial Information”));

•	reviewed certain publicly available forecasts relating to Linde (referred to in this section entitled “—Opinion of Perella Weinberg, Financial Advisor to Linde” as the “Linde Public Forecasts”);

•	reviewed certain publicly available forecasts relating to Praxair (referred to in this section entitled “—Opinion of Perella Weinberg, Financial Advisor to Linde” as the “Praxair Public Forecasts”);

•	discussed the past and current business, operations, financial condition and prospects of Linde and Praxair and reviewed estimates of synergies anticipated from the business combination (collectively, referred to in this section entitled “— Opinion of Perella Weinberg, Financial Advisor to Linde,” as the “Anticipated Synergies,” see “— Certain Unaudited Forward-Looking Financial Information”) with senior executives of Linde;

•	discussed the past and current business, operations, financial condition and prospects of Praxair with senior executives of Praxair;

•	compared the financial performance of Linde and Praxair with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the business combination with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed historical premiums paid for securities of certain publicly-traded companies in certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the historical trading prices of the shares of Linde and Praxair;

•	reviewed the business combination agreement;

•	reviewed the Exchange Offer Prospectus contained in Amendment No. 4 to the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Linde plc on August 10, 2017;

•	reviewed the offer document within the meaning of Section 14 para. 3 of the Takeover Act concerning the voluntary public takeover bid (exchange offer) of Linde plc published on August 15, 2017 (the “Exchange Offer Document”);

•	reviewed a draft dated August 11, 2017 of the Joint Statement of the Linde executive board and Linde supervisory board issued pursuant to Section 27 of the Takeover Act in connection with the exchange offer; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to Perella Weinberg (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of Linde that, to its knowledge, the information furnished by management for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg assumed, with Linde’s consent, that there were no material undisclosed liabilities of Linde or Praxair for which adequate reserves or other provisions were not made. With respect to the Linde Forward-Looking Financial Information, Perella Weinberg was advised by the management of Linde, and assumed, with Linde’s consent, that they were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of the management of Linde as to the future financial performance of Linde and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the Praxair Forward-Looking Financial Information, Perella Weinberg was advised by the management of Praxair, and assumed, with Linde’s consent, that they were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of the management of Praxair as to the future financial performance of Praxair and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the Linde Public Forecasts and the Praxair Public Forecasts, Perella Weinberg assumed, with Linde’s consent, that they were a reasonable basis upon which to evaluate the future financial performance of the parties to the business combination agreement and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg assumed, with Linde’s consent, that the Anticipated Synergies and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Linde to result from the business combination would be realized in the amounts and at the times projected by the management of Linde, and Perella Weinberg expressed no view as to the assumptions on which they were based nor did Perella Weinberg assume any responsibility for the accuracy and completeness of such information. Perella Weinberg relied, without independent verification, upon the assessment by the management of Linde of the timing and risks associated with the integration of Linde and Praxair. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Linde or Praxair, nor was it furnished with any such valuations or appraisals, nor did it assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of Linde or Praxair. In addition, Perella Weinberg did not evaluate the solvency of any party to the business combination, including under any laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the business combination would be consummated in accordance with the terms set forth in the business combination agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the business combination (including anti-trust, competition or other regulatory approvals), no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on any party to the business combination agreement or the contemplated benefits expected to be derived in the business combination. Perella Weinberg also assumed that in direct or indirect connection with the business combination no consequences or effects arise that would have an adverse effect on any party to the business combination agreement or their respective businesses. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addresses only the fairness from a financial point of view, as of August 21, 2017, of the exchange ratio to Linde’s shareholders. Perella Weinberg was not asked to, nor did it offer, any opinion as to any other term of the business combination or the form or structure of the business combination or the likely time frame in which the business combination would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of compensation to be received, if any, by any officers, directors or employees of any party to the business combination agreement, or any class of such persons. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the business combination agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Linde had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Linde to enter into the business combination or the relative merits of the business combination as compared with any other strategic alternative which may have been available to Linde.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Linde executive board in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, these tables must be read together with the text of each summary. These tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. Where necessary in connection with its analyses, Perella Weinberg performed currency conversions using an appropriate exchange rate.8

Historical Share Price Analysis

Perella Weinberg reviewed the share price performance of Linde and Praxair and the implied relative market capitalization contribution of Linde and Praxair on a fully diluted basis during various periods, including (i) the 52-week period ending on August 15, 2016, the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair, (ii) the 52-week period ending on November 29, 2016, the date of the second market rumors about a potential transaction between Linde and Praxair, and (iii) the 52-week period ending on August 15, 2017, the last trading day before Perella Weinberg’s financial analysis was finalized in the form presented to the Linde executive and supervisory boards in connection with the delivery of the reasoned statement. Perella Weinberg noted that the ranges of low and high trading prices of Linde shares and Praxair during each respective 52-week period were as follows:

	Linde Share Price (Bloomberg “LIN-GR” ticker)		Praxair Share Price (NYSE)
52-Week Period Ending	Low	High	Low	High
August 15, 2016	€116.32	€169.32	$96.13	$119.62
November 29, 2016	€116.32	€155.90	$96.13	$123.44
August 15, 2017	€138.73	€179.20	$114.50	$136.62

Based on the minimum and maximum relative fully diluted market capitalization contribution of Linde and Praxair, in each case, during the 52-week periods ending on August 15, 2016, November 29, 2016 and August 15, 2017, Perella Weinberg derived ranges of the implied relative ownership of Linde plc by Linde shareholders following completion of the business combination of 43.3% to 52.6%, 43.3% to 50.4% and 46.0% to 49.1%, respectively, and ranges of implied exchange ratios of Linde plc shares to Linde shares (based on the assumption that, as set forth in the business combination agreement, one Linde plc share would be issued in exchange for each Praxair share) of 1.18x to 1.71x, 1.18x to 1.56x, and 1.31x to 1.50x, respectively. This can be compared to the relative ownership of Linde plc by Linde shareholders following completion of the business combination of 50% that is contemplated by the exchange ratio of 1.540 Linde plc shares to be received for each Linde share as provided for in the business combination agreement and the exchange offer and exchange ratios implied by the respective trading prices of Linde shares and Praxair shares as of market close on August 15, 2016, as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016 and as of market close on August 15, 2017 of 1.31x, 1.35x and 1.45x, respectively, each of which was within each range of implied relative ownership and each range of implied exchange ratios set forth above.

Research Analyst Price Targets

Perella Weinberg reviewed and analyzed selected price targets for Linde shares published by selected research analysts as of (i) August 15, 2016, the last trading day prior to the first market rumors about a potential transaction between Linde and Praxair (20 research analysts), (ii) November 28, 2016, the last trading day prior to the second market rumors about a potential transaction between Linde and Praxair (22 research analysts), and (iii) August 15, 2017, the last trading day before Perella Weinberg’s financial analysis was finalized in the form presented to the Linde executive and supervisory boards in connection with the delivery of the reasoned statement (19 research analysts). Perella Weinberg also reviewed and analyzed selected price targets for Praxair shares published by research analysts as of (i) August 15, 2016 (12 research analysts), (ii) November 28, 2016 (15 research analysts) and (iii) August 15, 2017 (11 research analysts). The selected price targets reflect each research analyst’s estimate of the future public market trading prices of Linde shares and Praxair shares. Perella Weinberg noted that (i) as of market close on August 15, 2016, the range of research analyst price targets for Linde shares was between €107.00 and €172.00 per share, and the average and median of such targets were €142.75 per share and €147.00 per share, respectively, as compared to the closing price per Linde share on the Bloomberg “LIN-GR” ticker of €138.73 as of market close on August 15, 2016, (ii) as of market close on November 28, 2016, the range of research analyst price targets for Linde shares was between €110.00 and €204.00 per share, and the average and median of such targets were €154.59 per share and €156.00 per share, respectively, as compared to the price per Linde share on the Bloomberg “LIN-GR” ticker of €149.97 as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016, and (iii) as of market close on August 15, 2017, the range of research analyst price targets for Linde shares was between €149.00 and €206.00 per share, and the average and median of such targets were €176.37 per share and €175.00 per share, respectively, as compared to the closing price per Linde share on the Bloomberg “LIN-GR” ticker of €162.92 as of market close on August 15, 2017.

Perella Weinberg also noted that (i) as of market close on August 15, 2016, the range of research analyst price targets for Praxair shares was between $115.00 and $140.00 per share, and the average and median of such targets were $126.08 per share and $126.50 per share, respectively, as compared to the closing price per Praxair share on the NYSE of $118.03 as of market close on August 15, 2016, (ii) as of market close on November 28, 2016, the range of research analyst price targets for Praxair shares was between $110.00 and $140.00 per share, and the average and median of such targets were $123.47 per share and $125.00 per share, respectively, as compared to the price per Praxair share on the NYSE of $118.13 as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016, and (iii) as of market close on August 15, 2017, the range of research analyst price targets for Praxair shares was between $120.00 and $162.00 per share, and the average and median of such targets were $143.55 per share and $140.00 per share, respectively, as compared to the closing price per Praxair share on the NYSE of $131.47 as of market close on August 15, 2017.

Based on comparisons of the high and low research analyst price targets for Linde and Praxair shares, in each case, as of August 15, 2016, November 28, 2016 and August 15, 2017, Perella Weinberg derived ranges of the implied relative ownership of Linde plc by Linde shareholders following completion of the business combination of 35.5% to 52.0%, 35.0% to 56.2% and 40.9% to 56.6%, respectively, and ranges of implied exchange ratios of Linde plc shares to Linde shares (based on the assumption that, as set forth in the business combination agreement, one Linde plc share would be issued in exchange for each Praxair share) of 0.85x to 1.67x (with a midpoint derived from the median research analyst estimate of 1.30x), 0.84x to 1.97x (with a midpoint derived from the median research analyst estimate of 1.33x) and 1.08x to 2.01x (with a midpoint derived from the median research analyst estimate of 1.47x), respectively. This can be compared to the relative ownership of Linde plc by Linde shareholders following completion of the business combination of 50% that is contemplated by the exchange ratio of 1.540 Linde plc shares to be received for each Linde share as provided for in the business combination agreement, which was within each range of implied relative ownership and each range of implied exchange ratios set forth above.

Historical Trading Multiple Analysis

Perella Weinberg analyzed the enterprise value to EBITDA multiples of Linde’s and Praxair’s respective historical trading prices relative to historical broker consensus estimates of Linde’s and Praxair’s respective next twelve months’ EBITDA over the past five years. The respective average enterprise value to EBITDA multiples over the time periods preceding Linde’s revision of its prior published ROCE and operating profit targets on November 30, 2015, the first market rumors about a potential transaction between Linde and Praxair on August 15, 2016 and August 15, 2017, the last trading day before Perella Weinberg’s financial analysis was finalized in the form presented to the Linde executive and supervisory boards in connection with the delivery of the reasoned statement, were as follows:

Prior to November 30, 2015	Linde	Praxair
Last three months	8.8x	10.8x
Last six months	9.2x	11.1x
Last twelve months	9.6x	11.3x
Last three years	9.1x	11.3x

Prior to August 15, 2016	Linde	Praxair
Last three months	8.1x	11.7x
Last six months	8.1x	11.7x
Last twelve months	8.3x	11.2x
Last three years	8.9x	11.4x

Prior to August 15, 2017	Linde	Praxair
Last 5 Years
Average	8.9x	11.5x
Minimum	7.6x	10.0x
Maximum	10.7x	13.1x

Based on the range of historical enterprise value to EBITDA multiples of Linde, Perella Weinberg applied an enterprise value to EBITDA multiple range of 8.0x to 9.5x to the next twelve months’ EBITDA of the most recent broker consensus estimates for Linde and to the Linde Forward-Looking Financial Information, respectively. The resulting implied equity value per Linde share based on such enterprise value to EBITDA multiples ranged from €136.15 to €170.92 with respect to the Linde broker consensus estimates and from €138.99 to €173.96 with respect to the Linde Forward-Looking Financial Information, as compared to the implied equity value per Linde share based on the Linde share prices of €138.73 as of market close on August 15, 2016, €149.97 as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016 and €162.92 as of market close on August 15, 2017.

Based on the range of historical enterprise value to EBITDA multiples of Praxair, Perella Weinberg applied an enterprise value to EBITDA multiple range of 10.5x to 12.0x to the next twelve months’ EBITDA of the most recent broker consensus estimates for Praxair and to the Praxair Forward-Looking Financial Information, respectively. The resulting implied equity value per Praxair share based on such enterprise value to EBITDA multiples ranged from $106.17 to $125.14 with respect to the Praxair broker consensus estimates and from $106.10 to $125.07 with respect to the Praxair Forward-Looking Financial Information, as compared to the implied equity value per Praxair share based on the Praxair share prices of $118.03 as of market close on August 15, 2016, $118.13 as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016 and $131.47 as of market close on August 15, 2017.

Based on comparisons of the implied valuation ranges derived from historical enterprise value to EBITDA multiples as described above, Perella Weinberg derived a range of implied relative ownership of Linde plc by Linde shareholders following the completion of the business combination implied by the Praxair and Linde broker consensus estimates of 45.2% to 55.1% and a range of implied relative ownership of a combined Linde and Praxair by Linde shareholders following the completion of the business combination implied by the Linde Forward-Looking Financial Information and Praxair Forward-Looking Financial Information of 45.8% to 55.6%, and ranges of implied exchange ratios of Linde plc shares to Linde shares (based on the assumption that, as set forth in the business combination agreement, one Linde plc share would be issued in exchange for each Praxair share) implied by the Praxair and Linde broker consensus estimates and the Linde Forward-Looking Financial Information and Praxair Forward-Looking Financial Information of 1.28x to 1.89x (with a midpoint of 1.56x) and 1.30x to 1.92x (with a midpoint of 1.59x), respectively. This can be compared to the relative ownership of Linde plc by Linde shareholders following completion of the business combination of 50% that is contemplated by the exchange ratio of 1.540 Linde plc shares to be received for each Linde share as provided for in the business combination agreement, each of which was within each range of implied relative ownership and each range of implied exchange ratios set forth above.

Precedent Mergers of Equals Analysis

Perella Weinberg analyzed certain information relating to select precedent “merger of equals” transactions from April 2007 through August 2017 for which the transaction value was greater than €2 billion, and which Perella Weinberg, in the exercise of its professional judgment, determined to be relevant transactions. The transactions analyzed were the following:

			Relative Ownership
			Trading One Month Prior		Announced
Transaction Announcement Date	Smaller Party	Larger Party	Smaller Party	Larger Party	Premium/ (Discount)	Premium/ (Discount)
May 2017	Huntsman Corp.	Clariant AG	49%	51%	48%/(2%)	52%/2%
September 2016	Agrium Inc.	Potash Corp.	48%	52%	48%/0%	52%/(0%)
May 2016	FMC Technologies Inc.	Technip SA	48%	52%	49%/3%	51%/(3%)
March 2016	Markit Ltd.	IHS Inc.	43%	57%	43%/0%	57%/(0%)
March 2016	London Stock Exchange Group plc	Deutsche Börse AG	45%	55%	46%/2%	54%/(2%)
December 2015	E. I. du Pont de Nemours and Company	The Dow Chemical Company	48%	52%	50%/4%	50%/(4%)
June 2015(a)	Willis Group Holdings plc(a)	Towers Watson & Co.(a)	47%	53%	50%/2%	50%/(2%)
January 2015(b)	MeadWestvaco Corporation(b)	Rock-Tenn Company(b)	47%	53%	50%/3%	50%/(2%)
December 2014(c)	Spansion Inc.(c)	Cypress Semiconductor Corporation(c)	43%	57%	50%/15%	50%/(12%)
May 2014	Carphone Warehouse Group plc	Dixons Retail plc	50%	50%	50%/0%	50%/(0%)
April 2014	Lafarge SA	Holcim Ltd.	45%	55%	44%/(3%)	56%/2%
February 2014	RF Micro Devices, Inc.	TriQuint Semiconductor, Inc.	49%	51%	50%/2%	50%/(2%)
July 2013(d)	Publicis Groupe S.A.(d)	Omnicom Group, Inc.(d)	48%	52%	51%/4%	49%/(4)%
March 2008	Oxiana Ltd.	Zinifex Ltd.	48%	52%	50%/3%	50%/(3%)
April 2007	Rodamco Europe N.V.	Unibail Holding S.A.	46%	54%	50%/7%	50%/(6%)

(a)	Premium/discount calculation takes into account a special cash dividend of $10.00 per share paid to Towers Watson shareholders.
(b)	Premium/discount calculation takes into account a cash election for RockTenn shareholders (representing approximately 7% of RockTenn shares outstanding).
(c)	Perella Weinberg determined to exclude the Spansion/Cypress transaction from the premia or discount ranges set forth below.
(d)	Premium or discount calculation takes into account a special cash dividend of €1.00 per share paid to Publicis shareholders and a special cash dividend of $2.00 per share paid to Omnicom shareholders.

Perella Weinberg performed a premia paid or discount received analysis for each of the selected transactions. The premia (or discounts) applicable to the smaller party in the selected transactions as compared to the relative ownership of the merger parties one month prior to the announcement of each transaction (or, if applicable, one month prior to the last unaffected share price) ranged from a minimum of a (3)% discount with respect to such relative ownership to a maximum of a 7% premium with respect to such relative ownership, with an average premium of 2% received by the smaller party. The discounts (or premia) applicable to the larger party in the selected transactions as compared to the relative ownership of the merger parties one month prior to the announcement of each transaction (or, if applicable, one month prior to the last unaffected share price) ranged from a minimum of a (6)% discount with respect to such relative ownership to a maximum of a 2% premium with respect to such relative ownership, with an average discount of (2)% applicable to the larger party.

Perella Weinberg observed that applying the range of premia or discounts from the selected transactions to Linde’s and Praxair’s unaffected share prices as of market close on August 15, 2016 (such price is herein referred to as the “Unaffected Share Price”) would yield an implied equity value per share of Linde’s stock of €134.88 to €148.86 and an implied equity value per share of Praxair’s stock of $110.60 to $120.74, respectively, and that applying the range of premia/discounts from the selected transactions to Linde’s and Praxair’s share prices as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016 (such price is herein referred to as the “Pre-Rumor II Share Price”) would yield an implied equity value per share of Linde’s stock of €145.80 to €160.92 and an implied equity value per share of Praxair’s stock of $110.69 to $120.85, respectively.

Perella Weinberg also applied the premia or discounts observed in the selected transactions to the market value of Linde and Praxair based on each of the Unaffected Share Price and Pre-Rumor II Share Price to determine ranges of the implied relative ownership of Linde plc by Linde shareholders following completion of the business combination of 45.9% to 50.6% and 47.8% to 52.6%, respectively, and ranges of implied exchange ratios of Linde plc shares to Linde shares (based on the assumption that, as set forth in the business combination agreement, one Linde plc share would be issued in exchange for each Praxair share) of 1.31x to 1.58x and 1.42x to 1.71x, respectively. This can be compared to the relative ownership of Linde plc by Linde shareholders following completion of the business combination of 50% that is contemplated by the exchange ratio of 1.540 Linde plc shares to be received for each Linde share as provided for in the business combination agreement and the implied exchange ratios derived from applying the premium of 5.3% and the discount of (4.8)% implied by the indicative agreement reached on December 20, 2016 for Linde and Praxair shareholders, respectively, to hold 50% of the equity in Linde plc based on the respective Linde and Praxair share prices as of November 17, 2016 to the respective closing share prices of Linde shares and Praxair shares as of August 15, 2016 and as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016, of 1.53x and 1.65x, respectively, each of which was within each such range of implied relative ownership and each range of implied exchange ratios set forth above.

The selected transaction premia analysis was reviewed for illustrative purposes only. Although the selected merger of equals transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the business combination, Linde or Praxair. Accordingly, Perella Weinberg’s comparison of the selected transactions to the business combination and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the companies involved in such transactions and of the business combination and was based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Discounted Cash Flow Analysis

Linde

Perella Weinberg conducted a discounted cash flow analysis for Linde based on the Linde Forward-Looking Financial Information (see the section entitled “—Forward-Looking Financial Information”) by:

•	calculating the present value as of August 15, 2017 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, subject to certain adjustments) that Linde could generate for 2017 through 2020 using a discount rate of 7.0% based on estimates of the weighted average cost of capital of Linde derived using the Capital Asset Pricing Model (which is herein referred to as “CAPM”), and

•	adding terminal values calculated assuming terminal year trailing exit multiples ranging from 8.0x to 10.0x EBITDA and a discount rate of 7.0% (consistent with implied perpetuity growth rates ranging from 1.74% to 2.75%).

Perella Weinberg selected the range of trailing exit multiples for Linde based on the historical enterprise value to last twelve months’ EBITDA trading ranges of Linde over the past five years and also cross-checked such estimates of terminal year trailing exit multiples against the implied perpetuity growth rates of Linde’s future unlevered cash flow forecasts, which Perella Weinberg assessed utilizing its professional judgment and experiences, taking into account the Linde Forward-Looking Financial Information and market expectations regarding long-term real growth of gross domestic product and inflation.

Perella Weinberg used a discount rate of 7.0% derived by application of the CAPM, which takes into account certain company-specific metrics, including Linde’s target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the European financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Linde. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted net debt of €8.546 billion as of June 30, 2017, added the estimated value of cash proceeds from the potential GIST disposal of €341 million (based on an assumed closing date for the potential GIST disposal of December 31, 2017) and subtracted non-controlling interests of €900 million as of June 30, 2017. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Linde shares, as compared to the Unaffected Share Price per Linde share on the Bloomberg “LIN-GR” ticker of €138.73 and the Pre-Rumor II Share Price per Linde share on the Bloomberg “LIN-GR” ticker of €149.97:

Range of implied present value per share (assuming 7.0% discount rate and 8.0x–10.0x enterprise value to EBITDA exit multiple and reflecting a corresponding range of implied

perpetuity growth rates of 1.74%–2.75%)

Linde Forward-Looking Financial Information	€142.07 to €183.25

Praxair

Perella Weinberg conducted a discounted cash flow analysis for Praxair based on the Praxair Forward-Looking Financial Information by:

•	calculating the present value as of August 15, 2017 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, subject to certain adjustments) that Praxair could generate for fiscal year 2017 through fiscal year 2020 using a discount rate of 7.25% based on estimates of the weighted average cost of capital of Praxair derived using the CAPM, and

•	adding terminal values calculated assuming terminal year trailing exit multiples ranging from 10.5x to 12.5x EBITDA and a discount rate of 7.25% (consistent with implied perpetuity growth rates ranging from 2.62% to 3.33%).

Perella Weinberg selected the range of trailing exit multiples for Praxair based on the historical enterprise value to last twelve months’ EBITDA trading ranges of Praxair over the past five years and also cross-checked such estimates of terminal year trailing exit multiples against the implied perpetuity growth rates of Praxair’s future unlevered cash flow forecasts, which Perella Weinberg assessed utilizing its professional judgment and experiences, taking into account the Praxair Forward-Looking Financial Information and market expectations regarding long-term real growth of gross domestic product and inflation.

Perella Weinberg used a discount rate of 7.25% derived by application of the CAPM, which takes into account certain company-specific metrics, including Praxair’s target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Praxair. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted net debt of $9.485 billion as of June 30, 2017 and non-controlling interests of $463 million as of June 30, 2017. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Praxair shares, as compared to the Unaffected Share Price per Praxair share on the NYSE of $118.03 and the Pre-Rumor II Share Price per Praxair share on the NYSE of $118.13:

Range of implied present value per share (assuming 7.25% discount rate and  10.5x–12.5x enterprise value to EBITDA exit multiple and reflecting a corresponding range of implied

perpetuity growth rates of 2.62%–3.33%)

Praxair Forward-Looking Financial Information	$109.96 to $133.29

Based on comparisons of the upper and lower limits of the Linde reference range of implied equity value per share with the Praxair reference range of implied equity value per share of Praxair, Perella Weinberg derived a range of the implied relative ownership of Linde plc by Linde shareholders following the completion of the business combination of 44.7% to 56.0%, and a range of implied exchange ratios of Linde plc shares to Linde shares (based on the assumption that, as set forth in the business combination agreement, one Linde plc share would be issued in exchange for each Praxair share) of 1.25x to 1.96x (with a midpoint of 1.57x). This can be compared to the relative ownership of Linde plc by Linde shareholders following completion of the business combination of 50% that is contemplated by the exchange ratio of 1.540 Linde plc shares to be received for each Linde share as provided for in the business combination agreement, which was within the range of implied relative ownership and the range of implied exchange ratios set forth above.

Discounted Equity Analysis

Perella Weinberg performed an illustrative analysis of the implied present value of the future theoretical value of Linde shares. This analysis is designed to provide an indication of the present value to Linde’s shareholders of a theoretical future value of the equity of each of Linde and Praxair as a function of applying Linde’s and Praxair’s historic enterprise value to EBITDA NTM multiples to their respective future adjusted EBITDA estimates based on the Linde Forward-Looking Financial Information and the Praxair Forward-Looking Financial Information, as applicable.

With respect to Linde, Perella Weinberg first calculated the implied enterprise value of Linde for the end of calendar years 2017, 2018 and 2019 by applying a range of historic enterprise value to next twelve months’ EBITDA multiples for Linde of 8.0x to 9.5x to the estimated adjusted next twelve months’ EBITDA for such years based on the Linde Forward-Looking Financial Information for the calendar years 2018, 2019 and 2020. See the section entitled “— Certain Unaudited Forward-Looking Financial Information.” Perella Weinberg then calculated an implied equity value for the value of the implied enterprise value estimate of Linde for each year by adjusting for net financial debt and other equity value adjustments. Perella Weinberg subsequently discounted these values to August 15, 2017 using an illustrative discount rate of 8.5%. This analysis resulted in estimated implied future share price ranges for the Linde shares of approximately €138.15 to €172.63 for the end of calendar year 2017, approximately €136.27 to €169.41 for the end of calendar year 2018 and approximately €134.65 to €166.53 for the end of calendar year 2019.

With respect to Praxair, Perella Weinberg first calculated the implied enterprise value of Praxair for the end of calendar years 2017, 2018 and 2019 by applying a range of historic enterprise value to next twelve months’ EBITDA multiples for Praxair of 10.5x to 12.0x to the estimated adjusted next twelve months’ EBITDA for such years based on the Praxair Forward-Looking Financial Information for the calendar years 2018, 2019 and 2020. See the section entitled “— Certain Unaudited Forward-Looking Financial Information.” Perella Weinberg then calculated an implied equity value for the value of the implied enterprise value estimate of Praxair for each year by adjusting for net financial debt and other equity value adjustments. Perella Weinberg subsequently discounted these values to August 15, 2017 using an illustrative discount rate of 9.0%. This analysis resulted in estimated implied future share price ranges for the Praxair shares of approximately $106.39 to $125.88 for the end of calendar year 2017, approximately $104.93 to $123.70 for the end of calendar year 2018 and approximately $105.89 to $124.32 for the end of calendar year 2019.

Based on comparisons of the upper and lower limits of the ranges of the implied future share price for Linde shares with the ranges of the implied future share price for Praxair shares, for each of 2017, 2018 and 2019, Perella Weinberg derived ranges of the implied relative ownership of Linde plc by Linde shareholders following completion of the business combination of 45.4% to 55.1%, 45.5% to 55.0% and 45.1% to 54.4%, respectively, and ranges of implied exchange ratios of Linde plc shares to Linde shares (based on the assumption that, as set forth in the business combination agreement, one Linde plc share would be issued in exchange for each Praxair share) of 1.29x to 1.90x (with a midpoint of 1.57x), 1.29x to 1.89x (with a midpoint of 1.57x) and 1.27x to 1.85x (with a midpoint of 1.54x), respectively. This can be compared to the relative ownership of Linde plc by Linde shareholders following completion of the business combination of 50% that is contemplated by the exchange ratio of 1.540 Linde plc shares to be received for each Linde share as provided for in the business combination agreement, which was within each range of implied relative ownership and each range of exchange ratios calculated above.

The illustrative future prices per share of Linde or Praxair shares should not be viewed as an accurate representation of what actual prices per share of Linde shares or Praxair shares will be. Actual prices per share of Linde shares or Praxair shares for any period may be greater or less than the illustrative future prices per share of Linde shares or Praxair shares reviewed by Perella Weinberg, and the differences may be material. Future share prices are inherently uncertain, being based upon numerous factors or events that are not possible to predict.

Illustrative Hypothetical Value Accretion

Perella Weinberg reviewed the potential pro forma value accretion to Linde shareholders by aggregating the fully diluted market capitalization of Linde shares of €28.047 billion and the fully diluted market capitalization of Praxair shares of €32.014 billion, in each case, as of the time immediately prior to the second market rumors about a potential transaction between Linde and Praxair on November 29, 2016 and taking into account estimates provided by Linde management of potential net run-rate cost savings, potential run-rate capital expenditure synergies and post-tax transaction and implementation expenses. Perella Weinberg estimated the capitalized value of such estimated cost savings and synergies (net of transaction expenses) to be €7.825 billion. This indicated that, based on the pro forma ownership of Linde shareholders in the combined company upon consummation of the business combination of approximately 50%, the business combination could be accretive to the fully diluted market capitalization of Linde, as of November 29, 2016, of €28.047 billion by approximately 21%.

Perella Weinberg also reviewed the potential pro forma value accretion to Linde shareholders based on the standalone discounted cash flow analyses of Linde and Praxair described above under the heading “—Discounted Cash Flow Analysis” by aggregating the reference midpoint standalone discounted cash flow value for Linde of €30.376 billion and Praxair of €29.896 billion and taking into account the estimated present value as of August 15, 2017 of the potential net cost savings and capital expenditure synergies, each based on an approximately three-year phasing period as provided by Linde, and transaction expenses over a four-year period. Perella Weinberg estimated the net present value of such estimated cost savings and synergies (net of transaction expenses) to be €6.139 billion. This indicated that, based on the pro forma ownership of Linde shareholders in the combined company upon consummation of the business combination of approximately 50%, the business combination could be accretive to the approximate implied equity value reference midpoint for Linde of €30.376 derived from the standalone discounted cash flow analysis of Linde described above under the heading “—Discounted Cash Flow Analysis” by approximately 9%.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Linde, Praxair or the business combination.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Linde executive board as to the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio of 1.540 Linde plc shares to be received for each share of Linde stock as provided for in the business combination agreement to Linde shareholders. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the business combination agreement or their respective advisors, none of Linde, Praxair, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the Linde executive board was one of many factors taken into consideration by the Linde executive board in making its determination to approve the business combination in connection with the issuance of the reasoned statement. The type and amount of consideration payable in the business combination was determined through negotiations between Linde and Praxair, rather than by any financial advisor, and was approved by the Linde executive board. The decision to enter into the business combination agreement was solely that of the Linde executive board.

Pursuant to the terms of the engagement letter between Perella Weinberg and Linde dated as of December 14, 2016, Linde became obligated to pay Perella Weinberg €3.0 million upon the execution of a non-binding term sheet relating to the business combination and €3.0 million upon the execution of the business combination agreement, and has agreed to pay Perella Weinberg an additional €29.8 million upon the closing of the business combination. In addition, Linde agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities and claims.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own accounts or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Linde plc, Linde or Praxair or any of their respective affiliates.

During the two year period prior to the date of Perella Weinberg’s opinion, Perella Weinberg and its affiliates did not provide investment banking services to Praxair or its affiliates for which Perella Weinberg or its affiliates received compensation. Perella Weinberg and/or its affiliates have not advised Linde on any other matters for which it has received compensation during the two-year period prior to the date of Perella Weinberg’s opinion. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Linde, Praxair or their respective affiliates and in the future may receive compensation for the rendering of such services.